  As filed with the Securities and Exchange Commission on May 12, 1999.
                                                     Registration No. 333-74731
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                             AMENDMENT NO. 4
                                      to
                                   Form S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                              SCIENT CORPORATION
            (Exact name of Registrant as specified in its charter)

                                ---------------

            Delaware                              7379                            94-3288107
 (State or other jurisdiction of      (Primary Standard Industrial             (I.R.S. Employer
  incorporation or organization)       Classification Code Number)          Identification Number)

                         One Front Street, 28th Floor
                            San Francisco, CA 94111
                                (415) 733-8200
         (Address, including zip code, and telephone number, including area code, of the Registrant's principal executive offices)
                                ---------------
                               William H. Kurtz
  Chief Financial Officer, Executive Vice President, Treasurer and Secretary
                              Scient Corporation
                         One Front Street, 28th Floor
                            San Francisco, CA 94111
                                (415) 733-8200
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:

          Robert V. Gunderson, Jr., Esq.                         Gregory M. Gallo, Esq.
               David T. Young, Esq.                            Paul A. Blumenstein, Esq.
             Gunderson Dettmer Stough                       Gray Cary Ware & Freidenrich LLP
       Villeneuve Franklin & Hachigian, LLP                       400 Hamilton Avenue
              155 Constitution Drive                          Palo Alto, California 94301
           Menlo Park, California 94025                              (650) 328-6561
                  (650) 321-2400

                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of this prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                                             Proposed Maximum
 Title of Each Class of                    Proposed Maximum      Aggregate         Amount of
       Securities          Amount to be     Offering Price       Offering        Registration
    to be Registered       Registered(1)     per Share(2)        Price(2)           Fee(3)
---------------------------------------------------------------------------------------------
Common Stock, $0.0001
 par value per share...      3,450,000          $19.00          $65,550,000         $18,223

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
(1) Includes shares that the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(a).

(3) The registration fee was paid with the previous filings.
                                ---------------
   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and we are not soliciting offers to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS (Subject to Completion)

Issued May 12, 1999

                                3,000,000 Shares

                           [Scient Logo Appears Here]

                                  COMMON STOCK

                                  -----------

Scient Corporation is offering shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $17 and $19 per share.

                                  -----------

The common stock has been approved for quotation on the Nasdaq National Market under the symbol "SCNT."

                                  -----------

Investing in the common stock involves risks. See "Risk Factors" beginning on page 7.

                                  -----------

                               PRICE $   A SHARE

                                  -----------

                                                Underwriting
                                       Price to Discounts and    Proceeds to
                                        Public   Commissions  Scient Corporation
                                       -------- ------------- ------------------
Per Share.............................   $           $               $
Total.................................    $           $               $

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Scient Corporation has granted the underwriters the right to purchase up to an additional 450,000 shares of common stock to cover over-allotments. Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on
       , 1999.

                                  -----------

MORGAN STANLEY DEAN WITTER

                               HAMBRECHT & QUIST

                                                     THOMAS WEISEL PARTNERS LLC

                                  -----------

                        Internet Distribution Offered By

                           DISCOVER BROKERAGE DIRECT

May  , 1999

[Artwork Page 1]

   Scient is a leading provider of a new category of professional services called eBusiness systems innovation.

[Artwork Page 2]

   Scient's clients are innovative companies seeking competitive advantage through eBusiness.

  [Corporate logos of clients]

 Scient Clients

  [Screen shot of REALTOR.com]

 REALTOR.com

   Pioneering online real estate services, REALTOR.com aids home buyers and real estate professionals in the buying and selling of homes. RealSelect chose Scient to execute a technology re-architecture and functional redesign of REALTOR.com in order to enable the site to be more robust and responsive. Scient worked with RealSelect to implement a new, feature-rich functional design in under five months. The result is an online application which allows for the addition of new features. Scient designed the eBusiness for extended functionality to help REALTOR.com better serve their customers.

  [Screen shot of PlanetRx]

 PlanetRx

   PlanetRx, an online drugstore, teamed with Scient to accelerate the time to market of their eBusiness. Scient worked with PlanetRx to define their business process and determine the functional requirements and technical specifications needed to support their eBusiness. Based on this assessment, Scient designed, architected and implemented an eBusiness system for PlanetRx. From Scient's engagement through the launch of the PlanetRx site, the entire process took only six months.

  [Screen shot of innoVisions]

 innoVisions

   innoVisions is an integrator and operator of cash access machines, or CAMs, that provide automated check cashing and cash access in casinos and retail locations. Based on an open systems architecture, innoVisions has recently developed CAMs which use emerging technologies to identify individuals using facial recognition. innoVisions hired Scient to design, develop and test its CAM platform and networking technologies. In approximately 30 weeks, Scient assessed the client's needs, and architected and engineered an integrated system using the Windows NT operating system, browser technologies, standards for transmitting voice over the Internet and software that recognizes facial patterns. Further, Scient designed the system to accommodate the addition of new functionality to innoVisions' CAMs in the future.

                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary....................................................   4
Risk Factors..........................................................   7
Use of Proceeds.......................................................  17
Dividend Policy.......................................................  17
Preemptive Rights.....................................................  17
Capitalization........................................................  18
Dilution..............................................................  19
Selected Financial Data...............................................  20
Management's Discussion and Analysis of Financial Condition and
 Results of Operations................................................  21

                                                                       Page
                                                                       ----
Business..............................................................  28
Management............................................................  41
Certain Transactions..................................................  53
Principal Stockholders................................................  56
Description of Capital Stock..........................................  58
Shares Eligible for Future Sale.......................................  60
Underwriters..........................................................  62
Legal Matters.........................................................  64
Experts...............................................................  65
Additional Information................................................  65
Index to Financial Statements......................................... F-1

   Scient Corporation was originally incorporated in California on November 7, 1997 and reincorporated in Delaware on May 5, 1999. Our principal executive offices are located at One Front Street, 28th Floor, San Francisco, California 94111 and our telephone number is (415) 733-8200. Our World Wide Web address is www.scient.com. The information on our website is not incorporated by reference into this prospectus.

   You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

   In this prospectus, "Scient," "we," "us" and "our" refer to Scient Corporation. Unless otherwise indicated, all information in this prospectus:

  . Gives effect to the conversion of all outstanding shares of preferred stock into shares of common stock effective upon the closing of the offering;

  . Assumes no exercise of the underwriters' over-allotment option; and

  . Assumes no exercise of warrants to purchase an aggregate of 32,875 shares of our common stock which were outstanding on March 31, 1999.

   Until    , 1999, 25 days after commencement of the offering, all dealers that buy, sell or trade the common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

   We use the following trademarks of Scient in this prospectus: Scient, the Scient logo, the Scient Approach, The eBusiness Systems Innovator and New Bottom Line. This prospectus also includes trademarks of other companies.

                               PROSPECTUS SUMMARY

   You should read this summary together with the more detailed information and our financial statements and notes appearing elsewhere in this prospectus.

                                  OUR COMPANY

   Scient is a leading provider of a new category of professional services called eBusiness systems innovation. eBusinesses are businesses that combine the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications. As an eBusiness systems innovator, we provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. Our services are designed to rapidly improve a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. We have developed a methodology, the Scient Approach, that provides a framework for each stage of a client engagement from helping the client conceive its strategy to architecting, engineering and extending its eBusiness. We believe that our integrated methodology allows us to deliver reliable, robust, secure, scalable and extensible eBusiness systems innovation in rapid timeframes.

   We have performed professional services for over 35 clients, including AIG, Chase Manhattan, eBay, First Union, innoVisions, PlanetRx and RealSelect.

                             OUR MARKET OPPORTUNITY

   Scient believes that most companies seeking to build or enhance their eBusiness capabilities require a professional services provider with a broad range of integrated capabilities. Such a service provider must provide strategic industry insights combined with extensive technological skills to create applications, technology infrastructure and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses demanded by today's competitive marketplace. Such a skill set must include the ability to understand and integrate a wide spectrum of both emerging and existing technologies. Scient believes that many existing service providers are not well suited to address the broad range of challenges posed by eBusiness because they lack the necessary combination of strategic consulting and technological expertise. As a result, Scient believes that there is a growing need for a new category of service providers called eBusiness systems innovators.

   Scient provides the integrated services required to rapidly design, build and improve eBusinesses. We provide strategy consulting that combines expertise in eBusiness with market-specific knowledge in order to produce a combined business and technology strategy for our clients. We also architect and build applications and technology infrastructure that support a wide variety of eBusiness functions. We believe that we have a set of integrated skills that enable our clients to create or enhance competitive eBusinesses in rapid timeframes. This skill set includes:

    . Broad range of integrated strategy and technology capabilities;

    . Strategic industry insight;

    . Extensive skill with both emerging and existing technologies;

    . Customer experience design expertise;

    . Security expertise;

    . Structured and integrated approach to client engagements;

    . Rapid deployment and execution capabilities; and

    . Knowledge management expertise.

                                  OUR STRATEGY

   Scient's objective is to build upon its position as a leading eBusiness systems innovator. Our strategies for achieving that objective are as follows:

   Target Critical Engagements for Emerging eBusiness Leaders. To continue to differentiate our services and achieve recognition as a leading eBusiness systems innovator, we intend to continue to be selective with respect to the clients we serve and the engagements we undertake, and focus on engagements that are critical to the efforts of emerging market leaders building and enhancing innovative eBusinesses.

   Hire and Retain Outstanding Professionals and Maintain a Culture that Fosters Innovation. We place a strong focus on attracting, hiring, developing and retaining outstanding professionals. We also focus on maintaining a one-firm culture that fosters innovation and emphasizes professional development.

   Target Potential Clients Through Market-Specific Business Units. Our marketing and sales strategy includes targeting potential clients through market-specific business units that operate globally. Thus far, we have established four market-specific business units through which we market and sell our services. We intend to add additional market-specific business units as our capabilities and client opportunities warrant.

   Establish Global Presence to Support Emerging eBusiness Leaders. In order to better serve the needs of enterprises operating on a worldwide basis, we intend to expand our geographic presence within the United States and abroad.

   Continue to Develop and Refine the Scient Approach and Knowledge
Management. In order to capture, upgrade and refine our intellectual capital, including the Scient Approach, we intend to continue to invest in our knowledge management processes and systems. We believe that these processes and systems will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry expertise.

                                  THE OFFERING

 Common stock offered............................... 3,000,000 shares
 Common stock to be outstanding after the offering.. 34,299,560 shares(1)
 Use of proceeds.................................... For general corporate purposes, including
                                                     working capital. See "Use
                                                     of Proceeds."
 Proposed Nasdaq National Market symbol............. SCNT

                             SUMMARY FINANCIAL DATA

                         November 7, 1997                     Three Months Ended
                           (Inception)      Year     ---------------------------------------
                             through        Ended                 (unaudited)
                            March 31,     March 31,  June 30,  Sept. 30, Dec. 31,  March 31,
                               1998         1999       1998      1998      1998      1999
                         ---------------- ---------  --------  --------- --------  ---------
                                      (in thousands, except per share data)
Statement of Operations
 Data:
Revenues................     $   179      $ 20,675   $ 1,924    $ 3,094  $ 6,270    $ 9,387
Total operating
 expenses...............       1,394        33,022     2,525      4,569   10,207     15,721
Loss from operations....      (1,215)      (12,347)     (601)    (1,475)  (3,937)    (6,334)
Net loss................      (1,159)      (11,701)     (523)    (1,288)  (3,741)    (6,149)
Net loss per share:
 Basic and diluted......     $  (.19)     $  (1.77)  $  (.09)   $  (.21) $  (.56)   $  (.81)
 Weighted average
  shares................       5,947         6,599     6,048      6,155    6,737      7,623
Pro forma net loss per
 share:
 Basic and diluted(2)...                  $   (.56)  $  (.03)   $  (.06) $  (.17)   $  (.27)
 Weighted average
  shares(2).............                    20,836    18,321     20,937   21,544     22,707

   The following table presents our summary balance sheet as of March 31, 1999. The data in the "As Adjusted" column has been adjusted to reflect the conversion of our preferred stock outstanding as of March 31, 1999 into 14,732,794 shares of common stock and our sale of 3,000,000 shares of our common stock in this offering at an assumed initial public offering price of $18.00 per share and the application of the estimated net proceeds. See "Use of Proceeds" and "Capitalization."

                                                       As of March 31, 1999
                                                       -----------------------
                                                        Actual    As Adjusted
                                                       ---------- ------------
                                                          (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments.....    $28,129   $   76,649
Working capital.......................................     28,108       76,628
Total assets..........................................     38,812       87,332
Bank borrowings and capital lease obligations, long-
 term.................................................      1,809        1,809
Total stockholders' equity ...........................     29,977       78,497

--------
(1) Based on the number of shares outstanding as of March 31, 1999. Excludes 2,951,916 shares of common stock issuable upon exercise of outstanding options as of March 31, 1999 at a weighted average exercise price of $2.71. Also excludes 32,875 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999 at a weighted average exercise price of $.37 per share. See "Management--Employee Benefit Plans" and Notes 6 and 8 of Notes to Financial Statements.
(2) See Note 1 of Notes to Financial Statements for an explanation of the number of shares used in per share computations.

                                 RISK FACTORS

   You should carefully consider the following risks before making an investment decision. The risks described below are not the only ones that we face. Any of the following risks could seriously harm our business, financial condition or results of operations. As a result, these risks could cause the decline of the trading price of our common stock, and you may lose all or part of your investment. You should also refer to the other information set forth in this prospectus, including our financial statements and the related notes.

Risks Related to Our Business

   We Have a History of Losses and Expect to Incur Losses in the Future

   We incurred net losses of $11.7 million during the year ended March 31, 1999. As of March 31, 1999, we had an accumulated deficit of $12.9 million. We have not had a profitable quarter and may never achieve profitability. We also expect to continue to incur increasing sales and marketing, infrastructure development and general and administrative expenses. As a result, we will need to generate significant revenues to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis in the future. Although our revenues have grown in recent quarters, we do not believe that we can sustain our historical growth rates. Accordingly, you should not view our historical growth rates as indicative of our future revenues. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Our Quarterly Revenues and Operating Results Are Volatile and May Cause Our Stock Price to Fluctuate

   Our quarterly revenues and operating results are volatile and difficult to predict. It is likely that in some future quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, the market price of our common stock may decline significantly.

   Our quarterly operating results have varied in the past and are likely to vary significantly from quarter to quarter. As a result, we believe that period-to-period comparisons of our results of operations are not a good indication of our future performance. A number of factors are likely to cause these variations, including:

  . Our ability to obtain new and follow-on client engagements;

  . The amount and timing of expenditures by our clients for eBusiness services;

  . Our ability to attract, train and retain skilled management, strategic, technical, design, sales, marketing and support professionals;

  . Our employee utilization rate, including our ability to transition employees quickly from completed projects to new engagements, for which we typically receive little or no notice;

  . The introduction of new services by us or our competitors;

  . Changes in our pricing policies or those of our competitors;

  . Our ability to manage costs, including personnel costs and support services costs; and

  . Costs related to the expected opening or expansion of Scient offices.

   We derive all of our revenues from professional services, which we generally provide on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Since personnel and related costs constitute the substantial majority of our operating expenses and since we establish these expenses in advance of any particular quarter, underutilization of our professional services employees may cause significant reductions in our operating results for a particular quarter and could result in losses for such quarter. In addition, we have hired a large number of personnel in core support services, including knowledge management, technology infrastructure and finance and administrative, in order to support our anticipated growth. As a result, a significant portion of our operating expenses are fixed in the short term. Therefore, any failure to generate revenues according to our expectations in a particular quarter could result in losses for the quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Although we have limited historical financial data, we have experienced and expect to continue to experience seasonality in revenues from our electronic business, or eBusiness, services. These seasonal trends may materially affect our quarter-to-quarter operating results. Revenues and operating results in our quarter ending December 31 are typically lower relative to our other quarters because there are a lower number of billable days in this quarter due to holidays and vacation days. In addition, operating expenses may increase in each quarter ending September 30, both on absolute terms and as a percentage of revenues, due to the potential hiring of large numbers of recent college graduates each year, which results in increased salary expenses before such new employees begin to generate substantial revenues for Scient.

  Our Ability to Attract, Train and Retain Qualified Employees Is Crucial to Our Results of Operations and Any Future Growth

   Our future success depends in large part on our ability to hire, train and retain project and engagement managers, technical architects, strategists, engineers, design professionals, other technical personnel and sales and marketing professionals of various experience levels. Any inability to hire, train and retain a sufficient number of qualified employees could hinder the growth of our business. Skilled personnel are in short supply, and this shortage is likely to continue for some time. As a result, competition for these people is intense, and the industry turnover rate for them is high. In addition, we believe that prospective employees that we target after the offering may perceive that the stock option component of our compensation package is not as valuable as that component was prior to this offering. Consequently, we may have difficulty hiring our desired numbers of qualified employees after this offering. Moreover, even if we are able to expand our employee base, the resources required to attract and retain such employees may adversely affect our operating margins. In addition, some companies have adopted a strategy of suing or threatening to sue former employees and their new employers. As we hire new employees from our current or potential competitors we are likely to become a party to one or more lawsuits involving the former employment of one of our employees. Any future litigation against us or our employees, regardless of the outcome, may result in substantial costs and expenses to us and may divert management's attention away from the operation of our business.

  We Depend on Our Key Personnel, and the Loss of Any Key Personnel May Adversely Affect Our Business

   We believe that our success will depend on the continued employment of our senior management team and key technical personnel. This dependence is particularly important to our business because personal relationships are a critical element of obtaining and maintaining client engagements. If one or more members of our senior management team or key technical personnel were unable or unwilling to continue in their present positions, such persons would be very difficult to replace and our business could be seriously harmed. To date, a majority of our revenues have been generated by the selling efforts of our senior management. Accordingly, the loss of one or more members of our senior management team could have a direct adverse impact on our future sales. In addition, if any of these key employees joins a competitor or forms a competing company, some of our clients might choose to use the services of that competitor or new company instead of our own. Furthermore, clients or other companies seeking to develop in-house eBusiness capabilities may hire away some of our key employees. This would not only result in the loss of key employees but could also result in the loss of a client relationship or a new business opportunity. Any losses of client relationships could seriously harm our business.

   We Have a Limited Operating History and a Limited Number of Completed Engagements that Make an Evaluation of Our Business Difficult

   We were incorporated in November 1997 and began providing services to clients in February 1998. Our limited operating history makes an evaluation of our business and prospects very difficult. Companies in an early stage of development frequently encounter enhanced risks and unexpected expenses and difficulties. These risks, expenses and difficulties apply particularly to us because our market, eBusiness services, is new and rapidly evolving. Our long-term success will depend on our ability to achieve satisfactory results for our clients and to form long-term relationships with core clients. We have not been in operation long enough to judge whether our clients will perceive our work as being beneficial to their businesses or to form any long-term business relationships. Also, because of our limited operating history, our business reputation is based on a limited number of client engagements. All of our clients have only limited experience with the electronic business systems we have developed for them. Accordingly, we cannot assure you that the limited number of electronic business systems we have implemented will be successful in the longer term. If the electronic business systems we have implemented are not successful, our brand will be harmed and we may incur liability to our clients. If one or more of our clients for whom we have done substantial work suffers a significant failure or setback in its eBusiness, our business reputation could be severely damaged, whether or not such failure or setback was caused by our work or within our control. Our ability to obtain new engagements, retain clients and recruit and retain highly-skilled employees could be seriously harmed if our work product or our clients' eBusinesses fail to meet the expectations of our clients.

   Competition from Bigger, More Established Competitors Who Have Greater Financial Resources Could Result in Price Reductions, Reduced Profitability and Loss of Market Share

   Competition in the eBusiness services market is intense. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results would be seriously harmed. We compete against companies selling electronic commerce software and services, and the in-house development efforts of companies seeking to engage in electronic commerce. We expect competition to persist and intensify in the future. We cannot be certain that we will be able to compete successfully with existing or new competitors.

   Because relatively low barriers to entry characterize our market, we also expect other companies to enter our market. We expect that competition will continue to intensify and increase in the future. Some large information technology consulting firms have announced that they will focus more resources on eBusiness opportunities. Because we contract with our clients on an engagement-by-engagement basis, we compete for engagements at each stage of our methodology. There is no guarantee that we will be retained by our existing or future clients on later stages of work.

   The vast majority of our current competitors have longer operating histories, a larger client base, larger professional staffs, greater brand recognition and greater financial, technical, marketing and other resources than we do. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic partnerships and other initiatives. In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and they may also be able to devote more resources to the development, promotion and sale of their services than we can. Competitors that offer more standardized or less customized services than we do may have a substantial cost advantage, which could force us to lower our prices, adversely affecting our operating margins.

   Current and potential competitors also have established or may establish cooperative relationships among themselves or with third parties to increase their ability to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. In addition, some of our competitors may develop services that are superior to, or have greater market acceptance than, the services that we offer.

   Failure to Manage Our Growth May Adversely Affect Our Business

   We have grown rapidly and expect to continue to grow rapidly both by hiring new employees and serving new business and geographic markets. Our growth has placed, and will continue to place, a significant strain on our management and our operating and financial systems. Our headcount has grown from 27 as of March 31, 1998 to 260 as of March 31, 1999, and several members of our senior management team have only recently joined Scient. We do not believe this growth rate is sustainable for the long-term. In addition, we recently opened a New York office and expect to open additional offices in the future.

   Our personnel, systems, procedures and controls may be inadequate to support our future operations. In order to accommodate the increased number of engagements, number of clients and the increased size of our operations, we will need to hire, train and retain the appropriate personnel to manage our operations. We will also need to improve our financial and management controls, reporting systems and operating systems. We are currently implementing a new enterprise resource planning software system for human resource functions and some financial functions. We currently plan to redesign several internal systems, including recruiting and engagement management systems. We may encounter difficulties in transitioning to the new enterprise resource planning software system or in developing and implementing other new systems.

   Potential Future Acquisitions Could Be Difficult to Integrate, Disrupt Our Business, Dilute Stockholder Value and Adversely Affect Our Operating Results

   We may acquire other businesses in the future, which may complicate our management tasks. We may need to integrate widely dispersed operations with distinct corporate cultures. Such integration efforts may not succeed or may distract our management from servicing existing clients. Our failure to manage future acquisitions successfully could seriously harm our operating results. Also, acquisition costs could cause our quarterly operating results to vary significantly. Furthermore, our stockholders would be diluted if we finance the acquisitions by incurring debt or issuing equity securities.

   Our Planned International Operations May Be Expensive and May Not Succeed

   We have limited experience in marketing, selling and supporting our services in foreign countries. Development of such skills may be more difficult or take longer than we anticipate, especially due to language barriers, currency exchange risks and the fact that the Internet infrastructure in foreign countries may be less advanced than the United States' Internet infrastructure. To date, we have not generated significant revenues from engagements with international clients, although we are currently negotiating one contract that, if successfully completed, would involve the delivery of services to a client outside of North America. We intend to expand our operations internationally in future periods by opening international offices and hiring international management, strategic, technical, design, sales, marketing and support personnel.

   We may be unable to successfully market, sell, deliver and support our services internationally. If we are unable to expand our international operations successfully and in a timely manner, our business, financial condition and operating results could be seriously harmed. We will need to devote significant management and financial resources to our international expansion. In particular, we will have to attract and retain experienced management, strategic, technical, design, sales, marketing and support personnel for our international offices. Competition for such personnel is intense, and we may be unable to attract and retain qualified staff.

   Moreover, international operations are subject to a variety of additional risks that could seriously harm our financial condition and operating results. These risks include the following:

  . Problems in collecting accounts receivable;

  . The impact of recessions in economies outside the United States;

  . Longer payment cycles;

  . Fluctuations in currency exchange rates;

  . Restrictions on the import and export of certain sensitive technologies, including data security and encryption technologies that we may use; and

  . Seasonal reductions in business activity in certain parts of the world, such as during the summer months in Europe.

   We Have Relied and Expect to Continue to Rely on a Limited Number of Clients for a Significant Portion of Our Revenues

   We currently derive and expect to continue to derive a significant portion of our revenues from a limited number of clients. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business, financial condition and operating results. For the year ended March 31, 1999, our five largest clients accounted for approximately 50% of our revenues, with First Union, PlanetRx and innoVisions accounting for 13%, 11% and 11%, respectively, of such revenues. The volume of work that we perform for a specific client is likely to vary from period to period, and a significant client in one period may not use our services in a subsequent period.

   Our Lack of Long-Term Contracts with Clients Reduces the Predictability of Our Revenues

   Our clients retain us on an engagement-by-engagement basis, rather than under long-term contracts. As a result, our revenues are difficult to predict. Because we incur costs based on our expectations of future revenues, our failure to predict our revenues accurately may seriously harm our financial condition and results of operations. Although it is our goal to design and build complete eBusiness systems for our clients, we are generally retained to design and build discrete segments of an overall eBusiness system on an engagement-by-engagement basis. Since large client projects involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of a project or that the client will cancel or delay additional planned projects. Such cancellations or delays could result from factors unrelated to our work product or the progress of the project, but could be related to general business or financial conditions of the client. For example, many of our current or potential clients that are in the early stages of development may be unable to retain our services because of financial constraints. In addition, our existing clients can generally reduce the scope of or cancel their use of our services without penalty and with little or no notice. If a client defers, modifies or cancels an engagement or chooses not to retain us for additional phases of a project, we must be able to rapidly redeploy our employees to other engagements in order to minimize underutilization of employees and the resulting harm to our operating results. Our operating expenses are relatively fixed and cannot be reduced on short notice to compensate for unanticipated variations in the number or size of engagements in progress.

   We May Lose Money on Fixed-Fee Contracts

   If we miscalculate the resources or time we need to complete engagements with capped or fixed fees, our operating results could be seriously harmed. The risk of such miscalculations for us is high because we work with complex technologies in compressed timeframes, and therefore it is difficult to judge the time and resources necessary to complete a project. To date, we have generally entered into contracts with our clients on a time and materials basis, though we sometimes work on a fixed-fee basis or cap the amount of fees we may invoice on time and material contracts without client consent. In the future our strategy is to increase the percentage of our client engagements subject to fixed-fee arrangements, because we believe they have the potential to be more profitable.

   We Sometimes Agree Not to Perform Services for Our Clients' Competitors

   We sometimes agree not to perform services for competitors of our clients for limited periods of time, which have been as long as two years. These non-compete agreements reduce the number of our prospective clients and the number of potential sources of revenue. In addition, these agreements increase the significance of our client selection process because many of our clients compete in markets where only a limited number of players gain meaningful market share. If we agree not to perform services for a particular client's competitors and our client fails to capture a significant portion of its market, we are unlikely to receive future revenues in that particular market.

   Our Efforts to Develop Brand Awareness of Our Services May Not Be
Successful

   An important element of our business strategy is to develop and maintain widespread awareness of the Scient brand name. To promote our brand name, we plan to increase our marketing expenses, which may cause our operating margins to decline. Moreover, our brand may be closely associated with the business success or failure of some of our high-profile clients, many of whom are pursuing unproven business models in competitive markets. As a result, the failure or difficulties of one of our high-profile clients may damage our brand. If we fail to successfully promote and maintain our brand name or incur significant related expenses, our operating margins and our growth may decline.

   Our Failure to Meet Client Expectations or Deliver Error-Free Services Could Result in Losses and Negative Publicity

   Our client engagements involve the creation, implementation and maintenance of eBusiness systems and other applications that are often critical to our clients' businesses. Any defects or errors in these applications or failure to meet clients' expectations could result in:

  . Delayed or lost revenues due to adverse client reaction;

  . Requirements to provide additional services to a client at no charge;

  . Negative publicity regarding us and our services, which could adversely affect our ability to attract or retain clients; and

  . Claims for substantial damages against us, regardless of our responsibility for such failure.

   Our contracts generally limit our liability for damages that may arise from negligent acts, errors, mistakes or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued. Furthermore, our general liability insurance coverage may not continue to be available on reasonable terms or in sufficient amounts to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion of any such large claim against us could seriously harm our business, financial condition and operating results.

   Our Business is Dependent on Our Ability to Keep Pace with the Latest Technological Changes

   Our market and the enabling technologies used by our clients are characterized by rapid technological change. Failure to respond successfully to these technological developments, or to respond in a timely or cost-effective way, will result in serious harm to our business and operating results. We have derived, and we expect to continue to derive, a substantial portion of our revenues from creating eBusiness systems that are based upon today's leading technologies and that are capable of adapting to future technologies. As a result, our success will depend, in part, on our ability to offer services that keep pace with continuing changes in technology, evolving industry standards and changing client preferences. In addition, we must hire, train and retain technologically knowledgeable professionals so that they can fulfill the increasingly sophisticated needs of our clients.

   Our Business Could Be Affected by Year 2000 Issues

   Year 2000 issues may adversely affect our business and our clients' businesses. Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such "Year 2000" requirements. Any failure on the part of our principal internal systems or the systems that we create for our clients could seriously harm our business, financial condition and operating results. For a more detailed description of our Year 2000 assessment, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Readiness."

   We May Not Be Able to Protect Our Intellectual Property and Proprietary
Rights

   We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, trademarks or other proprietary information, our business could be seriously harmed. In addition, although we believe that our proprietary rights do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated their intellectual property rights. Such claims, even if not true, could result in significant legal and other costs and may be a distraction to management. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so if our business expands into foreign countries, risks associated with protecting our intellectual property will increase.

   A Few Individuals Own Much of Our Stock

   Upon completion of this offering and assuming that Sequoia Capital and Benchmark Capital purchase an aggregate of 220,000 shares which have been reserved for their purchase in this offering, our directors, executive officers and their affiliates will beneficially own, in the aggregate, approximately 67.7% of our outstanding common stock. This percentage will be approximately 66.8% if the underwriters exercise their over-allotment option in full. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as acquisitions, and to block an unsolicited tender offer. Accordingly, this concentration of ownership could have the effect of delaying or preventing a third party from acquiring control over us at a premium over the then-current market price of our common stock. See "Principal Stockholders."

   We Have Various Mechanisms in Place to Discourage Takeover Attempts

   Certain provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a change in control of Scient that a stockholder may consider favorable. These provisions include:

  . Authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;

  . A classified board of directors with staggered, three-year, terms, which may lengthen the time required to gain control of our board of directors;

  . Prohibiting cumulative voting in the election of directors, which would otherwise allow less than majority of stockholders to elect director candidates;

  . Requiring super-majority voting to effect certain amendments to our certificate of incorporation and bylaws;

  . Limitations on who may call special meetings of stockholders;

  . Prohibiting stockholder action by written consent, which requires all actions to be taken at a meeting of the stockholders; and

  . Establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

   In addition, Section 203 of the Delaware General Corporation Law and our stock incentive plans may discourage, delay or prevent a change in control of Scient. See "Management--Employee Benefits Plans" and "Description of Capital Stock--Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

Risks Related to the eBusiness Systems Innovation Industry

   Our Success Will Depend on the Development of a Market for eBusiness Systems Innovation Services

   We cannot be certain that a viable market for eBusiness systems innovation services will emerge or be sustainable. If a viable and sustainable market for our eBusiness systems innovation services does not develop, Scient will fail. Even if an eBusiness systems innovation services market develops, we may not be able to differentiate our services from those of our competitors. If we are unable to differentiate our services from those of our competitors, our revenue growth and operating margins may decline.

   Our Success Depends on Increased Adoption of the Internet as a Means for Commerce

   Our future success depends heavily on the acceptance and use of the Internet as a means for commerce. The widespread acceptance and adoption of the Internet for conducting business is likely only in the event that the Internet provides businesses with greater efficiencies and improvements. If commerce on the Internet does not continue to grow, or grows more slowly than expected, our growth would decline and our business would be seriously harmed. Consumers and businesses may reject the Internet as a viable commercial medium for a number of reasons, including:

  . Potentially inadequate network infrastructure;

  . Delays in the development of Internet enabling technologies and performance improvements;

  . Delays in the development or adoption of new standards and protocols required to handle increased levels of Internet activity;

  . Delays in the development of security and authentication technology necessary to effect secure transmission of confidential information;

  . Changes in, or insufficient availability of, telecommunications services to support the Internet; and

  . Failure of companies to meet their customers' expectations in delivering goods and services over the Internet.

   Increasing Government Regulation Could Affect Our Business

   We are subject not only to regulations applicable to businesses generally, but also laws and regulations directly applicable to electronic commerce. Although there are currently few such laws and regulations, both state, federal and foreign governments may adopt a number of these laws and regulations. Any such legislation or regulation could dampen the growth of the Internet and decrease its acceptance as a communications and commercial medium. If such a decline occurs, companies may decide in the future not to use our services to create an electronic business channel. This decrease in the demand for our services would seriously harm our business and operating results.

   Any new laws and regulations may govern or restrict any of the following issues:

  . User privacy;

  . The pricing and taxation of goods and services offered over the Internet;

  . The content of websites;

  . Consumer protection; and

  . The characteristics and quality of products and services offered over the Internet.

   For example, the Telecommunications Act of 1996 prohibits the transmission of certain types of information and content over the Internet. The scope of the Act's prohibition is currently unsettled. In addition, although courts recently held unconstitutional substantial portions of the Communications Decency Act, federal or state governments may enact, and courts may uphold, similar legislation in the future. Future legislation could expose companies involved in Internet commerce to liability.

Risks Related to the Securities Markets

   We May Need to Raise Additional Capital, Which May Not Be Available

   We expect that the net proceeds from this offering will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months. After that, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms or at all. If we need additional capital and cannot raise it on acceptable terms, we may not be able to:

  . Open new offices, in the United States or internationally;

  . Create additional market-specific business units;

  . Enhance our infrastructure and leveragable assets;

  . Hire, train and retain employees;

  . Respond to competitive pressures or unanticipated requirements; or

  . Pursue acquisition opportunities.

   Our failure to do any of these things could seriously harm our financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

   Our Stock Price May Be Volatile Because Our Shares Have Not Been Publicly Traded Before

   Prior to this offering, you could not buy or sell our common stock publicly. Accordingly, we cannot assure you that an active public trading market for our stock will develop or be sustained after this offering. The market price after this offering may vary significantly from the initial offering price in response to any of the following factors, some of which are beyond our control:

  . Changes in financial estimates or investment recommendations by securities analysts relating to our stock;

  . Changes in market valuations of other electronic commerce software and service providers or electronic businesses;

  . Announcements by us or our competitors of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

  . Loss of a major client;

  . Additions or departures of key personnel; and

  . Fluctuations in the stock market price and volume of traded shares generally, especially fluctuations in the traditionally volatile technology sector.

   We Are at Risk of Securities Class Action Litigation Due to Our Expected Stock Price Volatility

   In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. Due to the potential volatility of our stock price, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, which could seriously harm our financial condition and operating results.

   Purchasers in this Offering Will Incur Immediate and Substantial Dilution

   The initial public offering price of our common stock will be substantially higher than the book value per share of the outstanding common stock. As a result, if we were liquidated for book value immediately following this offering, each stockholder purchasing in this offering would receive less than the price they paid for their common stock. In addition, because our success is so heavily dependent on our ability to attract and retain talented personnel, we expect to offer a significant number of stock options to employees in the future. Such issuances may cause further dilution to investors.

   Shares Becoming Available for Sale Could Affect Our Stock Price

   Sales of a substantial number of shares of common stock after this offering could adversely affect the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. For a description of the shares of our common stock that are available for future sale, see "Shares Eligible for Future Sale."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Such factors include those listed under "Risk Factors" and elsewhere in this prospectus.

   This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

                                USE OF PROCEEDS

   The net proceeds to Scient from the sale of the 3,000,000 shares of common stock offered hereby are estimated to be $48.5 million, assuming an initial public offering price of $18.00 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses of $1.7 million payable by Scient. The net proceeds of this offering are estimated to be $56.1 million if the underwriters' over-allotment option is exercised in full. The primary purposes of this offering are to obtain additional equity capital, create a public market for the common stock, and facilitate future access to public markets. We expect to use the net proceeds for general corporate purposes, including working capital. A portion of the net proceeds may also be used for the acquisition of businesses that are complementary to ours. We have no current plans, agreements or commitments and are not currently engaged in any negotiations with respect to any such transaction. Pending such uses, we will invest the net proceeds of this offering in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

   We have not paid any cash dividends since our inception and do not intend to pay any cash dividends in the foreseeable future. Pursuant to the terms of our credit facility, we are unable to pay dividends without first obtaining the written consent of our bank, which will not be unreasonably withheld.

                               PREEMPTIVE RIGHTS

   As of the date of this prospectus, holders of at least 50,000 shares of our Series C Preferred Stock have preemptive rights that entitle them to purchase approximately three percent of the shares to be issued in this offering. The number of shares that may be purchased under these rights, however, may be limited at the discretion of the underwriters. Shares purchased by these stockholders under their preemptive rights will reduce the number of shares available to new investors in this offering. See "Underwriters."

                                CAPITALIZATION

   The following table sets forth our short-term debt and capitalization as of March 31, 1999. The pro forma information reflects the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 125,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock and the conversion of all shares of preferred stock outstanding as of March 31, 1999 into 14,732,794 shares of common stock upon completion of this offering. The pro forma as adjusted information reflects the receipt of the estimated net proceeds from the sale by us of 3,000,000 shares of common stock in this offering at an assumed initial offering price of $18.00 per share (after deducting the estimated underwriting discounts and commissions and estimated offering expenses). This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and accompanying notes.

                                                     As of March 31, 1999
                                                --------------------------------
                                                                      Pro Forma
                                                 Actual   Pro Forma  As Adjusted
                                                --------  ---------  -----------
                                                 (in thousands, except share
                                                     and per share data)
Bank borrowings, current....................... $    413  $    413    $    413
Capital lease obligations, current.............      625       625         625
                                                --------  --------    --------
    Total short-term debt...................... $  1,038  $  1,038    $  1,038
                                                ========  ========    ========
Bank borrowings, long-term..................... $  1,129  $  1,129    $  1,129
Capital lease obligations, long-term...........      680       680         680
                                                --------  --------    --------
    Total long-term debt.......................    1,809     1,809       1,809
                                                --------  --------    --------
Stockholders' equity:
  Convertible preferred stock, $.0001 par value
   per share, 11,500,000 shares authorized;
   9,011,960 shares outstanding actual;
   10,000,000 shares authorized, no shares
   outstanding pro forma; 10,000,000 shares
   authorized, no shares outstanding pro forma
   as adjusted.................................        1        --          --
  Common stock, $.0001 par value per share,
   40,000,000 shares authorized, 16,566,766
   shares issued and outstanding actual;
   125,000,000 shares authorized, 31,299,560
   shares outstanding pro forma; 125,000,000
   shares authorized, 34,299,560 shares
   outstanding pro forma as adjusted(1)........        2         3           3
  Additional paid-in capital...................   70,056    70,056     118,576
  Unearned compensation........................  (27,222)  (27,222)    (27,222)
  Accumulated deficit..........................  (12,860)  (12,860)    (12,860)
                                                --------  --------    --------
    Total stockholders' equity.................   29,977    29,977      78,497
                                                --------  --------    --------
      Total capitalization..................... $ 31,786  $ 31,786    $ 80,306
                                                ========  ========    ========

--------
(1)  The share numbers exclude:
  . 2,951,916 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 1999 at a weighted average exercise price of $2.71 per share;
  . 2,524,650 shares of common stock available for issuance under our 1997
    Stock Option Plan as of March 31, 1999;
  . 32,875 shares of common stock issuable upon the exercise of warrants outstanding as of March 31, 1999, with a weighted average exercise price of $.37 per share; and
  . 1,200,000 shares of common stock available for issuance under our 1999
    Equity Incentive Plan.

                                   DILUTION

   The pro forma net tangible book value of our common stock as of March 31, 1999, giving effect to the conversion of all shares of preferred stock outstanding as of March 31, 1999 into common stock on the closing of this offering, was $29,977,000 or approximately $.96 per share. Pro forma net tangible book value per share represents the amount of our stockholders' equity less intangible assets, divided by 31,299,560 shares of common stock outstanding after giving effect to the conversion of the preferred stock outstanding as of March 31, 1999 into shares of common stock.

   Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by us of 3,000,000 shares of common stock in this offering at an assumed initial offering price of $18.00 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses and the application of the estimated net proceeds therefrom, our pro forma net tangible book value as of March 31, 1999, would have been $78,497,000, or $2.29 per share. This represents an immediate increase in net tangible book value of $1.33 per share to existing stockholders and an immediate dilution in net tangible book value of $15.71 per share to purchasers of common stock in this offering. The following table illustrates the per share dilution:

   Assumed initial public offering price per share...............       $18.00
     Pro forma net tangible book value per share as of March 31,
      1999....................................................... $ .96
     Increase per share attributable to new investors............  1.33
                                                                  -----
   Pro forma net tangible book value per share after this
    offering.....................................................         2.29
                                                                        ------
   Dilution per share to new investors...........................       $15.71
                                                                        ======

   The following table sets forth on a pro forma basis as of March 31, 1999, after giving effect to the conversion of all outstanding shares of preferred stock into common stock upon completion of this offering, the difference between the number of shares of common stock purchased from Scient, the total consideration paid to Scient and the average price paid by existing stockholders and by new investors, before deduction of estimated discounts and commission and estimated offering expenses payable by us:

                                 Shares Purchased  Total Consideration  Average
                                ------------------ -------------------   Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
   Existing stockholders....... 31,299,560   91.3% $35,091,000   39.4%  $ 1.12
   New stockholders............  3,000,000    8.7   54,000,000   60.6    18.00
                                ----------  -----  -----------  -----
       Totals.................. 34,299,560  100.0% $89,091,000  100.0%
                                ==========  =====  ===========  =====

   As of March 31, 1999, there were options outstanding to purchase a total of 2,951,916 shares of common stock at a weighted average exercise price of $2.71 per share under our 1997 Stock Option Plan. In addition, as of March 31, 1999, there were warrants outstanding to purchase a total of 32,875 shares of common stock with a weighted average exercise price of $.37 per share. To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

   The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and is qualified by reference to financial statements and notes thereto and appearing elsewhere in this prospectus. The statement of operations data for the period from November 7, 1997 (inception) through March 31, 1998 and the year ended March 31, 1999 and the balance sheet data at March 31, 1998 and March 31, 1999, are derived from, and are qualified by reference to, the audited financial statements of Scient included elsewhere in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

                                             November 7, 1997
                                            (Inception) through   Year Ended
                                              March 31, 1998    March 31, 1999
                                            ------------------- --------------
                                                (in thousands, except per
                                                       share data)
Statement of Operations Data:
Revenues...................................       $   179          $ 20,675
Operating expenses:
 Professional services.....................           102            10,028
 Selling, general and administrative.......         1,228            15,315
 Stock compensation........................            64             7,679
                                                  -------          --------
Total operating expenses...................         1,394            33,022
                                                  -------          --------
Loss from operations.......................        (1,215)          (12,347)
Interest income, net.......................            56               646
                                                  -------          --------
Net loss...................................       $(1,159)         $(11,701)
                                                  =======          ========
Net loss per share:
  Basic and diluted........................       $  (.19)         $ (1.77)
                                                  =======          ========
  Weighted average shares..................         5,947             6,599
Pro forma net loss per share:
  Basic and diluted (unaudited)............                        $  (.56)
                                                                   ========
  Weighted average shares (unaudited)......                          20,836

                                                     As of March 31,
                                            ----------------------------------
                                                   1998              1999
                                            ------------------- --------------
                                                      (in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term
 investments...............................       $ 3,301          $ 28,129
Working capital............................         3,299            28,108
Total assets...............................         4,225            38,812
Bank borrowings and capital lease
 obligations, long-term....................            26             1,809
Total stockholders' equity.................         3,805            29,977

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis of the financial condition and results of operations of Scient should be read in conjunction with "Selected Financial Data" and Scient's financial statements and notes thereto appearing elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those set forth under "Risk Factors" and elsewhere in this prospectus.

Overview

   Scient is a leading provider of a new category of professional services called eBusiness systems innovation. As an eBusiness systems innovator, we provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. From our incorporation on November 7, 1997 through March 31, 1998 (the "Inception Period"), our operating activities consisted primarily of recruiting key technical and management personnel, establishing a business and operations plan, opening a temporary office, developing marketing materials and establishing relationships with potential clients. We began providing services to our first client in February 1998. Accordingly, for the Inception Period, we recognized revenues of $179,000 and incurred a net loss of $1.2 million. For the year ended March 31, 1999, we increased the number of clients served, hired strategy consultants, technical personnel and core services staff to execute client engagements, opened permanent offices in San Francisco and New York, and began building an operational infrastructure to support the projected growth of our business. Our headcount grew from 27 as of March 31, 1998, to 260 as of March 31, 1999. Through the year ended March 31, 1999, we realized revenues of $20.7 million and incurred a net loss of $11.7 million, of which $7.7 million consisted of non-cash stock compensation expense. Our limited operating history makes an evaluation of our business and prospects very difficult. In addition, we cannot be certain that a viable market for our eBusiness systems innovation services will emerge or be sustainable.

   Our revenues are derived primarily from providing professional services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. We expect that our revenues will be driven primarily by the number and scope of our client engagements and by our professional services headcount. In the year ended March 31, 1999, five clients accounted for approximately 50% of our revenues, with First Union, Planet Rx and innoVisions accounting for 13%, 11% and 11%, respectively, of our revenues. Revenues from any given client will vary from period to period; however, we expect that significant customer concentration will continue for the foreseeable future. To the extent that any significant client uses less of our services or terminates its relationship with us, our revenues could decline substantially. As a result, the loss of any significant client could seriously harm our business and results of operations.

   We market and sell our services through a marketing and direct sales force organized by market-specific business units. We generally provide our services on a time and materials basis. For the year ended March 31, 1999, approximately 67% of revenues were derived from time and materials contracts, including completed capped contracts that were appropriately recognized on a time and materials basis. Revenues pursuant to time and materials contracts are generally recognized as services are provided. Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered using the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to clients. As we obtain greater experience in estimating the costs of performing eBusiness systems innovation services, our strategy is to enter into more fixed-fee contracts, which we believe are potentially more profitable. Accordingly, we anticipate that a larger percentage of revenues will be derived from fixed-fee contracts in the future. In the year ended March 31, 1999, substantially all clients were located within North America and all revenues were denominated in U.S. dollars.

   Professional services expenses consist primarily of compensation and benefits of our employees engaged in the delivery of professional services. Professional services margins reflect revenues less the professional services expenses whether or not the employee's time is billed to a client. We expect that our per capita professional services expenses will increase over time due to wage increases and inflation. In addition, these cash expenses may increase after the offering because prospective employees that we target after the offering may perceive that the stock option component of our compensation package is not as valuable as that component was prior to the offering. Our professional services margins are affected by trends in client billability, defined as the percentage of professional services employees' time that is billed to clients, and, as such, will vary in the future. Any significant decline in fees billed to clients or the loss of a significant client would materially adversely affect our professional services margins. Client engagements currently average three to six months' duration. If a client engagement ends earlier than we expect, we must re-deploy professional services personnel. Any resulting unbillable time will adversely affect professional services margins. See "Risk Factors--Our Quarterly Revenues and Operating Results Are Volatile and May Cause Our Stock Price to Fluctuate."

   Selling, general and administrative expenses consist of salaries, commissions, and related expenses for personnel engaged in sales; salaries and related expenses for executive recruiting, human resources, knowledge management, information technology, finance and administrative personnel; office facilities and information technology expenditures; professional fees; trade shows; promotional expenses; and other general corporate expenses. We expect selling, general and administrative expenses to increase in absolute dollars as we expand our direct sales force, continue expenditures on knowledge management and information technology infrastructure, open new offices, increase our recruiting efforts and incur additional costs related to the growth of our business and operation as a public company.

   Stock compensation expenses consist of non-cash compensation expenses arising from option grants. We have recorded aggregate unearned stock compensation totaling $35.0 million in connection with certain stock option grants through March 31, 1999. This stock compensation expense will be recognized over a period ending March 31, 2003, which is the end of the vesting period for the related options.

   Despite growth in our revenues, we have not been profitable and we expect to continue to incur net losses. Our net losses may not decrease proportionately with the increase in our revenues primarily because of increased expenses related to the expansion of the number of company-owned offices, increased investment in our knowledge management and operations infrastructure, and increased marketing and sales efforts. To the extent that future revenues do not increase significantly in the same periods in which operating expenses increase, our operating results would be adversely affected. See "Risk Factors--We Have a History of Losses and Expect to Incur Losses in the Future."

Results of Operations

   Given our limited operating history and the fact that we did not begin to generate significant amounts of revenues until the fiscal year ended March 31, 1999, we do not believe that year-over-year comparisons for our financial results are meaningful; therefore, we have included the results from operations on a quarterly basis.

   The following table sets forth, for the periods presented, certain data from our statement of operations in dollars and as a percentage of revenues. The statement of operations data has been derived from our unaudited financial statements except for the Inception Period and the year ended March 31, 1999. In our opinion, the unaudited statements have been prepared on substantially the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the financial statements and notes thereto included elsewhere in this prospectus. The operating results in any quarter or other period are not necessarily indicative of the results that may be expected for any future period. We have incurred net losses in each quarter since inception and expect to continue to incur net losses for the foreseeable future.

                         Nov. 7, 1997                      Three Months Ended
                         (Inception)    Year      -------------------------------------------
                           through      Ended                  (unaudited)
                          March 31,   March 31,   June 30,   Sept. 30,   Dec. 31,   March 31,
                             1998       1999        1998       1998        1998       1999
                         ------------ ---------   --------   ---------   --------   ---------
                                      (in thousands, except percentages)
Statement of Operations
 Data:
Revenues................   $    179   $ 20,675    $ 1,924    $  3,094    $ 6,270     $ 9,387
Operating expenses:
 Professional services..        102     10,028        942       1,796      3,000       4,290
 Selling, general and
  administrative........      1,228     15,315      1,225       1,630      4,852       7,608
 Stock compensation.....         64      7,679        358       1,143      2,355       3,823
                           --------   --------    -------    --------    -------    --------
Total operating
 expenses...............      1,394     33,022      2,525       4,569     10,207      15,721
                           --------   --------    -------    --------    -------    --------
Loss from operations....     (1,215)   (12,347)      (601)     (1,475)    (3,937)     (6,334)
Interest income, net....         56        646         78         187        196         185
                           --------   --------    -------    --------    -------    --------
Net loss................   $ (1,159)  $(11,701)   $  (523)   $ (1,288)   $(3,741)   $ (6,149)
                           ========   ========    =======    ========    =======    ========

As a Percentage of
 Revenues:
Revenues................        100%       100%       100%        100%       100%       100%
Operating expenses:
 Professional services..         57         49         49          58         48          46
 Selling, general and
  administrative........        686         74         64          53         77          81
 Stock compensation.....         35         37         18          37         38          41
                           --------   --------    -------    --------    -------    --------
Total operating
 expenses...............        778        160        131         148        163         168
                           --------   --------    -------    --------    -------    --------
Loss from operations....       (678)       (60)       (31)        (48)       (63)        (68)
Interest income, net....         31          3          4           6          3           2
                           --------   --------    -------    --------    -------    --------
Net loss................       (647)%      (57)%      (27)%       (42)%      (60)%       (66)%
                           ========   ========    =======    ========    =======    ========

Inception Period and Year Ended March 31, 1999

   Revenues

   The increase in revenues in the year ended March 31, 1999 compared to the Inception Period reflected the introduction of our eBusiness professional services in February 1998, the increase in the number of clients and wider scope of engagements during the year ended March 31, 1999 compared to the Inception Period, our increased capacity due to increased investment in our sales and professional services organizations, and the comparison of a full year period to a partial year period.

   Operating Expenses

   Professional Services. Our professional services expenses increased in absolute dollars in the year ended March 31, 1999 compared to the Inception Period, primarily as a result of increases in the number of professional services personnel, and the comparison of a full year period to a partial year period.

   Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars in the year ended March 31, 1999 compared to the Inception Period. The increase was primarily due to expenses related to the addition of sales, marketing, recruiting, knowledge management, technology, finance and administration personnel, the cost of leasing additional office space to support our growth, and the comparison of a full year period to a partial year period.

   Stock Compensation. In the Inception Period and the year ended March 31, 1999, we recorded aggregate unearned stock compensation of $1.6 million and $33.4 million, respectively, in connection with stock option grants. This increase was primarily a result of increases in the number of options granted due to the increased hiring of employees and the comparison of a full year period to a partial year period. No such compensation was recorded for the period from April 1, 1999 through April 28, 1999 since such stock options were granted at fair market value. Stock compensation expense is being recognized over the vesting period of the related options (generally four years). During the Inception Period and the year ended March 31, 1999, we recognized stock compensation of $64,000 and $7.7 million, respectively. This increase was primarily a result of increases in the number of options granted due to increased hiring of employees and the comparison of a full year period to a partial year period. We expect to recognize stock compensation expense relating to options that were granted during the Inception Period and the year ended March 31, 1999 to range from $2.7 million to $4.4 million per quarter during fiscal year 2000, from $1.5 million to $2.3 million per quarter during fiscal year 2001, from $647,000 to $1.3 million per quarter during fiscal year 2002 and from $86,000 to $485,000 per quarter during fiscal year 2003. The actual amounts that we recognize will be reduced to the extent that the affected options are cancelled before they become fully-vested. See Note 8 of Notes to Financial Statements.

   Interest Income, Net

   Interest income increased in the year ended March 31, 1999 compared to the Inception Period. This increase was due primarily to interest income earned over a full year period versus a partial year period and higher interest bearing funds in the full year period resulting from our private financing activities during 1998 and 1999.

   Provision for Income Taxes

   From inception through March 31, 1999, we incurred net losses for federal and state tax purposes and have not recognized any tax provision or benefit. As of March 31, 1999, we had approximately $4.6 million of federal and state net operating loss carryforwards to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Given our limited operating history, losses incurred to date, and the difficulty in accurately forecasting our future results, we do not believe that the realization of the related deferred income tax asset meets the criteria required by generally accepted accounting principles. Accordingly, a 100% valuation allowance has been recorded. See Note 3 of Notes to Financial Statements.

Quarterly Results of Operations

   Revenues

   Our revenues increased in each of the quarterly periods presented. The increase in revenues in these periods reflected the increase in the number of clients and scope of engagements in each quarter and increased capacity due to increased investment in our sales and professional services organizations.

   Operating Expenses

   Professional Services. Our professional services expenses increased in absolute dollars in each of the quarterly periods presented. These increases were primarily a result of increases in the number of professional services personnel.

   Selling, General and Administrative. Selling, general and administrative expenses increased in absolute dollars in the quarters ended September 30, 1998, December 31, 1998 and March 31, 1999. The increases were primarily due to expenses related to the addition of sales, marketing, recruiting, knowledge management, technology, finance and administration personnel and the costs of leasing additional office space to support our growth. The slight decrease in absolute dollars for the quarter ended June 30, 1998, was primarily due to the fact that the preceding quarter had included a one-time signing bonus of $330,000 granted to Robert M. Howe, our President and Chief Executive Officer.

   Stock Compensation. Stock compensation expenses increased in each of the quarterly periods presented. These increases were primarily a result of increases in the number of options granted due to increased hiring of employees. See Note 8 of Notes to Financial Statements.

   Interest Income, Net

   Interest income increased in each of the quarterly periods presented. This increase was due primarily to interest income earned on the invested portion of the proceeds of our private financing activities. Interest income was offset by insignificant interest expense generated from our increased drawings under our lines of credit necessary to support our internal growth.

Liquidity and Capital Resources

   To date, we have raised $30.9 million of equity capital from the sale of preferred stock, net of issuance costs. Since inception we have financed our operations and capital expenditures primarily through the sale of preferred stock and capital lease and other debt financing. Cash used in operations for the Inception Period and each of the quarters ended June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999 was $1.2 million, $1 million, $1.1 million, $1.2 million and $1.3 million, respectively. As of March 31, 1999, we had $28.1 million in cash, cash equivalents and short-term investments. We expect that accounts receivable will continue to increase to the extent our revenues continue to rise. Any such increase that occurs at a greater rate than increases in revenues can be expected to reduce cash, cash equivalents and short-term investments.

   We have a revolving line of credit for $2.0 million with Venture Banking Group, a subsidiary of Cupertino National Bank and Trust. Borrowings under this line of credit bear interest at the bank's prime rate plus .5%. As of March 31, 1999, there were no outstanding borrowings under this line of credit. Three standby letters of credit totaling $950,000 have been issued against this line of credit as security for leased space in San Francisco, California, and New York, New York and for capital lease obligations. We also have a capital equipment line with Venture Banking Group for $2.8 million. Borrowings under this capital equipment line bear interest at the bank's prime rate plus 1.0%. This agreement requires that we maintain certain financial ratios and levels of tangible net worth, profitability and liquidity. As of March 31, 1999, borrowings under this capital equipment line were approximately $1.5 million.

   Capital expenditures for the Inception Period and each of the quarters ended June 30, 1998, September 30, 1998, December 31, 1998 and March 31, 1999 were approximately $334,000, $392,000, $662,000, $604,000 and $2.1 million, respectively. These expenditures were primarily for computer equipment and software, including equipment acquired under capital leases, and furniture and fixtures. We expect that capital expenditures will continue to increase to the extent we continue to increase our headcount or expand our operations.

Recent Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use." Statement of

Position 98-1 is effective for financial statements for years beginning after December 15, 1998. Statement of Position 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. We will adopt the provisions of Statement of Position 98-1 in our year ending March 31, 2000, and we do not expect such adoption to have a material effect on our financial condition, operating results or cash flows.

   In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative and Hedging Activities," which establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The adoption of Statement of Financial Accounting Standards No. 133 is not expected to have an impact on our results of operations, financial position or cash flows.

Market Risk Disclosure

   At March 31, 1999, we had an investment portfolio of fixed income securities excluding those classified as cash and cash equivalents of $16.9 million (see Note 1 of Notes to Financial Statements). These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels as of March 31, 1999, the decline of the fair value of the portfolio would not be material.

Year 2000 Readiness

   Many currently installed computer systems and software products are coded to accept only two-digit year entries in the date code field. Consequently, on January 1, 2000, many of these systems could fail or malfunction because they may not be able to distinguish 21st century dates from 20th century dates. As a result, computer systems and software used by many companies, including us, our clients and our potential clients, may need to be upgraded to comply with such "Year 2000" requirements.

   Although we believe that our principal internal systems are Year 2000 compliant, some of our systems are not yet certified. We have received Year 2000 compliance statements from the suppliers of some of our principal internal systems, and have sought similar statements from other vendors. Our review of our Year 2000 readiness programs, including our assessment of our internal systems as well as those of third parties with whom we have material interactions, is ongoing and has not yet been completed. We anticipate that our assessment of such systems will be complete by August 1999. Because we and our clients are dependent, to a very substantial degree, upon the proper functioning of our computer systems and those of third parties with whom we have material interactions in our operations, a failure of such systems to correctly recognize dates beyond December 31, 1999 could materially disrupt our operations, which could seriously harm our business, financial condition and operating results.

   The Year 2000 problem may also affect software or code that we develop or third-party software products that are incorporated into the business systems that we create for our clients. Although our clients license software directly from third parties, we generally discuss Year 2000 issues with these suppliers and sometimes perform internal testing on their products, but we do not guarantee that the software licensed by these suppliers is Year 2000 compliant. Any failure on our part to provide Year 2000 compliant eBusiness systems to our clients could result in financial loss, harm to our reputation and liability to others and could seriously harm our business, financial condition and operating results.

   We do not currently have any information concerning the general Year 2000 compliance status of our clients, nor do we intend to examine our clients for general Year 2000 compliance. Our current or potential clients may incur significant expenses to achieve Year 2000 compliance. If our clients are not Year 2000 compliant, they may experience material costs to remedy problems, or they may face litigation costs. In either case, Year 2000 issues could reduce or eliminate the budgets that current or potential clients could have for purchases of our services. In addition, we anticipate that many of our financial services clients will institute a standstill on electronic services spending during the second half of 1999 as they attend to Year 2000 issues. As a result, our business, financial condition and operating results could be seriously harmed.

   We have funded our Year 2000 plan from operating cash flows and have not separately accounted for these costs in the past. To date, these costs have not been material. We will incur additional costs related to Year 2000 compliance for administrative personnel to manage the engagement, outside contractor assistance, engineering and client satisfaction. In addition, we may experience material problems and costs with Year 2000 compliance that could seriously harm our business, financial condition and operating results, including:

  . Operational disruptions and inefficiencies for us, our clients and vendors that provide us with internal systems that will divert management's time and attention and financial and human resources from ordinary business activities;

  . Business disputes and claims for pricing adjustments by our clients, some of which could result in litigation or contract termination; and

  . Harm to our reputation to the extent that our clients' eBusiness systems experience errors or interruptions of service.

The worst case scenario for Year 2000 problems for us would be the need to cease normal operations for an indefinite period of time while we attempted to respond to clients' Year 2000 problems without having full internal operational capabilities.

   Although it is not yet fully developed, we expect to complete our Year 2000 contingency plan by September 1999. We are designing our Year 2000 contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness for our critical operations. The cost of developing and implementing our plan may be material.

                                   BUSINESS

   This prospectus contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those indicated in such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."

Overview

   Scient is a leading provider of a new category of professional services called eBusiness systems innovation. eBusinesses are businesses that combine the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications. As an eBusiness systems innovator, we provide integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. Our services are designed to rapidly improve a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. We have developed a methodology, the Scient Approach, that provides a framework for each stage of a client engagement from helping the client conceive its strategy to architecting, engineering and extending its eBusiness. We believe that our integrated methodology allows us to deliver reliable, robust, secure, scalable and extensible eBusiness systems innovation in rapid timeframes.

   We have performed professional services for over 35 clients, including AIG, Chase Manhattan, eBay, First Union, innoVisions, PlanetRx and RealSelect.

Industry Background

   The emergence and acceptance of the Internet has fundamentally changed the way that consumers and businesses communicate, obtain information, purchase goods and services and transact business. International Data Corporation, or IDC, estimates that the number of Internet users worldwide will grow from approximately 70 million in 1997 to 320 million in 2002 and that revenues generated from Internet commerce in 2002 will exceed $400 billion. The Internet has emerged as a fundamental opportunity to transform the way business is conducted, joining the telephone, paper-based communication and face-to-face interaction as one of the primary means of doing business.

   Initially, companies used the Internet as a means of advertising or promoting their businesses. Typically they published websites with "read only," brochure-like information that was intended to enhance internal and external communications. Companies either used their own internal design and information technology resources or hired online advertising agencies and web design firms to develop and deploy their initial websites.

   Businesses quickly recognized the Internet's potential, beyond "brochure-ware," to enhance their ability to attract and serve clients. Thus, the next stage in the adoption of the Internet as a business medium typically involved the construction of systems that enabled limited types of transactions to be conducted over the Internet or that focused on improvements in procurement and distribution. At this stage, companies generally viewed the Internet primarily as another channel or adjunct to their core business. In order to build these sorts of electronic business systems, companies were required to shift their focus from simple web design to the integration of client/server applications with those systems. As internal information technology, or IT, departments often lacked the resources or capabilities to build these systems, firms increasingly began to hire traditional IT services firms focused on the integration of client/server systems to complement the services of web design firms.

   Today, many companies are recognizing that the Internet offers even greater potential for enhancing or defending competitive positions. These companies understand that the Internet is not simply going to play an ancillary role in business, but is going to redefine the key determinants of business success and the way business is conducted. This understanding has led to the emergence of a new business model, known as eBusiness. eBusiness combines the reach and efficiency of the Internet with both emerging and existing technologies to enable companies to strengthen relationships with customers and business partners, create new revenue opportunities, reduce costs, improve operating efficiencies, shorten cycle times and improve communications. In short, eBusiness extends beyond the Internet and represents a means to improve a company's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies.

   The emergence of eBusiness is significant for virtually all companies regardless of industry or location. In many industries, physical or capital assets are becoming less important as barriers to entry. The increasingly interconnected world, in which the Internet and other technologies create the potential to link any communication device to any other, is reducing the effect of geographic barriers, providing access to the best prices worldwide and challenging the way many businesses have historically competed. Competition can come from new, unexpected sources, in addition to traditional ones. The ability to differentiate products or services and to price advantageously is greatly reduced as the consumer is given more information, choice and power. In light of all of these factors, many new and established companies are rethinking, expanding or creating their businesses to integrate eBusiness capabilities. They are doing so with the recognition that establishing and maintaining customer relationships are increasingly important to success. In addition, as the advantage of being a first mover becomes increasingly clear, new and existing businesses are eager to establish eBusinesses in rapid timeframes, with cost being a secondary consideration. Thus, a continued focus on rapid innovation will be critical as more eBusinesses emerge and the nature of competition continues to evolve.

   In order to develop and implement a successful eBusiness capability in the required timeframe, companies are increasingly hiring outside service providers to augment internal resources. However, many companies find that existing service providers, such as web design firms and traditional IT service firms, are not well suited to address the broad range of challenges posed by eBusiness. Web design firms typically focus on user interfaces and front-end design and do not offer a broad scope of expertise for rapid development and deployment of innovative eBusiness systems and capabilities. Traditional IT service firms are currently focused primarily on legacy systems enhancements, Year 2000 compliance and the implementation of traditional business applications. Their methodology for delivery is focused on client/server application development, which is not conducive to short development cycles and methods required for eBusiness. Hence, they have not cultivated the skills necessary to design and implement eBusiness systems in a timeframe consistent with market requirements. Companies that are seeking to build or enhance their eBusiness capabilities require a professional services provider that has developed a broad range of integrated capabilities. Such a services provider must provide strategic industry insights combined with extensive technological skills to create infrastructure, applications and business systems that are reliable, robust, secure, scalable and extensible. Moreover, it must have a structured approach and the skills necessary to achieve the rapid innovation and deployment of eBusinesses. Such a services firm must be able to understand and integrate a wide spectrum of emerging technologies and existing systems. In short, Scient believes that there is a growing need for a new category of services providers called eBusiness systems innovators.

The Scient Solution

   Scient was established for the specific purpose of becoming the leading eBusiness systems innovator. Scient provides integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. Our services are designed to rapidly improve a client's competitive position through the development of innovative business strategies enabled by the integration of emerging and existing technologies. By exclusively focusing on eBusiness services, Scient believes that it can better serve its clients, as well as enhance its own eBusiness capabilities.

   Because eBusiness requires knowledge that extends beyond the Internet, a broad range of integrated capabilities is required. Scient believes that it has a set of integrated skills that enable its clients to create or enhance competitive eBusinesses in rapid timeframes. This skill set includes:

  . Broad range of integrated strategy and technology capabilities;

  . Strategic industry insight;

  . Extensive skill with both emerging and existing technologies;

  . Customer experience design expertise;

  . Security expertise;

  . Structured and integrated approach to client engagements;

  . Rapid deployment and execution capabilities; and

  . Knowledge management expertise.

   Scient provides the services required to design, build and improve an eBusiness. Scient provides strategy consulting that combines expertise in eBusiness with industry specific knowledge in order to produce a combined business and technology strategy for its clients and architects and builds applications and technology infrastructure that supports a wide variety of eBusiness functions. Scient works with a wide variety of software and hardware vendors in order to best address a client's needs. Scient maintains the skills necessary to build systems that are reliable, robust, secure, scalable and extensible.

   Scient has developed an integrated methodology, the Scient Approach, that provides a framework for each stage of a client engagement, from helping the client conceive its strategy to architecting, engineering and extending its eBusiness. We believe that our integrated methodology allows us to deliver robust eBusiness systems innovation in rapid timeframes. Scient is also developing knowledge management systems and processes with the goal of being able to capture and disseminate intellectual capital and experience throughout Scient to optimize the execution of client engagements and to continually update and innovate the Scient Approach. By quickly and efficiently sharing Scient's intellectual capital with all of our employees, whom we call "colleagues," we believe we will be able to help our clients achieve faster time to market and reduce the risks associated with the application and integration of emerging technologies.

Strategy

   Scient's objective is to build upon its position as a leading eBusiness systems innovator. Our strategies for achieving that objective are as follows:

   Target Critical Engagements for Emerging eBusiness Leaders. We focus on attracting clients that understand and intend to capture the competitive advantages provided by eBusiness. To continue to differentiate our services and achieve recognition as a leading eBusiness systems innovator, we intend to continue to be selective with respect to the clients we serve and the engagements we undertake, and focus on engagements that are critical to the efforts of emerging market leaders building and enhancing innovative eBusinesses. Attracting engagements that are critical for existing and emerging eBusiness leaders enhances our ability to hire outstanding professionals that desire to work on such projects and provides the opportunity to add to our intellectual capital.

   Hire and Retain Outstanding Professionals and Maintain a Culture that Fosters Innovation. We believe that attracting and retaining outstanding professionals is essential to our growth. We place a strong focus on attracting, hiring, developing and retaining outstanding personnel. To facilitate ongoing professional development and innovation, we have established Innovation Centers that focus on five key skill competencies: strategic consulting, customer experience, application development, infrastructure and just-in-time innovation. We also have created a dedicated recruiting organization that is incentivized to recruit high-quality professionals to support our growth. In addition, we focus on maintaining a culture that fosters innovation and emphasizes professional development. Our culture embodies our values of spirit, growth, innovation, urgency, community and excellence. In addition, our one-firm concept, in which the entire company is operated on a single profit and loss basis, fosters teamwork and cooperation throughout the company.

   Target Potential Clients Through Market-Specific Business Units. Our marketing and sales strategy includes targeting potential clients through market-specific business units that operate globally. Thus far, we have established four such market-specific business units through which we market and sell our services. We intend to add additional market-specific business units as our capabilities and client opportunities warrant. Market-specific expertise helps us attract and service the leading clients that we target. We believe our market-specific expertise enables us to win the confidence of target clients' senior management, resulting in engagements that focus on our clients' most vital issues.

   Establish Global Presence to Support Emerging eBusiness Leaders. In order to better serve the needs of enterprises operating on a worldwide basis, we intend to expand our geographic presence within the United States and abroad. We intend to open offices in Asia and Europe and additional offices in the United States over the next 12 months. In addition, we intend to build our brand name globally to support our geographic expansion.

   Continue to Develop and Refine the Scient Approach and Knowledge Management. The market for eBusiness systems innovations is evolving rapidly, and we believe that the leaders in this market will be those who can respond quickly to changing market conditions and the evolving needs of clients. We believe that our integrated methodology, the Scient Approach, allows us to deliver robust and cost-effective business systems innovation in rapid timeframes. In order to capture, upgrade and refine our intellectual capital, including the Scient Approach, we intend to continue to invest in our knowledge management processes and systems. We believe that these processes and systems will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry expertise.

Services

   We offer professional services to build and enhance eBusinesses. These services include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development. Recognizing that all clients have different needs at different times, we use our proprietary methodology, the Scient Approach, to customize our service offerings based on each client's requirements. The following descriptions highlight the primary services that we offer.

   Strategy Consulting. We work with clients to tailor an eBusiness strategy designed to provide them with a measurable competitive advantage in a short timeframe. Our goal is to leverage the industry experience and knowledge base of our professionals along with the experiences of our clients' senior executives to formulate innovative, executable and flexible eBusiness strategies.

   Customer Experience Design. Scient develops user interface designs for clients. Because Scient considers the user interface to be more than just visual design, we incorporate our abilities in information architecture, user interface engineering, editorial services and usability research to develop systems with innovative customer experiences. In addition to offering these services directly to our clients, Scient also frequently partners with third-party design firms to achieve our clients' specific visual design requirements.

   Systems Architecture. Using the Internet and emerging technologies, we architect and design eBusiness applications and technology infrastructure for clients in rapid timeframes. We offer application designs that range from intranet solutions to complex business-to-business and business-to-consumer innovations. Recognizing that the technical infrastructure becomes the foundation for any future application development, our technology infrastructure design services focus on enabling eBusiness applications to be reliable, robust, secure, scalable and extensible.

   Application and Technology Infrastructure Development. We build and implement innovative eBusiness applications and technology infrastructure that take into account the current and future business needs of our clients. We recognize that new types of communications devices are proliferating, network usage is expanding, and the future of eBusiness will be dependent upon the development and integration of a variety of technologies. We build applications and technology infrastructure to be able to accommodate these changes in the eBusiness environment. Our applications and technology infrastructure development services utilize our capabilities in application software, networks, systems, security and infrastructure architecture. Scient develops applications and technology infrastructure to be robust and to serve as the foundation for eBusiness innovations that can link to existing systems and technologies.

   We intend in the near future to offer our clients, upon completion of engagements with them, services to help them extend, enhance and innovate their eBusinesses. These services draw from all of our major competencies in order to provide our clients with iterative innovation in all aspects of their eBusiness implementations. To date we have not been engaged to provide these services for a client.

Client Case Studies

   The following case studies of the services that we have provided for three of our clients are representative of the services we offer.

   REALTOR.com. Pioneering online real estate services, RealSelect's REALTOR.com real estate website aids home buyers and real estate professionals in buying and selling homes. REALTOR.com enables homebuyers to search conveniently for homes and REALTORS nationwide using the online listings of the National Association of REALTORS, to store home selection criteria in personalized profiles, to receive updates when new homes become listed and to access information regarding REALTORS, moving, financing and other topics relating to home ownership.

   RealSelect launched REALTOR.com in 1996. RealSelect chose Scient to execute a technology re-architecture and functional redesign of REALTOR.com in order to enable the site to be more robust and responsive. In addition, because the market for real estate information and online services has become highly competitive, RealSelect asked Scient to work with its technical staff to add specific functional capabilities to the REALTOR.com website in a very short timeframe to enable RealSelect to better serve its consumers.

   Over a five month period, Scient analyzed RealSelect's requirements and goals, evaluated REALTOR.com's design and capabilities, determined the appropriate hardware and software solutions, redesigned and re-engineered the site using current Internet tools and technologies, and created new customized software to provide new user functionality. This new functionality included Personal Planner, an online tool for storing and retrieving personalized search criteria and other information, receiving e-mail updates on new home listings and calculating the proximity of a home to other destinations of interest. Scient also added Find a Neighborhood, an online application that integrates third-party information with REALTOR.com to provide consumers with information on neighborhoods such as schools, income, crime and cultural attributes and to enable consumers to search for neighborhoods based on criteria they select in their search queries.

   PlanetRx. PlanetRx is a full-service online pharmacy devoted to health and wellness needs. At PlanetRx, a consumer can fill or refill medical prescriptions from the convenience and privacy of home. PlanetRx also offers a full selection of over-the-counter medicines, vitamins, herbs, dietary supplements, medical supplies, and personal care and beauty products. More than just a shopping site, PlanetRx is a place to get answers to healthcare questions. Health information is integrated throughout the PlanetRx site, so that consumers can shop and learn at the same time.

   PlanetRx teamed with Scient to accelerate time to market. Scient worked with PlanetRx to define its business process and determine the functional requirements and technical specifications needed to support their eBusiness. Based on this assessment, Scient designed, architected and implemented an eBusiness system for

PlanetRx that covered the entire customer life-cycle, from attracting the customer through content and coupons to order management, fulfillment, and customer service functionality. From Scient's engagement through the launch of the PlanetRx site, the entire process took only six months.

   innoVisions. innoVisions is an integrator and operator of cash access machines, or CAMs, that provide automated check cashing services and cash access in casinos and retail locations. Based on open-systems architecture, innoVisions has recently developed CAMs that use emerging technologies to identify individuals based on facial recognition.

   innoVisions hired Scient to design, develop and test its CAM platform and networking technologies. In approximately 30 weeks, Scient evaluated the client's needs, and architected and engineered an integrated system using the Windows NT operating system, browser technologies, standards for transmitting voice over the Internet and software that recognizes facial patterns. Further, Scient designed the system to accommodate the addition of new functionality to innoVisions' CAMs in the future.

The Scient Approach

   The Scient Approach is a well-defined methodology that helps us efficiently and successfully deliver our services. This methodology provides a framework that facilitates the distribution of knowledge within an engagement and across all parts of our firm. The Scient Approach is designed to allow us to provide consistent quality across engagements and to deliver high value to clients in all aspects of our services.

   The key to the Scient Approach is the iterative improvement of the eBusiness innovations that we deliver. Because the needs of our clients are dynamic, we have designed the Scient Approach with built-in feedback and iteration processes in order to improve the services delivered to clients and to enhance the approach itself. The approach is results-based and focuses on delivering client-specific economic results that Scient calls the New Bottom Line. The New Bottom Line measures quantitative and qualitative improvements specific to a client's business resulting from eBusiness innovations. It measures the future results to be derived from new markets and audiences, enhanced relationships and other benefits sought by each client. These metrics serve as a critical feedback tool that assists Scient in designing and extending eBusiness systems innovations.

   The Scient Approach has four stages: Conceive, Architect, Engineer and
Extend.

   Conceive. During the Conceive stage of the approach, Scient works closely with the client to define the initiatives, strategy and the expected New Bottom Line results for the engagement. This stage occurs in two phases, Conceive-Strategy and Conceive-Technical.

  . Conceive-Strategy. In this phase Scient develops a high-level eBusiness strategy that leverages technology to innovate and support the client's overall business strategy.

  . Conceive-Technical. During this portion of the Conceive stage, Scient examines the client's current technology infrastructure and organizational structure in order to target and define strategically critical engagements and associated initiatives.

   Upon completion of the Conceive stage, Scient should have the information necessary to define key business success factors and to prioritize the client's engagements based on a common understanding of the client's eBusiness objectives.

   Architect. In the Architect stage, Scient defines the scope of the eBusiness applications to be developed and designs applications to enable clients to meet their objectives. Scient also scopes and designs the underlying infrastructure to integrate the software, network and hardware components necessary to support the applications. This stage includes the evaluation of any third party software. The architect stage occurs in two phases, Architect-Scope and Architect-Design.

  . Architect-Scope. The goal of this phase is to collect application and process requirements to develop a baseline for the Architect-Design phase.

  . Architect-Design. During this phase, Scient defines the processes, components and timeline necessary to realize the application goals. The goal of this phase is to create a complete plan that allows the applications to be constructed, tested and implemented on time and within budget.

   After the Architect stage, the client has a "blueprint" for its eBusiness development. This blueprint identifies in detail the tasks necessary to meet the objectives and overall strategy goals as defined in the Conceive stage.

   Engineer. In this stage, Scient iteratively builds and delivers the eBusiness applications, which may include the incorporation or integration of third party software. Within this stage are three phases that are focused on successfully implementing the applications defined during the Architect stage.

  . Engineer-Detailed Design. In this phase Scient works with the client to add more specific details to the requirements, including the user interface and key technical designs.

  . Engineer-Implement. In this phase applications are built and refined until they are ready for testing. This phase is aimed at producing the tangible results for the client that were identified in the earlier stages of the Approach. During the Engineer-Implement phase, Scient also trains both internal and external users on newly built applications.

  . Engineer-Test. In this phase applications are rigorously tested to ensure they meet all functional, technical and user requirements. This phase intends to ensure that the engineered applications perform in accordance with the requirements defined in the Architect stage.

   Upon completion of the Engineer stage, Scient delivers the applications to the client.

   Extend. In the Extend stage, Scient establishes a plan for ongoing application development and content management designed to keep the client on the leading edge of innovation. By utilizing Scient for the ongoing management and innovation of its eBusiness systems, the client can focus on its core competencies. The Extend stage is delivered in five distinct phases.

  . Extend-Define. During this phase, Scient assesses the client's established eBusiness system and defines future operational objectives.

  . Extend-Transition. Transition activities focus on achieving the future operational objectives as outlined in the Define phase. These activities focus on technical, process and user-oriented aspects of further transforming the client's eBusiness.

  . Extend-Manage. The Manage phase involves the ongoing management of the eBusiness systems, including application management, performance management and system security management.

  . Extend-Infrastructure Evolution. During this phase, Scient identifies and innovates new technology infrastructure and capacity and performance specifications on an ongoing basis.

  . Extend-Application Innovation. During this phase Scient helps the client to incorporate new features into its eBusiness.

   Given the iterative nature of the entire Scient Approach, the Extend stage can include all stages of the process starting with Conceive.

Sales and Marketing

   Through our direct sales force and marketing organization, we market and sell our services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. Our sales professionals are aligned with market-specific business units. We currently target four principal markets:

  . Financial Services Markets, including financial products and services providers such as banks, brokerage firms, capital markets and securities firms and insurance companies;

  . Electronic Markets, which we define as companies whose business models rely primarily on new electronic delivery channels;

  . Enterprise Markets, which includes large companies facing the challenges of adapting their businesses' traditional procurement and distribution networks to take advantage of eBusiness capabilities; and

  . Telecommunications Services Markets, including large international telecommunications companies, competitive local exchange carriers, internet service providers and entities delivering voice, data and video services to their customers through various delivery technologies.

   As of March 31, 1999, our sales group and our marketing group consisted of nine and six professionals, respectively. We employ a team selling approach, whereby our sales people collaborate with our business unit professionals and management to identify prospects, conduct sales and manage client relationships. Due to the strategic nature of our engagements, we typically negotiate with the senior business and technical management personnel of our current and potential clients.

   Our marketing efforts are focused on creating awareness of the eBusiness systems innovation category, establishing Scient as the leader in this new category and building the Scient brand. Scient uses a broad mix of programs to accomplish these goals, including market research, brochures, information pieces published for industry forums, public relations activities, marketing programs, seminars and speaking engagements and website marketing. The goal of these activities is to promote Scient as a leading authority on eBusiness.

Clients

   We have performed professional services for a variety of clients in many industries. We are currently focused on serving companies in the Financial Services, Electronic, Enterprise and Telecommunications Services markets. We have only recently hired the resources to serve the Telecommunications Services Market and do not yet have clients in that market. In addition, because of the strategic and competitively sensitive nature of the engagements we perform for many of our clients, we have agreed to keep some clients' identities confidential. Accordingly, the following is only a partial list of our clients that we believe is representative of our overall client base:

      Financial Services         Electronic Markets      Enterprise Markets
      ------------------         ------------------      ------------------
   AIG                        eBay                     Hawaii Medical Service
   Bank of Montreal           ePhysician                Association
   Chase Manhattan            Exodus Communications    S.C. Johnson & Son
   First Union                Internet Travel Network
   Global Sourcing Solutions  living.com
   innoVisions                Naxon
   NationsBanc Montgomery     PlanetRx
    Securities                RealSelect (REALTOR.com)

   For the year ended March 31, 1999, our five largest clients accounted for approximately 50% of our revenues, with First Union, PlanetRx and innoVisions accounting for 13%, 11% and 11%, respectively, of such revenues.

   We generally enter into contracts with our clients on a time and materials basis, though we sometimes work on a fixed-fee basis or cap the amounts we may invoice. In the future, we anticipate an increasing percentage of our client engagements will be under fixed-fee arrangements. If we miscalculate the resources or time we need to complete engagements with capped or fixed fees, our operating results could be seriously harmed. Because of the strategic and competitively sensitive nature of the engagements we perform for some of our clients, we sometimes agree not to perform services for our clients' competitors or in a particular field for limited periods of time which to date have been as long as two years. These non-compete agreements reduce the number of our prospective clients and reinforce the importance of our client selection.

   We have also purchased a minority interest in one of our clients and may do so with other clients in the future. We believe that such equity investments provide an opportunity to enhance our relationship with our clients and allow us to share in the potential appreciation of our client's stock, which we believe will be based in part on our engagement with the client.

Innovation Centers

   Scient's professional services colleagues are organized into areas of expertise and core competencies called Innovation Centers. Our Innovation Centers are designed to address the full range of expertise and competencies needed in order to address the eBusiness needs of clients in our targeted markets. When we deliver services to our clients, we typically build an integrated team of professionals from several or all of our Innovation Centers. In addition, the Innovation Centers promote the development of specialized knowledge, techniques and experience and foster the training, mentoring and professional development of its members. Each of Scient's professional services colleagues is in one of the following Innovation
Centers:

  . Strategy Innovation Center--Includes strategy consultants and industry experienced managers, each of whom is focused on one of Scient's targeted markets;

  . Customer Experience Innovation Center--Integrates the disciplines of information architecture, user interface engineering, visual design, editorial services and usability research;

  . Applications Innovation Center--Builds, tests and implements software applications and manages Scient's relationships with third party applications vendors;

  . Infrastructure Innovation Center--Focuses on the areas of network, systems, security, data and infrastructure architecture; and

  . Just-In-Time Extend Innovation Center--Develops approaches for achieving continuing, iterative improvements and enhancements in clients' eBusinesses.

Knowledge Management

   Our knowledge management processes and systems, which we refer to as Knowledge Management, enable the development and re-use of Scient's intellectual capital. We have found that while there are unique features to each client engagement, there is often a degree of commonality. Scient's focus on particular industries, business processes and technologies creates intellectual capital that can be adapted for use in different industries and applications provided that it is not proprietary to a client. Knowledge Management is designed to enable each engagement team to bring the experiences of our entire company to bear on each client engagement.

   We believe Knowledge Management is important to every aspect of our business as an eBusiness systems innovator. Our client engagements generate many forms of knowledge, including requirements, security evaluations, operational processes, designs, specifications, evaluations, implementations, technology assessments and project reviews. We have made, and will continue to make, a substantial investment in Knowledge Management, treating it not just as desirable infrastructure, but as a core capability. In our view, the knowledge from all of the functional groups in our organization, including our Innovation Centers, market-specific business units and administration and support groups, is part of an integrated whole. By establishing a single, corporate-wide format for sharing data, we enable information to be accessed throughout Scient.

   Knowledge Management facilitates access to the Scient Approach and helps our colleagues determine what services to deliver to clients and when to perform the services during the different steps of the approach. Resources available through Knowledge Management include tutorial materials, templates, expert contacts and sample outputs for the different process steps. We are also constructing an interactive, dynamic environment, the Scient Workbench, which is being designed to provide our colleagues with a comprehensive context for creating client deliverables. In addition, we are developing a system to help us staff engagements that will query our

Scient Approach process database to determine what skills are needed for an engagement and examine our skills inventory to identify available colleagues with the appropriate skills.

   A knowledge-sharing expert is assigned to each client engagement. During the course of an engagement this person is responsible for:

  . Guiding the Scient team to information that can be extracted from Knowledge Management;

  . Instructing colleagues on the use of Knowledge Management;

  . Incorporating new content and information developed during the engagement into Knowledge Management, to the extent that such content and information is not proprietary to the client; and

  . Providing feedback to Knowledge Management staff about the use of Knowledge Management's products and services.

An explicit goal of each engagement is knowledge transfer to our clients. Through the development of our extranet we intend to share information online in a secure way with each of our clients.

   Adoption of Knowledge Management and its integration into the workflow is reinforced through our training programs. Learning opportunities for our colleagues include classroom instruction, informal forums, conferences, client engagements, mentoring, sponsorship and certification programs.

   We have invested significantly in Knowledge Management with the intent that such expenditures will allow us to use our intellectual capital in order to accelerate the delivery of our services, reduce our costs and leverage our industry experience. However, we cannot guarantee that Knowledge Management will help us achieve these goals or will be adequate to support our future operations.

Applied Technology Center

   We have begun to establish and staff an Applied Technology Center, or Tech Center, that is responsible for identifying and evaluating new hardware and software products and emerging technologies. The Tech Center also supports engagement teams during the initial implementations of new products and technologies. In addition, the Tech Center is responsible for integrating new products and technologies into the Scient Approach, in order to help us manage the risk to clients of working with new products and emerging technologies. We believe that gaining experience with these new technologies and products in the Tech Center enables us to develop and implement applications and systems for clients more quickly than we otherwise could and with less interruption to and reliance on clients' systems during engagements.

Recruiting, Training, Retention and Culture

   To succeed, we must continue to identify, recruit, hire, professionally develop and retain outstanding professionals. We believe that our success in recruiting and retaining such individuals will depend significantly on our ability to provide a rich learning environment, to provide a one-firm culture and to offer continued professional development as well as financial rewards and incentives.

   Recruiting

   We dedicate significant resources to our recruiting efforts and manage it similar to a sales function. As of March 31, 1999, we employed 12 professionals that focused full-time on recruiting. Our recruiting efforts are targeted at three levels: executive, technical and college recruiting. In addition to the efforts of our in-house recruiting group, we seek to meet our hiring needs through referrals from existing Scient colleagues and through technical and executive search firms. While recruiting personnel are responsible for screening candidates, business, functional or administrative managers make hiring decisions for their own groups in order to help ensure high-quality hires.

   Career Development

   We believe that our continuous focus on career development will help us retain our colleagues. Upon joining our company, each new colleague participates in a multi-day training program that covers a broad range of topics, including technology, consulting and the Scient culture. During their first year with Scient, we expect that recent college graduates will receive approximately three to four weeks of training and experienced hires will receive approximately two weeks of training. We have also created a sponsorship program where experienced colleagues provide ongoing career development, mentorship and training to less-experienced colleagues. Our existing colleagues attend professional development and training programs and keep apprised of technological advances and developments through on-the-job exposure to relevant technology and the efforts of our Tech Center.

   Corporate Culture

   We believe that developing a rich environment and a one-firm concept with a shared culture is critical to Scient becoming an employer of choice for management, strategic, technical, design, sales, marketing and support professionals of all levels. We actively foster a set of core values that were developed jointly by management and Scient's colleagues. These values include a dedication to maintaining an innovative and empowering environment where we work as a team to achieve total client satisfaction and provide our colleagues with personal and professional growth opportunities. In addition, we believe that by linking employee compensation to the success of Scient through our incentive compensation program, we encourage an owner attitude which we believe results in decisions that benefit our clients, our colleagues and our company. We believe that our growth and success in attracting and retaining high-caliber colleagues will be in large part dependent on our adherence to a one-firm culture supported by the following values:

               . Spirit                                            .Growth
               . Community                                         .Innovation
               . Excellence                                        .Urgency

Operational Infrastructure

   Information Technology Infrastructure

   We currently have in place an information technology infrastructure which supports our internal computer network, website, intranet and extranet. Because Knowledge Management is a significant component of the Scient Approach, we believe a scalable and robust information technology infrastructure is critical to our success. Accordingly, we have invested and will continue to invest significant resources in our information technology personnel, software and hardware.

   Office in a Box

   In order to facilitate the creation of new offices both internationally and in the United States, we are developing an infrastructure template that we call "office in a box." The template will include policies, procedures and systems for a new office to become operational, including technology, recruiting, information and management infrastructures. We anticipate implementing the office in a box template in the next office we open. However, since we have not yet used our office in a box template we cannot guarantee that the template will save us time or money or that it will be an effective tool in helping us to open new offices.

   Management Systems

   We are currently implementing a new enterprise resource planning software system for human resource functions and some financial functions. We currently plan to redesign several internal systems, including recruiting and engagement management systems, and to add other financial systems. We may encounter difficulties in transitioning to the new enterprise resource planning software system or in developing and implementing other new systems. Even once these systems are established, we cannot guarantee that our personnel, systems, procedures and controls will be adequate to support our future operations. Difficulties encountered with developing, implementing or operating such systems could seriously harm our business.

Competition

   Competition in the eBusiness services market is intense. We compete against companies selling electronic commerce software and services, and the in-house development efforts of companies seeking to engage in electronic commerce.

   Our current competitors include the following:

  . Systems integrators that primarily engage in fixed-time/fixed-fee contracts, such as Cambridge Technology Partners, Sapient and Viant;

  . Large systems integrators, such as Andersen Consulting and the consulting arms of the "Big Five" accounting firms;

  . Web consulting firms and online agencies, such as Agency.com, iXL, Proxicom, Razorfish, USWeb/CKS and US Interactive;

  . The professional services groups of computer equipment companies, such as IBM;

  . Outsourcing firms, such as Computer Sciences Corporation, Electronic Data
    Systems and Perot Systems;

  . General management consulting firms, such as Bain & Company, Booz Allen &
    Hamilton, Boston Consulting Group and McKinsey & Company; and

  . Internal IT departments of current and potential clients.

   Because relatively low barriers to entry characterize our market, we also expect other companies to enter our market.

   We believe that the principal competitive factors in our industry are the speed of development and implementation of eBusiness systems, the quality of services and deliverables, technical and strategic expertise, project management capabilities, reputation and experience of professionals delivering the service, the effectiveness of sales and marketing efforts, brand recognition, size of firm and value of the services provided compared to the price of such services. We believe that we presently compete favorably with respect to most of these factors. In particular, we believe that we offer an integrated set of strategic consulting skills and technological expertise that many existing service providers are not well suited to provide. However, the market for eBusiness services is evolving and we cannot be certain that we will compete successfully in the future. We expect that competition will continue to intensify and increase in the future, particularly if large IT consulting firms focus more resources on eBusiness opportunities. Because we contract with our clients on an engagement-by-engagement basis, we compete for engagements at each stage of our methodology. There is no guarantee that we will be retained by our existing or future clients on later stages of work. See "Risk Factors--Competition from Bigger, More Established Competitors Who Have Greater Financial Resources Could Result in Price Reductions, Reduced Profitability and Loss of Market Share."

Proprietary Rights

   We have developed detailed tools, processes and methodologies underlying the Scient Approach and software code, scripts, libraries and other technology used internally and in client engagements. We seek to protect our proprietary rights and our other intellectual property through a combination of copyrights, trademarks and trade secret protection, as well as through contractual protections such as proprietary information agreements and nondisclosure agreements. We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property, and we may not be able to detect unauthorized use and take appropriate steps to enforce our intellectual property rights. See "Risk Factors--We May Not Be Able to Protect Our Intellectual Property and Proprietary Rights."

Colleagues

   We generally use the term "colleagues" instead of "employees" to reinforce our one-firm concept and collegial culture. As of March 31, 1999, we had a total of 260 colleagues. Of these, 173 were in professional services, 15 in sales and marketing, 12 in recruiting and 60 in core services, including Knowledge Management, the Tech Center, finance and administration. Our future success will depend in part on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. None of our colleagues is represented by any collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our colleagues are good.

Facilities

   In October 1998, we moved our headquarters to a new facility in San Francisco, California, consisting of approximately 53,000 square feet of office space. We have leased this new facility through April 2001. We also currently lease office space in New York, New York, consisting of approximately 38,000 square feet of office space. This lease expires in September 2009. We also recently leased 22,000 square feet of office space in Dallas, Texas in anticipation of opening an office there. This lease expires in November 2004. We continue to be obligated under a lease for our prior headquarters facility in San Francisco, California. We have leased all space in our prior headquarters facility to a subtenant. The lease and corresponding sublease expire in February 2000.

                                  MANAGEMENT

Officers and Directors

   The executive officers and directors and other key employees of Scient, and their ages as of March 31, 1999, are as follows:

Name                     Age                        Position
----                     ---                        --------
Executive Officers and
 Directors
Eric Greenberg..........  34 Chairman and Founder
Robert M. Howe(1).......  54 President, Chief Executive Officer and Director
Stephen A. Mucchetti....  57 Chief Operating Officer and Executive Vice President
William H. Kurtz........  42 Chief Financial Officer, Executive Vice President,
                             Treasurer and Secretary
David M. Beirne(2)......  35 Director
Frederick W. Gluck(3)...  63 Director
Douglas Leone(2)(3).....  42 Director
Other Key Employees
Robert N. Beck..........  60 Vice President, People
Diana L. Brown..........  42 Vice President and General Manager, Financial Services
Nicholas J. DiGiacomo...  46 Vice President and General Manager, Electronic Markets
Aron Dutta..............  35 Vice President and General Manager, Enterprise Markets
C. Scott Frisbie........  43 Chief Technology Officer
Joseph G. Galuszka......  42 Vice President, Recruiting
Andres Gutierrez........  45 Master Architect
Douglas I. Kalish.......  46 Chief Knowledge Officer
William P. Kim..........  34 Vice President, Operations
Christopher W.            30 Chief Marketing Officer
 Lochhead...............
Randall McComas.........  49 Vice President and General Manager, Telecommunications
James McKee.............  33 Vice President, Sales
Jeff B. Van Zanten......  39 Vice President, Finance and Administration

--------
(1) Member of Employee Stock Purchase Plan Committee
(2) Member of Audit Committee
(3) Member of Compensation Committee

   Executive Officers and Directors

   Eric Greenberg founded Scient and has served as our Chairman since November 1997. Mr. Greenberg served as our President and Chief Executive Officer from December 1997 to February 1998. Prior to founding Scient, from February 1996 to November 1996, Mr. Greenberg was Founder, Chairman and Chief Executive Officer at Viant, a systems integrator. Prior to founding Viant, he held various positions at Gartner Group, a market research company, from April 1992 to December 1995, most recently as the Vice President of Sales and Marketing for the @vantage Online Service. Mr. Greenberg previously served as a management consultant with Price Waterhouse and Andersen Consulting.
Mr. Greenberg received a Bachelor of Business Administration in Finance from the University of Texas at Austin in 1985.

   Robert M. Howe has served as our President and Chief Executive Officer since February 1998. He is also a member of our board of directors. Prior to joining Scient, Mr. Howe was General Manager of the IBM Worldwide Banking, Finance and Securities Industry Group from January 1996 to March 1998. From November 1994 to January 1996, Mr. Howe managed IBM's North American Banking, Finance and Securities Industry Group. From March 1991 to November 1994, Mr. Howe founded and ran the IBM Consulting Group. From

January 1976 to February 1991, Mr. Howe was a consultant at Booz Allen & Hamilton, a management consulting firm. Mr. Howe is a member of the boards of directors of the Development Bank of Singapore and S.C. Johnson Commercial Markets. Mr. Howe received a Bachelor in Business Administration from Southern Methodist University and a Master in Business Administration from the Harvard University Graduate School of Business.

   Stephen A. Mucchetti has served as our Chief Operating Officer since October 1998. Prior to joining us, Mr. Mucchetti was the General Manager of IBM's Telecommunications and Media Group from October 1992 to October 1998. Prior to joining IBM, Mr. Mucchetti was a Partner in the consulting division of Coopers & Lybrand from January 1984 to November 1989 and was Managing Partner for Coopers & Lybrand's northeast United States region from November 1989 to October 1992. Prior to joining Coopers & Lybrand, he was a consultant at Booz Allen & Hamilton from December 1975 to January 1984. Mr. Mucchetti received a Bachelor of Science in Electrical Engineering from Villanova University.

   William H. Kurtz has served as our Chief Financial Officer since August 1998. Before joining Scient, Mr. Kurtz served in various capacities at AT&T from July 1983 to August 1998, including Vice President of Cost Management and Chief Financial Officer of AT&T's Business Markets Division. Prior to joining AT&T, he worked at Price Waterhouse from June 1979 to July 1983. Mr. Kurtz is a certified pubic accountant and received a Bachelor of Science in Accounting from Rider University and a Master of Science in Management from the Stanford University Graduate School of Business.

   David M. Beirne has served as a member of our board of directors since December 1997. Mr. Beirne has been a Managing Member of Benchmark Capital Management Co. II, L.P., a venture capital firm, since June 1997. Prior to joining Benchmark, Mr. Beirne founded Ramsey/Beirne Associates, an executive search firm, and served as its Chief Executive Officer from October 1987 to June 1997. Mr. Beirne serves as a director to several private companies. Mr. Beirne received a Bachelor of Science in Management from Bryant College.

   Frederick W. Gluck has served has as a member of our board of directors since March 1998. Since July 1998, Mr. Gluck has served as Of Counsel at McKinsey & Company, a management consulting firm. From February 1995 to June 1998, he served as Vice Chairman and Director at Bechtel Corporation, an industrial corporation. From June 1967 to February 1995, Mr. Gluck was a consultant at McKinsey & Company, holding a variety of positions, including Managing Director of the firm. Mr. Gluck serves as a director to Amgen, ACT Networks, Columbia/HCA Healthcare Corporation, Thinking Tools, Inc. and several private companies. Mr. Gluck received a Bachelor of Science in Electrical Engineering from Manhattan College and a Master of Science in Electrical Engineering from New York University.

   Douglas Leone has served as a member of our board of directors since December 1997. Mr. Leone has been at Sequoia Capital, a venture capital firm, since August 1988, most recently as a General Partner. He is a member of the board of directors of Hybrid Networks, Inc. as well as several private companies. Mr. Leone received a Bachelor of Mechanical Engineering from Cornell University, a Master of Industrial Engineering from Columbia University and a Master of Management from Massachusetts Institute of Technology, Sloan School of Management.

   Other Key Employees

   Robert N. Beck has served as Vice President, People since August 1998. Prior to joining Scient, Mr. Beck was President and Managing Director of Beck & Associates, a consulting firm, from January 1998 to August 1998. From June 1995 to December 1997, Mr. Beck was Senior Vice President of Global Human Resources at Gateway 2000, a computer company. Prior to joining Gateway, he served as Senior Vice President of Human Resources at Abbott Laboratories, a pharmaceutical company, from March 1992 to May 1995. Mr. Beck received a Bachelor of Science in Business and a Master of Science in Business from San Diego State University.

   Diana L. Brown has served as Vice President and General Manager, Financial Services since April 1998. Prior to joining Scient, Ms. Brown served in various capacities at IBM from July 1978 to March 1998, including Vice President, eBusiness Solutions for the Global Banking, Finance and Securities Industry Group. Ms. Brown received a Bachelor of Science in Physics from St. Lawrence University and a Master of Business Administration from New York University, Stern School of Business.

   Nicholas J. DiGiacomo has served as Vice President and General Manager, Electronic Markets since July 1998. From July 1993 to July 1998, Mr. DiGiacomo was Senior Vice President at Science Applications International Corporation, or SAIC, a technology services company. While at SAIC, he began the Global Integrity Corporation and Tenth Mountain Systems, both subsidiaries of SAIC. Mr. DiGiacomo received a Bachelor of Science in Physics from Siena College, a Master of Physics from the University of Colorado at Boulder and a Ph.D. in Physics from the University of Colorado at Boulder.

   Aron Dutta has served as Vice President and General Manager, Enterprise Markets since January 1999. Prior to joining Scient, Mr. Dutta was Vice President, General Manager of the New York Market at Viant from October 1996 to January 1999. From February 1992 to October 1996, Mr. Dutta was a principal at Booz Allen & Hamilton. Mr. Dutta received a Bachelor of Science in Electrical Engineering from Polytechnic University.

   C. Scott Frisbie has served as Chief Technology Officer since July 1998. Prior to joining Scient, Mr. Frisbie served in various capacities at IBM from April 1984 to July 1998, most recently as Manager of Advanced Technology and Strategy for the Worldwide Banking, Finance and Securities Industry Group.

   Joseph G. Galuszka has served as Vice President, Recruiting since April 1998. Prior to joining Scient, Mr. Galuszka served in various capacities at Gartner Group from May 1986 to April 1998, most recently as Regional Vice President, Sales. Mr. Galuskza received a Bachelor of Science in Mechanical Engineering from the University of Buffalo, State University of New York.

   Andres Gutierrez has served as Master Architect since February 1998. Prior to joining Scient, Mr. Gutierrez served in various capacities at Pacific Bell, a division of SBC Communications, a telecommunications company, from October 1984 to February 1998. Mr. Gutierrez received a Bachelor of Science in Education from New Mexico State University and a Master of Business Administration, emphasis in Finance, from New Mexico State University.

   Douglas I. Kalish has served as Chief Knowledge Officer since April 1998. Prior to joining Scient, Mr. Kalish served in various capacities at Price Waterhouse from October 1984 to April 1998, including Director of Systems of the Consumer Financial Institute Division, Chief Operating Partner and Managing Partner of the Price Waterhouse Technology Centre and Managing Partner of the Electronic Business Solutions Center. Mr. Kalish received an Bachelor of Arts in Neurobiology from the University of Michigan, a Master of Arts in Biology from Harvard University and a Ph.D. in Biology from Harvard University.

   William P. Kim has served as Vice President, Operations since April 1998. Prior to joining Scient, Mr. Kim was Vice President, Product Management at Vivant! a software company, from October 1997 to April 1998. From July 1988 to July 1997, Mr. Kim was a Managing Partner at Cambridge Technology Partners, a systems integrator. Mr. Kim received a Bachelor of Arts in Electrical Engineering and Music from Massachusetts Institute of Technology.

   Christopher W. Lochhead has served as Chief Marketing Officer since April 1998. Prior to joining Scient, Mr. Lochhead was Executive Vice President, Strategic Marketing at The Vantive Corporation, a software company, from June 1996 to April 1998. From November 1993 to June 1996, Mr. Lochhead was President and Chief Executive Officer of Always an Adventure, a consulting firm.

   Randall McComas has served as Vice President and General Manager, Telecommunications since February 1999. Prior to joining Scient, Mr. McComas served in various capacities at IBM from July 1983 to February 1999, including Vice President of Telecommunications for Global Telecommunications and Media Industries. Mr. McComas received a Bachelor of Science in Civil/Structural Engineering from The Citadel.

   James McKee has served as Vice President, Sales since February 1999. Prior to joining Scient, Mr. McKee served in various capacities at Renaissance Worldwide, an information technology staffing firm, from November 1991 to January 1999, most recently as Vice President, Business Development.

   Jeff B. Van Zanten has served as Vice President, Finance and Administration since January 1999. Prior to joining Scient, Mr. Van Zanten was Chief Financial Officer at Purple Moon Media, a software company, from August 1997 to August 1998. From September 1989 to June 1997, Mr. Van Zanten was Vice President, Finance and Operations at Advent Software. Mr. Van Zanten is a certified public accountant and received a Bachelor of Science in Accounting from the University of Southern California.

Board of Directors

   Scient currently has authorized six directors. Upon the completion of the offering, the terms of the office of the board of directors will be divided into three classes: Class I, whose term will expire at the annual meeting of the stockholders to be held in 2000; Class II, whose term will expire at the annual meeting of stockholders to be held in 2001; and Class III, whose term will expire at the annual meeting of stockholders to be held in 2002. The Class I director will be Frederick Gluck; the Class II directors will be David Beirne and Douglas Leone; and the Class III directors will be Eric Greenberg and Robert Howe. At each annual meeting of stockholders after the initial classification, each elected director will serve from the time of his election and qualification until the third annual meeting following his election. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of Scient. All of our officers serve at the discretion of the board of directors. There are no family relationships among the directors and officers of Scient.

   Board Committees. Our board of directors has an audit committee, a compensation committee and an Employee Stock Purchase Plan committee. The audit committee consists of Messrs. Beirne and Leone. The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of audit and other services provided by our independent accountants and reviews and evaluates our audit and control functions. The compensation committee consists of Messrs. Leone and Gluck. The compensation committee administers our stock plans, other than the 1999 Employee Stock Purchase Plan, and makes decisions concerning salaries and incentive compensation for our employees. The Employee Stock Purchase Plan committee consists of Mr. Howe. This committee administers our 1999 Employee Stock Purchase Plan.

   Director Compensation. Currently we do not provide our directors with cash compensation for their services as members of the board of directors, although members are reimbursed for some expenses in connection with attendance at board and committee meetings. In each calendar quarter after this offering, our non-employee directors will automatically receive options to purchase 2,500 shares of our common stock under our 1999 Equity Incentive Plan. See "Employee Stock Plans--1999 Equity Incentive Plan--Automatic Grants to Non-Employee Directors."

   In March 1998, when we appointed Mr. Gluck to our board of directors, we granted him an option to purchase 240,000 shares of our common stock at an exercise price of $.05 per share, subject to our repurchase right. In April 1998, when we appointed Morton H. Meyerson to our board of directors, we granted him an option to purchase 240,000 shares of our common stock at an exercise price of $.25 per share, subject to our repurchase right. In connection with his resignation from our board of directors on March 13, 1999, we repurchased 142,500 shares of unvested common stock from Mr. Meyerson for $.25 per share, his original exercise price.

Compensation Committee Interlocks and Insider Participation

   None of the members of our compensation committee is currently or has been at any time since the formation of Scient, an officer or employee of Scient. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Indemnification

   Scient has entered into indemnification agreements with each of our directors and executive officers. The form of indemnity agreement provides that we will indemnify our directors or executive officers for expenses incurred because of their status as a director or executive officer, to the fullest extent permitted by Delaware law, our certificate of incorporation and our bylaws.

   Scient's certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of our directors and officers. The certificate of incorporation provides that directors shall not be personally liable to Scient or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability for:

  . Any breach of a director's duty of loyalty to Scient or its stockholders;

  . Acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  . Unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . Any transaction from which the director derives any improper personal benefit.

   Our certificate of incorporation also provides that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors after our stockholders approve the certificate of incorporation, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the amended Delaware General Corporation Law. The foregoing provisions of our certificate of incorporation are not intended to limit the liability of directors or officers for any violation of applicable federal securities laws. In addition, as permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

  . We are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law;

  . We may, in our discretion, indemnify other officers, employees and agents to the fullest extent permitted by the Delaware General Corporation Law;

  . We are required to advance all expenses incurred by our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

  . The rights conferred in the bylaws are not exclusive;

  . We may, in our discretion, enter into indemnification agreements with our directors, officers, employees and agents; and

  . We may not retroactively amend the bylaw provisions relating to indemnity in a way that would adversely affect the rights of our directors or executive officers.

   Our bylaws further provide that we shall indemnify our directors to the fullest extent permitted by Delaware law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

Executive Compensation

   The following table sets forth information with respect to compensation for the fiscal year ended March 31, 1999 earned by our Chief Executive Officer and our three other executive officers, collectively referred to as the Named Executive Officers:

                          Summary Compensation Table

                                                     Long-Term
                                                    Compensation
                                                    ------------
                                                       Awards
                                                    ------------
                                                     Number of
                               Annual Compensation   Securities
                               --------------------  Underlying     All Other
 Name and Principal Position     Salary     Bonus     Options    Compensation(1)
 ---------------------------   ---------- --------- ------------ ---------------
 Robert M. Howe..............    $250,000 $     --        --         $52,474
  President and Chief
   Executive Officer

 Eric Greenberg..............     239,583    33,333       --             --
  Chairman of the Board of
   Directors

 Stephen A. Mucchetti(2).....     118,429    50,000   750,000         58,879
  Chief Operating Officer and
   Executive Vice President

 William H. Kurtz(3).........     159,135    50,000   550,000         78,967
  Chief Financial Officer,
   Executive Vice President,
   Treasurer and Secretary

--------
(1) Amount shown for Mr. Howe includes $45,808 in relocation expenses and $6,666 for reimbursement of taxes paid by him. Amount shown for Mr. Mucchetti includes $42,035 in commuting expenses and $16,844 for reimbursement of taxes paid by him. Amount shown for Mr. Kurtz includes $77,214 in relocation expenses and $1,753 for reimbursement of taxes paid by him.

(2) Mr. Mucchetti commenced employment with Scient in October 1998.

(3) Mr. Kurtz commenced employment with Scient in August 1998.

Option Grants in Last Fiscal Year

   The following table sets forth the stock options we granted during the fiscal year ended March 31, 1999, to each of the Named Executive Officers. Generally, our stock options are immediately exercisable. We have the right to repurchase all unvested shares at the original exercise price upon the optionee's cessation of service. Generally, our repurchase right lapses and the optionee vests in 25% of his option shares upon completion of 12 months of service from the vesting start date and vests in the balance in a series of equal monthly installments over the next three years of service. The option shares will vest upon an acquisition of Scient by merger or asset sale, unless we transfer our repurchase right with respect to the unvested option shares to the acquiring entity. Each of the options has a ten-year term, subject to earlier termination in the event of the optionee's cessation of service. The percentages in the column entitled "Percent of Total Options Granted to Employees during the fiscal year ended March 31, 1999" are based on an aggregate of 7,677,850 options granted to employees of Scient under the 1997 Stock Plan during the fiscal year ended March 31, 1999.

   The amounts listed in the following table under the heading "Exercise Price" were equal to the fair market value of our common stock as determined by the board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. We may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares, together with any federal and state income tax liability incurred by the optionee in connection with such exercise. The fair market value of our common stock was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock, taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock and an evaluation by the board of our revenues, operating history and prospects.

   We calculated the amounts listed in the following table under the heading "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" based on the ten-year term of the option at the time of grant. For purposes of these columns, we assumed stock price appreciation of 5% and 10% pursuant to rules promulgated by the Securities and Exchange Commission. These rates of appreciation do not represent our prediction of our stock price performance. We calculated the potential realizable values at 5% and 10% appreciation by assuming that the estimated fair market value on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised at the exercise price and sold on the last day of its term at the appreciated price. Information on how we determined the fair market value of our common stock is disclosed in the preceding paragraph. The initial public offering price will be higher than the estimated fair market value on the date of grant. Therefore, the potential realizable value of the option grants would be significantly higher than the numbers shown in this column if future stock prices were projected to the end of the option term by applying the same annual rates of stock price appreciation to the initial public offering price.

                                                                            Potential Realizable
                                                                              Value at Assumed
                                                                              Annual Rates of
                                                                          Stock Price Appreciation
                                        Individual Grants                     for Option Term
                         ------------------------------------------------ ------------------------
                                    Percent of Total
                                    Options Granted
                         Number of    to Employees
                         Securities      During
                         Underlying the Fiscal Year  Exercise
                          Options         Ended        Price   Expiration
Name                      Granted   March 31,  1999  ($/share)    Date        5%          10%
----                     ---------- ---------------- --------- ---------- ----------- ------------
Robert M. Howe..........      --          -- %         $--        --      $       --  $        --
Eric Greenberg..........      --          --            --        --              --           --
Stephen A.
 Mucchetti(1)...........  500,000         6.5          1.60     10/12/08    6,841,357   10,893,718
                          100,000         1.3          1.60     11/10/08    1,368,271    2,178,744
                          150,000         2.0          1.60     12/22/08    2,052,407    3,268,115
William H. Kurtz(2).....  500,000         6.5           .65      8/12/08    7,615,082   12,125,746
                           50,000         0.7          1.60      1/28/09      684,136    1,089,372

--------

(1) For the options granted on October 12, 1998, Mr. Mucchetti was immediately vested in 20% of these option shares, and he will vest in an additional 20% of these option shares upon completion of his first 12 months of service from the vesting start date. After that, he will vest in the balance in a series of equal monthly installments over his next three years of service. For the options granted on November 10, 1998, Mr. Mucchetti will become fully vested after 60 months of continuous service to Scient. For the options granted on December 22, 1998, Mr. Mucchetti will vest after 48 months of continuous service to Scient. If we discharge him without cause or if he resigns because we reduce his salary, Mr. Mucchetti will receive an additional 12 months of service credit. If Scient is acquired but Mr. Mucchetti's remaining option shares do not vest in full, Mr. Mucchetti will receive an additional 12 months of service credit if he is discharged or if he resigns because his salary is reduced or he is not designated as the Chief Operating Officer, or a higher position, of the surviving company.

(2) If Scient is acquired but Mr. Kurtz's option shares do not vest in full, Mr. Kurtz receives an additional 12 months of service credit if he is discharged or if he resigns because his salary is reduced or he is not designated as the Chief Financial Officer of the surviving company.

Aggregated Option Exercises in the Fiscal Year Ended March 31, 1999 and Option Values at March 31, 1999

   The following table sets forth for each of the Named Executive Officers options exercised during the fiscal year ended March 31, 1999, and the number and value of securities underlying unexercised options that were held by the Named Executive Officers at March 31, 1999. The numbers in the column entitled "Value Realized" are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares. Generally, our stock options are immediately exercisable. We have the right to repurchase all unvested option shares at the original exercise price upon the optionee's cessation of service. The heading "Vested" refers to shares no longer subject to our right of repurchase; the heading "Unvested" refers to shares subject to our right of repurchase as of March 31, 1999. The numbers in the column entitled "Value of Unexercised In-the-Money Options at March 31, 1999" are based on the fair market value of our common stock at March 31, 1999 as determined by our board of directors, $10.00, less the exercise price payable for such shares. The fair market value of our common stock at March 31, 1999 was estimated by the board of directors on the basis of the purchase price paid by investors for shares of our preferred stock (taking into account the liquidation preferences and other rights, privileges and preferences associated with the preferred stock) and an evaluation by the board of our revenues, operating history and prospects. The initial public offering price is expected to be higher than the estimated fair market value at March 31, 1999. Consequently, the value of unexercised options could be higher than the numbers shown in the table if the values were calculated by subtracting the option's exercise price from the initial public offering price.

                                                                             Value
                                                     Number of          of Unexercised
                                               Securities Underlying     In-the-Money
                          Number of           Unexercised Options at      Options at
                           Shares                 March  31, 1999       March  31, 1999
                         Acquired on  Value   ----------------------- -------------------
Name                      Exercise   Realized   Vested     Unvested    Vested   Unvested
----                     ----------- -------- ---------- ------------ -------- ----------
Robert M. Howe..........       --    $    --         --           --  $    --  $      --
Eric Greenberg..........       --         --         --           --       --         --
Stephen A. Mucchetti....   500,000        --      12,500      237,500  105,000  1,995,000
William H. Kurtz........   425,000    213,750        --       125,000      --   1,121,250

Employment Agreements and Change of Control Arrangements

   We have entered into an employment agreement, dated December 10, 1997, with Eric Greenberg, our Chairman, which provides for annual base salary of $200,000, annual bonus at the discretion of our board of directors and participation in our employee benefit plans. On June 12, 1998, our board of directors increased Mr. Greenberg's annual salary to $250,000. The employment agreement provides that we will pay Mr. Greenberg a lump sum equal to 100% of the greater of (1) his then current annual base compensation or (2) his actual base compensation plus bonus for the most recently completed fiscal year if we terminate Mr. Greenberg without his consent for any reason other than for cause or permanent disability. In addition, we have the right to repurchase Mr. Greenberg's shares, which lapses pursuant to a four-year vesting schedule. Our repurchase right will lapse in its entirety upon a change of control of Scient, or upon Mr. Greenberg's involuntary termination.

   We have entered into an employment agreement, dated February 9, 1998, with Robert Howe, our President and Chief Executive Officer, which provides for annual base salary of $250,000, annual bonus at the discretion of the board of directors and participation in our employee benefit plans. The employment agreement also provides that we will pay Mr. Howe a lump sum equal to 100% of the greater of (1) his then current annual base compensation or (2) his actual base compensation plus bonus for the most recently completed fiscal year if we terminate Mr. Howe without his consent for any reason other than for cause or permanent disability. In addition, we granted Mr. Howe an immediately exercisable option to purchase 2,400,000 shares of our common stock upon commencement of his employment, subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. Our repurchase right will lapse with respect to 25% of such shares if we terminate Mr. Howe without cause, and with respect to 100% of such shares upon a change of control of Scient. In addition, we made a one-time payment of $330,000 to Mr. Howe upon his joining Scient.

   We have entered into an employment agreement, dated June 12, 1998, with William Kurtz, our Chief Financial Officer, which provides for annual base salary of $250,000, annual bonus at the discretion of the board of directors and participation in our employee benefit plans. The employment agreement also provides that we will pay Mr. Kurtz a lump sum equal to six months' salary if we terminate Mr. Kurtz. In addition, we granted Mr. Kurtz an option to purchase 500,000 shares of our common stock upon commencement of his employment, subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. The four-year vesting schedule will be adjusted to provide accelerated vesting on 12 months' worth of shares if, upon a change of control of Scient, Mr. Kurtz is terminated or not offered the position of Chief Financial Officer with the surviving entity.

   We have entered into an employment agreement, dated September 14, 1998, with Stephen A. Mucchetti, our Chief Operating Officer, which provides for annual base salary of $250,000, annual bonus of $50,000 for his first two years at Scient and participation in our employee benefit plans. In addition, we granted Mr. Mucchetti an option to purchase 500,000 shares of our common stock upon commencement of his employment, of which 20% was immediately vested and the remainder was subject to our right of repurchase which lapses pursuant to a four-year vesting schedule. The employment agreement provides that if we terminate Mr. Mucchetti, we will pay him a lump sum equal to one year's salary, and he will vest in 12 months' of stock options. The four-year vesting schedule will be adjusted to provide accelerated vesting on 12 months' worth of shares if, upon a change of control of Scient, Mr. Mucchetti is terminated or not offered the position of Chief Operating Officer with the surviving entity.

Employee Stock Plans

   1999 Equity Incentive Plan

   Share Reserve. Our board of directors adopted our 1999 Equity Incentive Plan on March 18, 1999. Our stockholders also approved this plan. We have reserved 1,200,000 shares of our common stock for issuance under the 1999 Equity Incentive Plan. Any shares not yet issued under our 1997 Stock Plan on the date of this offering will also be available under the 1999 Equity Incentive Plan. On January 1 of each year, starting with the year 2000, the number of shares in the reserve will automatically increase by 8% of the sum of the total number of shares of common stock that are outstanding at that time plus the number of shares of common stock issuable upon the exercise of outstanding options at that time or, if less, by 5,000,000 shares. In general, if options or shares awarded under the 1999 Equity Incentive Plan or the 1997 Stock Plan are forfeited, then those options or shares will again become available for awards under the 1999 Equity Incentive Plan. We have not yet granted any options or other awards under the 1999 Equity Incentive Plan.

   Administration. The compensation committee of our board of directors administers the 1999 Equity Incentive Plan. The committee has the complete discretion to make all decisions relating to the interpretation and operation of the 1999 Equity Incentive Plan. The committee has the discretion to determine who will receive an award, what type of award it will be, how many shares will be covered by the award, what the vesting requirements will be, if any, and what the other features and conditions of each award will be. The compensation committee may also reprice outstanding options and modify outstanding awards in other ways.

   Eligibility. The following groups of individuals are eligible to participate in the 1999 Equity Incentive Plan:

  . Employees;

  . Members of our board of directors who are not employees; and

  . Consultants.

   Types of Awards. The 1999 Equity Incentive Plan provides for the following types of award:

  . Options to purchase shares of our common stock;

  . Stock appreciation rights;

  . Restricted shares of our common stock; and

  . Stock units, sometimes called phantom shares.

   Options and Stock Appreciation Rights. Options may be incentive stock options or nonstatutory stock options. An optionee who exercises an incentive stock option may qualify for favorable tax treatment under Section 422 of the Internal Revenue Code of 1986. On the other hand, nonstatutory stock options do not qualify for such favorable tax treatment. The exercise price for all options and stock appreciation rights granted under the 1999 Equity Incentive Plan may not be less than 100% of the fair market value of our common stock on the option grant date. Optionees may pay the exercise price by using:

  . Cash;

  . Shares of common stock that the optionee already owns;

  . A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  . An immediate sale of the option shares through a broker designated by us;
    or

  . A loan from a broker designated by us, secured by the option shares.

   Options and stock appreciation rights vest at the time or times determined by the compensation committee. In most cases, our options vest over the four-year period following the date of grant. Options and stock appreciation rights generally expire 10 years after they are granted, except that they generally expire earlier if the optionee's service terminates earlier. The 1999 Equity Incentive Plan provides that no participant may receive options covering more than 1,000,000 shares and stock appreciation rights covering more than 1,000,000 shares in the same year, except that a newly hired employee may receive options covering up to 2,000,000 shares and stock appreciation rights covering up to 2,000,000 shares in the first year of employment.

   Restricted Shares. Restricted shares may be awarded under the 1999 Equity Incentive Plan in return for:

  . Cash;

  . A full-recourse promissory note, except that the par value of newly issued shares must be paid in cash;

  . Services already provided to us; and

  . In the case of treasury shares only, services to be provided to us in the future.

   Restricted shares and stock units vest at the time or times determined by the compensation committee.

   Change in Control. If a change in control of Scient occurs, an option or other award under the 1999 Equity Incentive Plan will generally become fully vested, unless the surviving corporation assumes the option or award or replaces it with a comparable award. In addition, an option or other award will ordinarily become vested in full--even if it was assumed or replaced--if the participant is discharged within 12 months after the change in control other than for cause. For this purpose, a participant is also treated as having been discharged other than for cause if the participant resigns after being asked to relocate, after suffering a reduction in compensation, or after being demoted. A change in control includes:

  . A merger of Scient after which our own stockholders own 50% or less of the surviving corporation;

  . A sale of all or substantially all of our assets;

  . A proxy contest that results in the replacement of more than one-half of our directors over a 24-month period; or

  . An acquisition of 30% or more of our outstanding stock by any person or group, other than a person related to Scient, such as a holding company owned by our stockholders.

   Automatic Grants to Non-Employee Directors. The non-employee members of our board of directors will be eligible for automatic option grants under the 1999 Equity Incentive Plan. After the effective date of this offering, each non-employee director will receive options for 2,500 shares of our common stock during each calendar quarter. These options are exercisable immediately after the grant, and the option shares will be fully vested from the outset.

   The exercise price of each non-employee director's option will be equal to the fair market value of our common stock on the option grant date. A director may pay the exercise price by using cash, shares of common stock that the director already owns or an immediate sale of the option shares through a broker designated by us. The non-employee directors' options have a 10-year term, except that they expire one year after a director leaves the board, if earlier.

   Our board may amend or terminate the 1999 Equity Incentive Plan at any time. If our board amends the plan, it does not need to ask for stockholder approval of the amendment unless applicable law requires it. The 1999 Equity Incentive Plan will continue in effect indefinitely, unless the board decides to terminate the plan.

   1999 Employee Stock Purchase Plan

   Our board of directors adopted the 1999 Employee Stock Purchase Plan on April 22, 1999. Our stockholders also approved this plan. The 1999 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code. We have reserved 1,000,000 shares of our common stock for issuance under the plan. On May 1 of each year, starting with the year 2000, the number of shares in the reserve will be increased by the number of shares that have been issued under the 1999 Employee Stock Purchase Plan during the prior 12-month period, such that the number of available shares in the reserve will automatically be restored to 1,000,000. The plan will be administered by the Employee Stock Purchase Plan committee of our board of directors.

   All of our employees are eligible to participate if they are employed by us for more than 20 hours per week and for more than five months per year. Eligible employees may begin participating in the 1999 Employee Stock Purchase Plan at the start of any offering period. Each offering period lasts six months. Offering periods start on May 1 and November 1 of each year. However, the first offering period will start on the effective date of this offering and end on October 31, 1999.

   The 1999 Employee Stock Purchase Plan permits each eligible employee to purchase common stock through payroll deductions. An employee's payroll deductions may not exceed 15% of the employee's salary. Purchases of our common stock will occur on April 30 and October 31 of each year or on the last trading day prior to those dates. Each participant may purchase up to 2,000 shares on any purchase date, provided that the value of the shares purchased in any calendar year, measured as of the beginning of the offering period may not exceed $25,000.

   The price of each share of common stock purchased under the 1999 Employee Stock Purchase Plan will be 85% of the lower of:

  . The fair market value per share of common stock on the trading day immediately before the first day of the applicable offering period; or

  . The fair market value per share of common stock on the purchase date.

  In the case of the first offering period, the price per share under the plan will be 85% of the lower of:

  . The price per share to the public in this offering; or

  . The fair market value per share of common stock on the purchase date.

   Employees may end their participation in the 1999 Employee Stock Purchase Plan at any time. Participation ends automatically upon termination of employment with Scient. If a change in control of Scient occurs, the 1999 Employee Stock Purchase Plan will terminate and shares will be purchased with the payroll deductions accumulated to date by participating employees, unless the plan is assumed by the surviving corporation or its parent. Our board of directors may amend or terminate the 1999 Employee Stock Purchase Plan at any time. If our board increases the number of shares of common stock reserved for issuance under the plan, except for the automatic increases described above, it must seek the approval of our stockholders.

                             CERTAIN TRANSACTIONS

Transactions with Directors and Officers

   In December 1997, Scient sold shares of Series A Preferred Stock to obtain equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $.90 per share or an aggregate of $4,720,001. These shares of Series A Preferred Stock convert into 10,488,890 shares of our common stock.

                                                              Shares of Series A
                                                               Preferred Stock
                                                              ------------------
Benchmark Capital Partners II, L.P...........................     2,844,445
Sequoia Capital VII..........................................     2,196,000
Sequoia Technology Partners VII..............................        96,000
SQP 1997.....................................................        44,544
Sequoia 1997.................................................        25,056
Sequoia International Partners...............................        38,400
                                                                  ---------
    Total Shares.............................................     5,244,445
                                                                  =========

Mr. Beirne, a director of Scient, is a managing member of the general partner of Benchmark Capital Partners II, L.P. Mr. Leone, a director of Scient, is a managing member of the general partner of the funds affiliated with Sequoia Capital VII.

   In May 1998, Scient sold 950,000 shares of Series A Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital, to the following director and former director for $1.50 per share or an aggregate of $1,425,000. These shares of Series A Preferred Stock convert into 1,900,000 shares of our common stock.

                                                              Shares of Series A
                                                               Preferred Stock
                                                              ------------------
Frederick W. Gluck...........................................      200,000
Morton H. Meyerson...........................................      750,000
                                                                   -------
    Total Shares.............................................      950,000
                                                                   =======

   In connection with his purchase of Series A Preferred Stock, we loaned Mr. Meyerson, one of our former directors, $843,750. Mr. Meyerson issued us a promissory note dated May 11, 1998 for the principal sum of $843,750, with interest accruing at 5.5% per annum. The loan was secured by 562,500 shares of his Series A Preferred Stock pursuant to a Stock Pledge Agreement dated
May 11, 1998. The 562,500 shares of Series A Preferred Stock were also subject to repurchase by Scient pursuant to an October 31, 1998 Stock Repurchase Agreement. In connection with his resignation from our board of directors on March 13, 1999, we repurchased the 562,500 shares of Series A Preferred Stock pursuant to the Stock Restriction Agreement by canceling the promissory note. In connection with the cancellation, we forgave approximately $38,400 of accrued interest that was due under the note.

   In June 1998, Scient sold shares of Series B Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $6.35 per share or an aggregate of $13,499,992:

                                                              Shares of Series B
                                                               Preferred Stock
                                                              ------------------
Benchmark Capital Partners II, L.P...........................       157,480
Sequoia Capital VII..........................................       144,094
Sequoia Technology Partners VII..............................         6,299
SQP 1997.....................................................         2,923
Sequoia 1997.................................................         1,644
Sequoia International Partners...............................         2,520
Smallcap World Fund Inc......................................     1,417,323
Morgan Stanley Dean Witter Equity Funding, Inc...............       393,700
                                                                  ---------
    Total Shares.............................................     2,125,983
                                                                  =========

Mr. Beirne, a director of Scient, is a managing member of the general partner of Benchmark Capital Partners II, L.P. Mr. Leone, a director of Scient, is a managing member of the general partner of the funds affiliated with Sequoia Capital VII.

   In February 1999, Scient sold shares of Series C Preferred Stock to obtain additional equity capital for general corporate purposes, including working capital. Purchasers in the offering were, among others, the following stockholders in the amounts indicated for $10.85 per share or an aggregate consideration of $11,249,540:

                                                            Shares of Series C
                                                             Preferred Stock
                                                            ------------------
Sequoia Capital Franchise Fund.............................       460,830
Entities Affiliated with Amerindo Investment Advisors,
 Inc.......................................................       483,829
Palantir Partners L.P......................................        92,165
                                                                ---------
    Total Shares...........................................     1,036,824
                                                                =========

Mr. Leone, a director of Scient, is a managing member of the general partner of Sequoia Capital Franchise Fund. In connection with the purchase of Series C Preferred Stock, the purchasers of at least 50,000 shares of Series C Preferred Stock were granted preemptive rights that entitle them to purchase approximately three percent of the shares to be issued in this offering. See "Preemptive Rights."

   To provide further incentive to Stephen Mucchetti, our Chief Operating Officer, we granted him an option to purchase 150,000 shares of our common stock on December 22, 1998. The option vests in one installment on December 31, 2002 and has an exercise price of $1.60 per share. In connection with the grant to Mr. Mucchetti, we entered into a stock repurchase agreement with Mr. Howe, dated December 22, 1998. Under the stock repurchase agreement, Mr. Howe agreed to sell 150,000 shares of our common stock held by him to us at $1.60 per share if Mr. Mucchetti vests in his December 22, 1998 option to purchase 150,000 shares of common stock.

   In March 1999, Eric Greenberg, our Chairman, and Robert Howe, our President and Chief Executive Officer, sold 300,000 shares of common stock and 150,000 shares of common stock, respectively, to Gryphon Holdings, L.P. At the closing of the sales, Gryphon made initial payments to Messrs. Greenberg and Howe equal to $10.85 per share. Additionally, if we consummate this offering at a per share price greater than $10.85 on or before March 5, 2001, Messrs. Greenberg and Howe shall receive additional payments equal to the difference between (1) the initial public offering price and (2) $10.85. If, however, we do not consummate this offering on or before a sale of Scient or March 5, 2001, Messrs. Greenberg and Howe will receive additional payments from Gryphon equal to $4.15 per share on such date. We received no proceeds from either sale. In connection with the sale by

Mr. Greenberg we waived our right of first refusal. As a holder of these shares, Gryphon is subject to a restriction from selling the shares during the 180 day period following this offering.

   In addition, we have granted options to and have entered into compensation agreements and other arrangements to attract, retain and provide incentive to our directors and executive officers. These transactions are described in "Management."

Transactions with Entities Related to Directors and Greater than 5%
Stockholders

   In connection with the recruiting of our Chief Financial Officer and Chief Technology Officer, we engaged the services of Ramsey/Beirne Associates, an executive search firm. Mr. Beirne, one of our directors, is the chairman of Ramsey/Beirne and owns more than 5% of the stock of Ramsey/Beirne. As payment for services, we paid Ramsey/Beirne $100,000 and issued a warrant to purchase 80,000 shares of common stock, with an exercise price of $.10 per share. We received $8,000 when Ramsey/Beirne exercised the warrant on September 9, 1998.

   In connection with the recruiting of our Vice President, Sales, we again engaged the services of Ramsey/Beirne. As payment for services, we paid Ramsey/Beirne $50,000 and issued an immediately exercisable warrant to purchase 7,875 shares of common stock, with an exercise price of $.75 per share.

   Two of our directors have interests in some of our clients. Mr. Beirne is a managing member of the general partner of funds affiliated with Benchmark Capital. Mr. Leone is a managing member of the general partner of funds affiliated with Sequoia Capital. Benchmark and Sequoia are venture capital firms that hold equity interests exceeding ten percent of the total outstanding equity of several of our clients. In addition, Benchmark and Sequoia each control a seat on the board of directors of some of these clients.

   Benchmark is a significant shareholder of PlanetRx, living.com, ePhysician and WebVan and has a right to nominate one member of each company's board of directors. During the year ended March 31, 1999, we recognized revenue of $2.3 million, $624,000, $693,000 and $78,000, respectively, from these companies in connection with our provision of eBusiness services to them. In addition, Benchmark has an equity interest in eBay, a client for whom we have provided approximately $168,000 in eBusiness services.

   Sequoia is also a significant shareholder of PlanetRx and WebVan and has a right to nominate one member of each company's board of directors. We have provided eBusiness services to each of these companies as discussed above.

   We believe that we made all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. A majority of the disinterested outside directors on our board of directors will approve all future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates. Such transactions will continue to be on terms no less favorable to us than we could have obtained from unaffiliated third parties.

                            PRINCIPAL STOCKHOLDERS

   The following table sets forth, as of March 31, 1999, information with respect to shares beneficially owned by (1) each person who we know to be the beneficial owner of more than five percent of our outstanding shares of common stock; (2) each of the Named Executive Officers; (3) each of our directors; and (4) all current directors and executive officers as a group. The number of shares shown as beneficially owned by each stockholder is adjusted to reflect the sale of shares offered in this offering and the conversion of all outstanding preferred stock and other convertible securities into common stock. We have determined beneficial ownership in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the number of shares beneficially owned by him is deemed to include the number of shares beneficially owned by that person (and only that person) by reason of such acquisition rights. In general, options to purchase our capital stock are exercisable in full, with the underlying shares subject to repurchase rights that lapse as the shares vest. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. The percentage of beneficial ownership for the following table is based on 31,299,560 shares of common stock outstanding as of March 31, 1999, and 34,299,560 shares of common stock outstanding after the completion of this offering. Unless otherwise indicated, the address for each listed stockholder is: c/o Scient Corporation, One Front Street, 28th Floor, San Francisco, California, 94111. To our knowledge, except as indicated in the footnotes to this table or pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to the shares of common stock indicated.

                                                    Shares         Percent
                                                 Beneficially   Beneficially
                                                    Owned           Owned
                                                 ------------ -----------------
  5% Stockholders, Named Officers, Directors,                  Before   After
and Directors and Executive Officers as a Group     Number    Offering Offering
-----------------------------------------------  ------------ -------- --------
Eric Greenberg.................................    6,403,332    20.5%    18.7%
Entities associated with Benchmark Capital(1)..    5,846,370    18.7     17.0
  David M. Beirne(2)...........................    5,934,245    19.0     17.3
Entities associated with Sequoia Capital(3)....    5,418,310    17.3     15.8
  Douglas Leone(3).............................    5,418,310    17.3     15.8
Robert M. Howe(4)..............................    3,650,000    11.7     10.6
Stephen A. Mucchetti(5)........................      562,500     1.8      1.6
William H. Kurtz(6)............................      501,562     1.6      1.5
Frederick W. Gluck(7)..........................      538,672     1.7      1.6
All directors and executive officers as a group
 (7 persons)(8)................................   23,008,621    73.5     67.1

--------
(1) Benchmark Capital Partners II, L.P. holds 5,846,370 shares as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P., and Benchmark Members' Fund, L.P. The address for Benchmark Capital is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2) Includes 5,846,370 shares held by Benchmark Capital Partners II, L.P., as nominee for Benchmark Capital Partners II, L.P., Benchmark Founders Fund II, L.P., Benchmark Founders Fund II-A, L.P. and Benchmark Members' Fund, L.P. Mr. Beirne disclaims beneficial ownership of the shares held by Benchmark Capital Partners II, L.P. except to the extent of his pecuniary interest therein. The amount shown for Mr. Beirne also includes 80,000 shares held by Ramsey/Beirne Associates and 7,875 shares subject to warrants held by Ramsey/Beirne. Mr. Beirne is a stockholder in Ramsey/Beirne. Mr. Beirne disclaims beneficial ownership of the shares and the warrant to purchase shares held by Ramsey/Beirne except to the extent of his pecuniary interest therein.

(3) Includes 4,536,094 shares held by Sequoia Capital VII, 198,299 shares held by Sequoia Technology Partners VII, 92,011 shares held by SQP 1997, 51,756 shares held by Sequoia 1997, 79,320 shares held by Sequoia International Partners and 460,830 shares held by Sequoia Capital Franchise Fund. Mr. Leone, a director of Scient, is a Managing Member of SC VII-A Management, L.L.C. which is the general partner of Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997, Sequoia International Partners and Sequoia Capital Franchise Fund. Mr. Leone disclaims beneficial ownership of the shares held by Sequoia Capital Franchise Fund, Sequoia Capital VII, Sequoia Technology Partners VII, SQP 1997, Sequoia 1997 and Sequoia International Partners except to the extent of his pecuniary interest therein. The address for Sequoia Capital is 3000 Sand Hill Road, Building 4, Suite 280, Menlo Park, CA 94025.

(4) Includes 2,400,000 shares held by Robert M. Howe and Althea M. Howe as Joint Tenants with Right of Survivorship. Includes 150,000 shares which are subject to a stock repurchase agreement that allows Scient to repurchase up to all of such shares in the event that Stephen A. Mucchetti, Scient's Chief Operating Officer, vests in a December 22, 1998 150,000 share option grant by Scient. Mr. Mucchetti will vest in such options if he remains employed by the Company through December 22, 2002.

(5) Includes 500,000 shares held by Stephen A. Mucchetti and Rebecca S. Mucchetti as Joint Tenants with Right of Survivorship and options immediately exercisable for 62,500 shares.

(6) Includes 425,000 shares held by William H. Kurtz and Kathy H. Kurtz as Joint Tenants with Right of Survivorship and options immediately exercisable for 76,562 shares.

(7) Includes 146,666 shares held by the Gluck 1997 Irrevocable Trust.

(8) Includes options immediately exercisable for 139,062 shares and warrants immediately exercisable for 7,875 shares.

                         DESCRIPTION OF CAPITAL STOCK

   Upon the closing of this offering, our authorized capital stock will consist of 125,000,000 shares of common stock, $.0001 par value, and 10,000,000 shares of preferred stock, $.0001 par value.

Common Stock

   As of March 31, 1999, there were 31,299,560 shares of common stock outstanding that were held of record by approximately 194 stockholders. As of March 31, 1999 there were 2,951,916 shares of common stock subject to outstanding options, 2,375,777 of which were then currently exercisable. There will be 34,299,560 shares of common stock outstanding after giving effect to the sale of the shares of common stock to the public offered hereby, the conversion of our Series A Preferred Stock into common stock on a two-for-one basis, and the conversion of our Series B Preferred Stock and Series C Preferred Stock into common stock on a one-for-one basis. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. In the event of the liquidation, dissolution, or winding up of Scient, the holders of common stock are entitled to share ratably in all assets remaining after payment of our liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued on completion of this offering will be fully paid and nonassessable. See "Dividend Policy."

Preferred Stock

   Upon the closing of this offering, 10,000,000 shares of preferred stock will be authorized, and no shares of preferred stock will be outstanding. The board of directors has the authority to issue the preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions on any series of preferred stock, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Scient without further action by our stockholders and may adversely affect the voting and other rights of the holders of common stock. Any issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We currently do not plan to issue any of the preferred stock.

Anti-Takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law

   Certificate of Incorporation and Bylaws. Our certificate of incorporation, to be effective upon the closing of this offering, provides that the board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification of directors may tend to discourage a party from making a tender offer or otherwise attempting to obtain control of Scient and may maintain the incumbency of the board of directors. The classification of boards of directors has the effect of delaying the time when a party can replace a majority of the incumbent directors thus it generally increases the difficulty of replacing a majority of the directors. Our certificate of incorporation also provides that, effective on the closing of this offering, all stockholder actions must be effected at a duly called meeting and not by a consent in writing. Further, provisions of our bylaws and certificate of incorporation provide that the stockholders may amend the bylaws or certain provisions of our certificate of incorporation only with the affirmative vote of 75% of our outstanding capital stock. These provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Scient. We intended these provisions to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors. The provisions are also meant to discourage transactions that may involve a change of control of Scient. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management. See "Risk Factors--We Have Various Mechanisms in Place to Discourage Takeover Attempts."

   Delaware Takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law which regulates corporate acquisitions. Section 203 prevents Delaware corporations whose securities are listed on the Nasdaq National Market from engaging in a "business combination" with any "interested stockholder" for three years following the date that such stockholder became an "interested stockholder." For purposes of Section 203, a "business combination" includes a merger or consolidation involving Scient and the interested stockholder and the sale of 10% or more of Scient's assets. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of Scient and any entity or person affiliated with or controlling or controlled by such entity or person. A Delaware corporation may "opt out" of Section 203 with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from amendments approved by the holders of at least a majority of the corporation's outstanding voting shares. We have not "opted out" of the provisions of
Section 203.

Registration Rights

   After this offering, the holders of approximately 22,561,126 shares of common stock and rights to acquire common stock, including Eric Greenberg, our Chairman, and the holders of our Series A, Series B and Series C Preferred Stock, will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we proposes to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, such holders are entitled to require us on up to two occasions to file a registration statement under the Securities Act at our expense with respect to their shares of common stock, and we are required to use all reasonable efforts to cause such registration to become effective. Further, holders may require us to file an unlimited number of additional registration statements on Form S-3 at our expense. All of these registration rights terminate four (4) years following the consummation of our initial public offering and are subject to conditions and limitations, including the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration within 180 days following an offering of our securities, including the this offering.

Transfer Agent and Registrar

   The Transfer Agent and Registrar for the common stock is U.S. Stock Transfer Corporation, and its telephone number is (818) 502-1404.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Upon completion of this offering, we will have 34,299,560 shares of common stock outstanding, assuming no exercise of options after March 31, 1999. Of the 3,000,000 shares which are offered hereby, at least 2,557,099 shares will be available for immediate sale in the public market as of the date of this prospectus, up to 252,901 shares will be subject to a 180-day lockup period and up to 190,000 shares will be subject to a one-year lock up period after which they will be available for sale in the public market, subject in some cases to compliance with volume and other limitations of Rule 144. See "Underwriters." Approximately 29,698,911 additional shares will be available for sale in the public market following the expiration of 180-day lockup agreements with representatives of the underwriters, subject in some cases to compliance with the volume and other limitations of Rule 144. Thereafter, 1,600,649 additional shares will remain subject to either a one-year holding period under Rule 144, which will lapse over a period ending on March 16, 2000. The foregoing is summarized in the following table:

  Days after Date of     Approximate Shares
   this Prospectus    Eligible for Future Sale Comment
  ------------------  ------------------------ -------
 On Effectiveness....         2,557,099        Freely tradeable shares sold in
                                               offering
 180 Days............        29,951,812        180 day lock-up expires; shares
                                               salable under Rule 144 or 701
 More than 180 Days..         1,790,649        Restricted securities held for
                                               one year or less; securities
                                               sold in offering but subject to
                                               one-year lock-up

   In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares that does not exceed the greater of:

  . 1% of the number of shares of common stock then outstanding, which will equal approximately 342,996 shares immediately after this offering; or

  . The average weekly trading volume of the common stock on the Nasdaq
    National Market during the four calendar weeks preceding the sale.

Sales under Rule 144 are also subject to manner of sale requirements, and depending on the amount sold, the filing of a Form 144 with respect to the sale.

   Under Rule 144(k), a person, or persons whose shares are aggregated, is entitled to sell his or her shares without regard to the limitations described above if:

  . The person has not been an affiliate of Scient, such as an officer, director of 10%-or-greater stockholder,at any time during the 90 days immediately preceding the sale; and

  . The person has beneficially owned his or her shares for at least two years.

Persons deemed to be affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

   We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to this offering, there has been no public market for the common stock, and there can be no assurance that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered hereby.

   Scient, its directors and executive officers and some other stockholders, including the stockholders purchasing shares in this offering through the exercise of their preemptive rights, have agreed not to sell any common stock without the prior consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus, except that Scient may, without such consent, grant options and sell shares pursuant to its stock plans.

   Any of our employees or consultants who purchased his or her shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of March 31, 1999, the holders of options exercisable into approximately 2,375,777 shares of common stock will be eligible to sell their shares on the expiration of the 180-day lockup period or subject in some cases to vesting of such options.

   We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issued or issuable under our stock plans. We expect to file the registration statement covering shares offered pursuant to the 1997 Stock Plan, the 1999 Equity Incentive Plan and the 1999 Employee Stock Purchase Plan within 180 days after the date of this prospectus, thus permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act.

   In addition, after this offering, the holders of approximately 21,136,126 shares of common stock will be entitled to rights with respect to registration of such shares under the Securities Act. Registration of such shares under the Securities Act would result in such shares, except for shares purchased by affiliates of Scient, becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of such registration. See "Description of Capital Stock--Registration Rights."

                                 UNDERWRITERS

   Under the terms and subject to the conditions contained in the underwriting agreement dated the date hereof, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Hambrecht & Quist LLC and Thomas Weisel Partners LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, an aggregate of 3,000,000 shares of common stock. The number of shares of common stock that each underwriter has agreed to purchase is set forth opposite its name below:

                                                                       Number of
   Name                                                                 Shares
   ----                                                                ---------
   Morgan Stanley & Co. Incorporated..................................
   Hambrecht & Quist LLC..............................................
   Thomas Weisel Partners LLC.........................................
                                                                       ---------
   Total.............................................................. 3,000,000
                                                                       =========

   The underwriters are offering the shares subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, other than those covered by the over-allotment option described below, if any such shares are taken. Discover Brokerage Direct Inc., an affiliate of Morgan Stanley & Co. Incorporated and facilitator of Internet distribution, is acting as a selected dealer in connection with the offering.

   The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a
concession not in excess of $    a share under the public offering price. Any
underwriters may allow, and such dealers may reallow, a concession not in
excess of $    a share to other underwriters or to certain other dealers.
After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives of the underwriters.

   Pursuant to the underwriting agreement, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 450,000 additional shares of common stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered hereby. To the extent such option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number set forth next to such underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table.

   At our request, the underwriters have reserved up to 442,901 shares of common stock to be sold in the offering and offered hereby for sale, at the public offering price, to specified parties. Of this total, 190,000 shares and 30,000 shares have been reserved for entities affiliated with Sequoia Capital and Benchmark Capital, respectively, 50,401 shares have been reserved for holders of at least 50,000 shares of our Series C Preferred Stock, other than Sequoia Capital, and 172,500 shares have been reserved for our directors, officers, employees, business associates and related persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.

   We, the directors, officers and certain other of our stockholders have each agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, we will not, directly or indirectly:

  . Offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock (whether such shares or any such securities are then owned by such person or are thereafter acquired directly from us); or

  . Enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock,

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

   The restrictions described in the previous paragraph do not apply to:

  . The sale to the underwriters of the shares of common stock under the underwriting agreement;

  . The issuance by Scient of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus which is described in the prospectus;

  . Transactions by any person other than Scient relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; or

  . Issuances of shares of common stock or options to purchase shares of common stock pursuant to our employee benefit plans that are in existence on the date of the prospectus and consistent with past practices.

   As a condition of purchasing the reserved shares described above, the purchasers of up to 252,901 of these shares will be required to agree not to sell those shares for a period of 180 days after the date of this prospectus, and Sequoia Capital, which may purchase up to 190,000 of these shares, will be required to agree not to sell such shares for one year after the date of this prospectus.

   The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

   We have submitted an application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "SCNT."

   In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

   We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

   In June 1998, we sold shares of our Series B Preferred Stock in a private placement. In this private placement, Morgan Stanley Dean Witter Equity Funding, Inc., or MSDW Equity Funding, purchased 393,700 shares of Series B Preferred Stock, which are convertible into 393,700 shares of common stock (subject to adjustment), for $2,449,995, or $6.35 per share. MSDW Equity Funding purchased these shares on the same terms as the other investors in the private placement. Morgan Stanley & Co. Incorporated, one of the underwriters in this offering, and MSDW Equity Funding are both wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-manager on 20 filed public offerings of equity securities, of which seven have been completed, and has acted as a syndicate member in an additional 10 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

Pricing of the Offering

   Prior to this offering, there has been no public market for our common stock. Consequently, the public offering price for the shares of common stock will be determined by negotiations between Scient and the representatives of the underwriters. Among the factors considered in determining the public offering price were our record of operations, our current financial position and future prospects, the experience of our management, sales, earnings and certain of our other financial and operating information in recent periods, the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

                                 LEGAL MATTERS

   The validity of the issuance of the common stock offered hereby will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California. Members of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP participating in the consideration of legal matters relating to the common stock offered hereby are the beneficial owners of 13,825 shares of our Series C Preferred Stock. Legal matters in connection with this offering will be passed upon for the underwriters by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

                                    EXPERTS

   The financial statements as of March 31, 1998 and March 31, 1999, and for the period from November 7, 1997 through March 31, 1998 and the year ended March 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION

   We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to us and such common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from such office after payment of fees prescribed by the Commission. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the Commission. The address of the site is http://www.sec.gov.

                               SCIENT CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
Report of Independent Accountants.......................................... F-2
Balance Sheet.............................................................. F-3
Statement of Operations.................................................... F-4
Statement of Stockholders' Equity.......................................... F-5
Statement of Cash Flows.................................................... F-6
Notes to Financial Statements.............................................. F-7

                       Report of Independent Accountants

To the Board of Directors and Stockholders of Scient Corporation

   In our opinion, the accompanying balance sheet and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Scient Corporation at March 31, 1998 and 1999, and the results of its operations and its cash flows for the period from November 7, 1997 (Inception) through March 31, 1998 and for the year ended March 31, 1999 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP
San Jose, California
April 26, 1999

                               SCIENT CORPORATION

                                 BALANCE SHEET
                    (in thousands, except per share amounts)

                                                                     Pro Forma
                                                                   Stockholders'
                                                                     Equity at
                                              March 31, March 31,    March 31,
                                                1998      1999         1999
                                              --------- ---------  -------------
                                                                    (unaudited)
ASSETS
Current assets
 Cash and cash equivalents...................  $ 3,301  $ 11,261
 Short-term investments......................      --     16,868
 Restricted cash.............................      100       --
 Accounts receivable, net....................      155     6,141
 Prepaid expenses and other current assets...      137       864
                                               -------  --------
  Total current assets.......................    3,693    35,134
Notes receivable.............................      --        160
Property and equipment, net..................      322     3,410
Other assets.................................      210       108
                                               -------  --------
                                               $ 4,225  $ 38,812
                                               =======  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
 Bank borrowings, current....................  $   --   $    413
 Accounts payable............................      351       832
 Accrued expenses............................       32     4,632
 Deferred revenue............................      --        524
 Capital lease obligations, current..........       11       625
                                               -------  --------
  Total current liabilities..................      394     7,026
Bank borrowings, long-term...................      --      1,129
Capital lease obligations, long-term.........       26       680
                                               -------  --------
                                                   420     8,835
                                               -------  --------
Commitments (Note 5)
Stockholders' equity
 Convertible Preferred Stock; issuable in
  series, $.0001 par value; 11,500 shares
  authorized; 5,333 and 9,012 actual shares
  issued and outstanding, respectively;
  10,000 shares authorized; no shares issued
  and outstanding, pro forma.................        1         1     $    --
 Common Stock: $.0001 par value; 40,000
  shares authorized; 10,934 and 16,567 shares
  issued and outstanding, respectively;
  125,000 shares authorized; 31,300 issued
  and outstanding, pro forma.................        1         2            3
 Additional paid-in capital..................    6,497    70,056       70,056
 Unearned compensation.......................   (1,535)  (27,222)     (27,222)
 Accumulated deficit.........................   (1,159)  (12,860)     (12,860)
                                               -------  --------     --------
  Total stockholders' equity.................    3,805    29,977     $ 29,977
                                               -------  --------     ========
                                               $ 4,225  $ 38,812
                                               =======  ========

   The accompanying notes are an integral part of these financial statements.

                               SCIENT CORPORATION

                            STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                                          November 7,
                                                             1997
                                                          (Inception)   Year
                                                            through     Ended
                                                           March 31,  March 31,
                                                             1998       1999
                                                          ----------- ---------
Revenues.................................................   $   179   $ 20,675
Operating expenses:
 Professional services...................................       102     10,028
 Selling, general and administrative.....................     1,228     15,315
 Stock compensation......................................        64      7,679
                                                            -------   --------
Total operating expenses.................................     1,394     33,022
                                                            -------   --------
Loss from operations.....................................    (1,215)   (12,347)
Interest income, net.....................................        56        646
                                                            -------   --------
Net loss.................................................   $(1,159)  $(11,701)
                                                            =======   ========
Net loss per share:
 Basic and diluted.......................................   $  (.19)  $  (1.77)
                                                            =======   ========
 Weighted average shares.................................     5,947      6,599
                                                            =======   ========
Pro forma net loss per share:
 Basic and diluted (unaudited)...........................             $   (.56)
                                                                      ========
 Weighted average shares (unaudited).....................               20,836
                                                                      ========


   The accompanying notes are an integral part of these financial statements.

                               SCIENT CORPORATION

                       STATEMENT OF STOCKHOLDERS' EQUITY
                    (in thousands, except per share amounts)

                           Convertible
                            Preferred
                              Stock     Common Stock
                          ------------- -------------
                                                      Additional    Stock                                  Total
                                                       Paid-in   Subscription   Unearned   Accumulated Stockholders'
                          Shares Amount Shares Amount  Capital    Receivable  Compensation   Deficit      Equity
                          ------ ------ ------ ------ ---------- ------------ ------------ ----------- -------------
Issuance of Common Stock
 to founder.............     --  $ --    8,534 $ --    $    --      $ --        $    --     $    --      $    --
Issuance of Series A
 Convertible Preferred
 Stock, net of issuance
 cost of $20............   5,333     1     --    --       4,779       --             --          --         4,780
Unearned compensation...     --    --      --    --       1,599       --          (1,599)        --           --
Amortization of unearned
 compensation...........     --    --      --    --         --        --              64         --            64
Exercise of Common Stock
 options................     --    --    2,400     1        119       --             --          --           120
Net loss................     --    --      --    --         --        --             --       (1,159)      (1,159)
                          ------ -----  ------ -----   --------     -----       --------    --------     --------
Balance at March 31,
 1998...................   5,333     1  10,934     1      6,497       --          (1,535)     (1,159)       3,805
Issuance of Series A
 Convertible Preferred
 Stock..................     950   --      --    --       1,425      (873)           --          --           552
Issuance of Series B
 Convertible Preferred
 Stock, net of issuance
 cost of $38............   2,240   --      --    --      14,189       --             --          --        14,189
Issuance of Series C
 Convertible Preferred
 Stock, net of issuance
 cost of $54............   1,051   --      --    --      11,346       --             --          --        11,346
Repurchase of Series A
 Convertible Preferred
 Stock by cancelling the
 stock subscription
 receivable.............   (562)   --      --    --        (844)      873            --          --            29
Unearned compensation...     --    --      --    --      33,366       --         (33,366)        --           --
Amortization of unearned
 compensation...........     --    --      --    --         --        --           7,679         --         7,679
Exercise of Common Stock
 options and warrants,
 net....................     --    --    5,633     1      4,077       --             --          --         4,078
Net loss................     --    --      --    --         --        --             --      (11,701)     (11,701)
                          ------ -----  ------ -----   --------     -----       --------    --------     --------
Balance at March 31,
 1999...................   9,012 $   1  16,567 $   2   $ 70,056     $ --        $(27,222)   $(12,860)    $ 29,977
                          ====== =====  ====== =====   ========     =====       ========    ========     ========


   The accompanying notes are an integral part of these financial statements.

                               SCIENT CORPORATION

                            STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                          November 7,
                                                             1997
                                                          (Inception)   Year
                                                            through     Ended
                                                           March 31,  March 31,
                                                             1998       1999
                                                          ----------- ---------
Cash flows from operating activities:
 Net loss................................................   $(1,159)  $(11,701)
 Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation and amortization..........................        12        622
  Provision for doubtful accounts........................       --         200
  Amortization of unearned compensation..................        64      7,679
  Changes in current assets and liabilities:
    Accounts receivable..................................      (155)    (6,186)
    Notes receivable.....................................       --        (160)
    Prepaid expenses and other current assets............      (137)      (727)
    Other assets.........................................      (210)       103
    Accounts payable.....................................       351        481
    Accrued expenses.....................................        32      4,600
    Deferred revenue.....................................       --         524
                                                            -------   --------
     Net cash used in operating activities...............    (1,202)    (4,565)
                                                            -------   --------
Cash flows from investing activities:
 Purchase of property and equipment, net.................      (297)    (2,360)
 Purchase of short-term investments......................       --     (16,868)
                                                            -------   --------
     Net cash used in investing activities...............      (297)   (19,228)
                                                            -------   --------
Cash flows from financing activities:
 Proceeds from bank borrowing............................       --       1,542
 Proceeds from Convertible Preferred Stock, net..........     4,780     26,116
 Proceeds from exercise of Common Stock options and
  warrants, net..........................................       120      4,077
 Principal payments on capital lease obligations.........       --         (82)
 Restricted cash.........................................      (100)       100
                                                            -------   --------
     Net cash provided by financing activities...........     4,800     31,753
                                                            -------   --------
Increase in cash and cash equivalents....................     3,301      7,960
Cash and cash equivalents at beginning of period.........       --       3,301
                                                            -------   --------
Cash and cash equivalents at end of period...............   $ 3,301   $ 11,261
                                                            =======   ========
Supplemental cash flow information:
 Cash paid for interest..................................   $     1   $     85
                                                            =======   ========
Supplemental non-cash financing activity:
 Property and equipment acquired under capital leases....   $    37   $  1,350
                                                            =======   ========

   The accompanying notes are an integral part of these financial statements.

                              SCIENT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

   The Company

   Scient Corporation (the "Company") was incorporated in California on November 7, 1997. The Company is a leading provider of a new category of professional services called eBusiness systems innovation. As an eBusiness systems innovator, the Company provides integrated eBusiness strategy and technology implementation services to clients who are creating eBusinesses or are rethinking or expanding their existing businesses to integrate eBusiness capabilities. These services include strategy consulting, customer experience design, systems architecture, and application and technology infrastructure development.

   Reincorporation

   In March 1999, the Company's Board of Directors authorized, and in April 1999 the stockholders approved, the reincorporation of the Company in the State of Delaware. Following the reincorporation, the Company is authorized to issue 40,000,000 shares of $.0001 par value Common Stock and 11,500,000 shares of $.0001 par value Preferred Stock. The Board of Directors has the authority to issue the undesignated Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. Share information for the year ended March 31, 1999 has been retroactively adjusted to reflect the reincorporation.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   Revenue Recognition

   The Company derives its revenues from service agreements. Revenues pursuant to time and materials contracts are generally recognized as services are performed. Revenues pursuant to fixed-fee contracts are generally recognized as services are rendered on the percentage-of-completion method of accounting (based on the ratio of costs incurred to total estimated costs). Revenues exclude reimbursable expenses charged to and collected from clients.

   Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, such losses have been insignificant. Unbilled fees and services on contracts are comprised of costs plus fees on certain contracts in excess of contractual billings on such contracts. Advanced billings and billings in excess of costs plus fees are classified as deferred revenue.

   Operating Expenses

   Professional Services. Professional services expenses consist primarily of compensation and benefits of the Company's employees engaged in the delivery of professional services.

   Stock Compensation. The Company amortizes unearned compensation recorded in connection with certain stock option grants over the vesting periods of the related options.

   Cash, Cash Equivalents and Restricted Cash

   The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                              SCIENT CORPORATION

1. The Company and Summary of Significant Accounting Policies (continued)


   During 1998, in accordance with the terms of a credit arrangement, the Company purchased a certificate of deposit for $100,000. The use of this cash was restricted at March 31, 1998 and such restriction has lapsed. The fair value of the certificate of deposit approximated cost at March 31, 1998.

   Short-Term Investments

   The Company considers all investments with maturities of less than one year as of March 31, 1999 to be short-term investments. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company has categorized its marketable securities as "available-for-sale." At March 31, 1999, amortized cost approximated fair value and unrealized gains and losses were insignificant.

   The portfolio of short-term investments (including cash and cash equivalents) consisted of the following:

                                                                       March 31,
                                                                         1999
                                                                       ---------
     Cash.............................................................  $ 2,251
     Commercial paper.................................................    5,956
     Government securities............................................   10,582
     Foreign securities...............................................    3,176
     Term notes.......................................................    6,164
                                                                        -------
                                                                        $28,129
                                                                        =======

   Concentration of Credit Risk

   Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents are deposited with high credit quality financial institutions. The Company's accounts receivable are derived from revenue earned from clients located in the U.S. The Company performs ongoing credit evaluations of its clients' financial condition and generally requires no collateral from its clients. To date, the Company has not experienced any material losses.

   The following table summarizes the revenue from clients in excess of 10% of total revenues:

                                                          November 7,
                                                             1997
                                                          (Inception)
                                                            through   Year Ended
                                                           March 31,  March 31,
                                                             1998        1999
                                                          ----------- ----------
     Company A...........................................      60%         7%
     Company B...........................................      35          3
     Company C...........................................      --         13
     Company D...........................................      --         11
     Company E...........................................      --         11

   At March 31, 1998, Company A and B accounted for 54% and 40% of accounts receivable, respectively. At March 31, 1999, three clients represented 31%, 21% and 12% of accounts receivable.

                              SCIENT CORPORATION

1. The Company and Summary of Significant Accounting Policies (continued)


   Fair Value of Financial Instruments

   The Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, debt and capital lease obligations, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments.

   Property and Equipment

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is generally computed using the straight-line method ranging from eighteen months to five years for computer equipment and software and furniture and fixtures, which is deemed to be the estimated useful lives of the assets. Leasehold improvements and assets held under capital leases are amortized over the term of the lease or estimated useful lives, whichever is shorter.

   Stock Compensation

   The Company accounts for employee stock compensation arrangements in accordance with provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the fair value of the Company's stock and the exercise price.

   Income Taxes

   Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets are based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated.

   Pro Forma Stockholders' Equity (Unaudited)

   Effective upon the closing of this offering, the outstanding shares of Series A, Series B and Series C Convertible Preferred Stock will automatically convert into approximately 11,442,000, 2,240,000 and 1,051,000 shares, respectively, of Common Stock. Also effective upon the closing of this offering 125,000,000 shares of Common Stock and 10,000,000 shares of undesignated Convertible Preferred Stock will be authorized. The pro forma effects of these transactions are unaudited and have been reflected in the accompanying pro forma Stockholders' Equity at March 31, 1999.

   Net Loss Per Share

   The Company computes net loss per share in accordance with SFAS No. 128, "Earnings per Share," and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS No. 128 and SAB 98, basic and diluted net loss per share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of Common Stock outstanding during the period. The calculation of diluted net loss per share excludes potential common shares if the effect is antidilutive. Potential common shares are composed of Common Stock subject to repurchase rights and incremental shares of Common

                              SCIENT CORPORATION

1. The Company and Summary of Significant Accounting Policies (continued)

Stock issuable upon the exercise of stock options and warrants and upon conversion of Series A, B and C Convertible Preferred Stock.

   The following table sets forth the computation of basic and dilutive net loss per share for the periods indicated (in thousands, except per share amounts):

                                                        November 7,
                                                           1997
                                                        (Inception)
                                                          through   Year Ended
                                                         March 31,  March 31,
                                                           1998        1999
                                                        ----------- ----------
   Numerator
    Net loss...........................................   $(1,159)   $(11,701)
                                                          =======    ========
   Denominator
    Weighted average shares............................     8,533      13,375
    Weighted average unvested common shares subject to
     repurchase........................................    (2,586)     (6,776)
                                                          -------    --------
    Denominator for basic and diluted calculation......     5,947       6,599
                                                          =======    ========
   Net loss per share:
    Basic and diluted .................................   $  (.19)   $  (1.77)
                                                          =======    ========

   The following table sets forth common stock equivalents that are not included in the diluted net income per share calculation above because to do so would be antidilutive for the periods indicated:

                                                         November 7,
                                                            1997
                                                         (Inception)
                                                           through   Year Ended
                                                          March 31,  March 31,
                                                            1998        1999
                                                         ----------- ----------
Weighted average effect of common stock equivalents:
 Series A Convertible Preferred Stock...................    8,680      12,300
 Series B Convertible Preferred Stock...................      --        1,811
 Series C Convertible Preferred Stock...................      --          127
 Common Stock warrants..................................       15          63
 Unvested common shares subject to repurchase...........    2,586       6,776
 Employee Stock Options.................................      972       2,351
                                                           ------      ------
                                                           12,253      23,428
                                                           ======      ======

   Pro Forma Net Loss Per Share (Unaudited)

   Pro forma net loss per share for the year ended March 31, 1999 is computed using the weighted average number of common shares outstanding, including the conversion of the Company's Series A, Series B and Series C Convertible Preferred Stock into shares of the Company's Common Stock effective upon the closing of the Company's initial public offering, as if such change in conversion rate and conversion occurred on April 1, 1998 or at the date of original issuance, if later. The resulting pro forma adjustment includes an increase in the

                              SCIENT CORPORATION

1. The Company and Summary of Significant Accounting Policies (continued)

weighted average shares used to compute basic and diluted net loss per share of 14,238,000 for the year ended March 31, 1999. The calculation of diluted net loss per share excludes potential common shares as the effect would be antidilutive. Pro forma potential common shares are composed of Common Stock subject to repurchase rights and incremental common shares issuable upon the exercise of stock options and warrants.

   Comprehensive Income

   Effective March 1, 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements. Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. To date, the Company has not had any significant transactions that are required to be reported in comprehensive income.

   Segment Information

   Effective March 1, 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company identifies its operating segments based on business activities, management responsibility and geographical location. During the period from November 7, 1997 (inception) through March 31, 1998 and the year ended March 31, 1999, the Company operated in a single business segment providing eBusiness professional services, primarily in the United States. Through March 31, 1999, foreign operations have not been significant in either revenue or investment in long-lived assets.

   Reclassifications

   Certain prior year amounts have been reclassified to conform to the current year presentation.

   Recent Accounting Pronouncements

   In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Cost of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 is effective for financial statements for years beginning after December 15, 1998. SOP 98-1 provides guidance over accounting for computer software developed or obtained for internal use including the requirement to capitalize specified costs and amortization of such costs. The Company will adopt the provisions of SOP 98-1 in its fiscal year ending March 31, 2000, and does not expect such adoption to have a material effect on the Company's financial statements.

   In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS 133"). SFAS 133 is effective for all fiscal quarters beginning with the quarter ending June 30, 2000. SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company will adopt SFAS 133 in its quarter ending June 30, 2000 and does not expect such adoption to have an impact on the Company's results of operations, financial position or cash flows.

                              SCIENT CORPORATION

2. Balance Sheet Components

                                                             March 31, March 31,
                                                               1998      1999
                                                             --------- ---------
                                                               (in thousands)
   Accounts receivable:
    Accounts receivable.....................................  $   83    $ 3,701
    Unbilled fees and services..............................      72      2,640
                                                              ------    -------
                                                                 155      6,341
    Less allowance for doubtful accounts....................   ( -- )      (200)
                                                              ------    -------
                                                              $  155    $ 6,141
                                                              ======    =======
   Property and equipment, net:
    Computer equipment and software.........................  $  278    $ 1,775
    Equipment under capital leases..........................      37      1,387
    Furniture and fixtures..................................      19        524
    Leasehold improvements..................................     --         358
                                                              ------    -------
                                                                 334      4,044
    Less accumulated depreciation and amortization..........     (12)      (634)
                                                              ------    -------
                                                              $  322    $ 3,410
                                                              ======    =======

   Depreciation expense from inception through March 31, 1998 and for the year ended March 31, 1999 was $12,000 and $552,000, respectively. Accumulated depreciation of assets under capital leases totaled $70,000 at March 31, 1999.
The equipment under capital leases collaterizes the related lease obligations.

                                                             March 31, March 31,
                                                               1998      1999
                                                             --------- ---------
                                                               (in thousands)
   Accrued expenses:
    Accrued compensation and benefits.......................  $   32    $ 2,554
    Professional expenses...................................     --         735
    Purchased software......................................     --         750
    Other...................................................     --         593
                                                              ------    -------
                                                              $   32    $ 4,632
                                                              ======    =======

3. Income Taxes

   At March 31, 1998 and 1999, the Company had approximately $1,069,000 and $4,575,000, respectively, of federal and state net operating loss carryforwards available to offset future taxable income which expire in varying amounts beginning in 2018 and 2006, respectively. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period.

   The Company has incurred losses from inception through March 31, 1998 and for the year ended March 31, 1999. Management believes that, based on the history of such losses and other factors, the weight of available evidence indicates that it is more likely than not that the Company will not be able to realize its deferred tax assets and thus a full valuation reserve has been recorded at March 31, 1998 and March 31, 1999.

                              SCIENT CORPORATION

3. Income Taxes (continued)

   Deferred tax assets and liabilities consist of the following:

                                                             March 31, March 31,
                                                               1998      1999
                                                             --------- ---------
                                                               (in thousands)
   Deferred tax assets:
    Net operating loss carryforwards........................   $ 439    $1,877
    Accruals and reserves...................................       7       123
                                                               -----    ------
                                                                 446     2,000
    Less valuation allowance................................    (446)   (2,000)
                                                               -----    ------
                                                               $ --     $  --
                                                               =====    ======

4. Borrowings

   In May 1998, the Company entered into a $1,400,000 equipment lease line and a $1,000,000 line of credit under a Loan and Security Agreement. The equipment line draw down expires in May 1999. Interest will accrue from the date of each draw down at a rate of one percent plus prime per annum (8.8% at March 31, 1999) and is payable monthly through May 15, 1999. Equipment draw downs that are outstanding on May 15, 1999 are payable in 36 equal monthly principal installments, plus all accrued interest, beginning on June 15, 1999. The line of credit expires in November 1999 and charges interest at a rate of one-half percent plus prime per annum (8.3% at March 31, 1999). The assets of the Company are pledged as collateral for the Company's credit facilities.

   In August 1998, the Company amended the Loan and Security Agreement to add a second $1,400,000 equipment lease line and increased the line of credit to $2,000,000. The second equipment lease line draw down expires in September 1999. Interest accrual and payment terms are similar to the terms of the first equipment lease line.

   At March 31, 1999, the Company had $1,542,000 outstanding under the equipment lease line. Under the lines of credit, the Company is required to maintain certain financial covenants. At March 31, 1999, the Company was in compliance with all such covenants.

5. Commitments

  Leases

   The Company leases office space and equipment under noncancelable operating and capital leases with various expiration dates through 2010. Rent expense from inception through March 31, 1998 and for the year ended March 31, 1999 was $72,000 and $1,156,000, respectively. There was no sublease income for the period from inception through March 31, 1998 and sublease income for the year ended March 31, 1999 was $181,000. The terms of the facility leases provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has recognized prepaid expense for rent expenditures not incurred but paid.

                              SCIENT CORPORATION

5. Commitments (continued)

   Future minimum lease payments, (excluding future minimum sublease income of $397,000), under noncancelable operating and capital leases at March 31, 1999 are as follows:

   Year Ended                                                  Capital Operating
   March 31,                                                   Leases   Leases
   ----------                                                  ------- ---------
                                                                (in thousands)
   2000....................................................... $  713   $ 2,285
   2001.......................................................    656     2,457
   2002.......................................................     29     1,277
   2003.......................................................     22     1,176
   2004.......................................................      9     1,212
   Thereafter.................................................    --      7,157
                                                               ------   -------
   Total minimum lease payments...............................  1,429   $15,564
                                                                        =======
   Less amount representing interest..........................    124
                                                               ------
   Present value of capital lease obligations.................  1,305
   Less current portion.......................................    625
                                                               ------
     Capital lease obligations, long-term..................... $  680
                                                               ======

  Letter of Credit

   At March 31, 1999, the Company maintained a $400,000 letter of credit to secure the lease deposit on one of its office facilities. The letter of credit expires October 1999 at which time a new letter of credit will automatically be issued at $300,000 which expires May 2001. The Company also maintained a $250,000 letter of credit to secure the lease deposit on another one of its office facilities. The letter of credit expires October 2003. The Company maintained a $300,000 letter of credit to secure one of its capital leases. The letter of credit expires March 31, 2000. The letters of credit are secured by the line of credit.

  Contingencies

   From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues contingent liabilities when it is probable that future expenditures will be made and such expenditures can be reasonably estimated. In the opinion of management, there are no pending claims of which the outcome is expected to result in a material adverse effect in the financial position or results of operations of the Company.

6. Convertible Preferred Stock

   Convertible Preferred Stock at March 31, 1999 consists of the following, (in thousands):

                                                                        Proceeds
                                 Shares                     Liquidation  Net of
                         ---------------------- Liquidation Amount Per  Issuance
   Series                Authorized Outstanding   Amount       Share     Costs
   ------                ---------- ----------- ----------- ----------- --------
   A...................     6,283      5,721      $ 5,149     $  .90    $ 5,360
   B...................     2,241      2,240       14,224       6.35     14,189
   C...................     1,382      1,051       11,403      10.85     11,346
   Undesignated........     1,594        --           --                    --
                           ------      -----      -------               -------
   Total...............    11,500      9,012      $30,776               $30,895
                           ======      =====      =======               =======

                              SCIENT CORPORATION

6. Convertible Preferred Stock (continued)


   The holders of Series A, B and C Convertible Preferred Stock ("Convertible Preferred") have various rights and preferences as follows:

   Voting

   Each share of Convertible Preferred has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock. Series A, voting together as a separate class, is entitled to elect two Directors to the Board as long as 750,000 shares originally issued are outstanding at each annual election. The holders of outstanding Common Stock, voting together as a separate class, are entitled to elect two Directors. Convertible Preferred (on an as-converted basis) and Common Stock are entitled to elect any remaining Directors together as a single class.

   Dividends

   Holders of Series A, B and C Convertible Preferred Stock are entitled to receive noncumulative dividends at the per annum rate of $.072, $.508 and $.868 per share, respectively, or if greater, an amount equal to that paid on any other shares when and if declared by the Board of Directors. No dividends on Convertible Preferred or Common Stock have been declared by the Board from inception through March 31, 1999.

   Liquidation

   In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the beneficial owners of the Company's Common Stock and Convertible Preferred own less than 50% of the resulting voting power of the surviving entity, the holders of Series C Convertible Preferred Stock are entitled to receive an amount of $10.85 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A and B Convertible Preferred Stock. The holders of Series B Convertible Preferred Stock are entitled to receive an amount of $6.35, per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Series A Convertible Preferred Stock. The holders of Series A Convertible Preferred Stock are entitled to receive an amount of $.90 per share, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. The remaining assets, if any, shall be distributed to the holders of Common Stock.

   Conversion

   Each share of Convertible Preferred Stock is convertible, at the option of the holder, according to a conversion ratio, subject to adjustment for dilution. The initial conversion ratio per share for Series A Convertible Preferred Stock is two shares of common for one share of Convertible Preferred Stock, and for Series B and C Convertible Preferred Stock is one share of common for one share of Convertible Preferred Stock. Each share of Series A and B Convertible Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio upon the closing of a public offering of Common Stock at a per share price of at least $12.70 per share with gross proceeds of at least $15,000,000. Each share of Series C Convertible Preferred Stock automatically converts into the number of shares of Common Stock into which such shares are convertible at the then effective conversion ratio, the closing of a public offering of Common Stock at a per share price of at least $10.85 per share with gross proceeds of at least $15,000,000. In addition, each share of Convertible Preferred Stock shall automatically convert into shares of Common Stock upon either (1) a firm commitment underwritten public offering of the Company's Common Stock approved by all Convertible Preferred Stock voting together as a single class or (2) upon the vote of Convertible Preferred Stock as a single class and the vote of Series C Convertible Preferred Stock voting as a separate class.

                              SCIENT CORPORATION

6. Convertible Preferred Stock (continued)


   Stock Subscription Receivable

   In May 1998, the Company entered into a full-recourse note receivable (the "Note") with a Director of the Company for approximately $844,000 bearing interest at 5.5% per annum with principal and accrued interest payable annually over three years. The Note was secured by Convertible Preferred Stock. In October 1998, the Company entered into a Stock Restriction Agreement with the Director that provided the Company the right to repurchase of the Convertible Preferred Stock purchased with the Note upon the Director's resignation upon certain criteria. In March 1999, upon the Director's resignation, the Company repurchased the 562,500 shares of Convertible Preferred Stock at $1.50 per share, the original issuance price, by canceling the note receivable.

   Transactions with Entities Related to Director

   A director of the Company, who is also a shareholder of the Company, is also a director and shareholder of four clients for which the Company recognized $3,695,000 in revenue for the year ended March 31, 1999. The terms and conditions of such transactions were normal and customary. No revenue was recognized for those clients during the period from inception through March 31, 1998.

   In addition, such director and another director of the Company hold equity interests exceeding ten percent of the total outstanding equity of several of the Company's clients.

7. Common Stock

   The Company's Certificate of Incorporation, as amended, authorize the Company to issue 40,000,000 shares of $.0001 par value Common Stock. A portion of the shares sold are subject to the right of repurchase by the Company subject to vesting, which is generally over a four year period from the employee hire date until vesting is complete. At March 31, 1998 and 1999, there were 2,400,000 and 6,866,000 shares subject to repurchase, respectively.

   Founder Stock Agreement

   Certain Common Stock was issued to the founder of the Company and is subject to repurchase in the event of voluntary termination or involuntary termination with cause. 75% of the shares vested over a one-year period. The remaining 25% generally vest over an additional three-year period. In the event of termination without cause, a substantial sale of the Company's assets, or a merger, all remaining shares would immediately vest. At March 31, 1998 and 1999, approximately 2,587,000 and 1,544,000 shares, respectively, of outstanding Common Stock were subject to repurchase by the Company at the original purchase price of $.00005.

  Employee Loan

   At March 31, 1999, the Company had a full-recourse note receivable with an employee of the Company for $160,000 bearing interest at 4.64% per annum. Interest is payable annually over the next two years on the anniversary date of the note. The principal is due on January 28, 2001. The note is secured by the Company's Common Stock.

   Warrants for Common Stock

   In March 1998, the Company issued a warrant to purchase 80,000 shares of Common Stock for $.10 per share to a company affiliated with a member of the Board of Directors of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. In September 1998, the warrant was exercised.

                              SCIENT CORPORATION

7. Common Stock (continued)


   In May 1998, the Company issued a warrant to purchase 25,000 shares of Common Stock for $.25 per share to a non-employee of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. Such warrant is outstanding at March 31, 1999 and expires in 2003.

   In January 1999, the Company issued a warrant to purchase 7,875 shares of Common Stock for $.75 per share to a company affiliated with a member of the Board of Directors of the Company in exchange for services rendered. The Company, using the Black-Scholes option pricing model, determined that the fair value of the warrant at the date of issuance was nominal. Such warrant is outstanding at March 31, 1999 and expires in 2004.

   At March 31, 1999, the Company had reserved shares of Common Stock for future issuance as follows (in thousands):

                                                                       March 31,
                                                                         1999
                                                                       ---------
   Conversion of Series A.............................................  11,442
   Conversion of Series B.............................................   2,240
   Conversion of Series C.............................................   1,051
   Exercise of options under the 1997 Stock Option Plan...............  13,430
   Exercise of outstanding warrants...................................      33
   Undesignated.......................................................  11,804
                                                                        ------
                                                                        40,000
                                                                        ======

   Stock Split

   In April 1998, the Company approved a 2-for-1 stock split of Common Stock. Share information for the period ended March 31, 1998 has been retroactively adjusted to reflect the stock split.

8. Employee Benefit Plans

   401(k) Savings Plan

   The Company has a savings plan (the "Savings Plan") that qualifies as a defined contribution arrangement under Section 401(a), 401(k) and 501(a) of the Internal Revenue Code. Under the Savings Plan, participating employees may defer a percentage (not to exceed 25%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. All employees on the United States payroll of the Company are eligible to participate in the Plan. The Company will determine its contributions, if any, based on its current profits and/or retained earnings; however, no contributions have been made since the inception of the Savings Plan.

  1999 Equity Incentive Plan

   In March 1999, effective upon the closing of this offer, the Board of Directors adopted and the stockholders approved, the 1999 Equity Incentive Plan (the "Plan") and reserved 1,200,000 shares plus the aggregate number of shares available under the 1997 Stock Option Plan of Common Stock for issuance thereunder. In January 2000, and every year thereafter, shares reserved for issuance will automatically increase by a number equal to the lesser of 8% of the total number of Common Stock outstanding or 5,000,000 shares. The Plan authorized the award of options, restricted stock awards and stock bonuses (the "Award"). No person will be eligible to receive more than 1,000,000 shares in any calendar year pursuant to Awards under the Plan other than a new employee of the Company who will be eligible to receive no more than 2,000,000 shares in the

                              SCIENT CORPORATION

8. Employee Benefit Plans (continued)

calendar year in which such employee commences employment. Options granted under the Plan may be either incentive stock options ("ISO") or nonqualified stock options ("NSO"). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, outside directors, and consultants of the Company.

   Options under the Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO may not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder may not be less than 110% of the estimated fair value of the shares on the date of grant. The maximum term of options granted under the 1999 Plan is ten years.

   1997 Stock Option Plan

   In December 1997, the Company adopted the Scient Corporation 1997 Stock Option Plan (the "Plan"). The Plan provides for the granting of stock options to employees, outside directors, and consultants of the Company. Options granted under the Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted only to Company employees (including officers and directors who are also employees). Nonqualified stock options ("NSO") may be granted to Company employees and consultants. The Company has reserved 13,430,000 shares of Common Stock for issuance under the Plan.

   The Plan provides that the options shall be exercisable over a period not to exceed ten years from the date of the grant; however, in the case of an ISO granted to a person owning more than 10% of the combined voting power of all classes of the stock of the Company, the term of the option will be five years from the date of the grant.

   In accordance with the Plan, the stated exercise price shall not be less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that (i) the exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively.

   Options are generally exercisable immediately and are subject to repurchase by the Company, with the repurchase restriction lapsing at such times and under such conditions as determined by the Board of Directors. Options granted to date generally vest with respect to 25% of the options after one year from date of grant, with the remaining options vesting in equal monthly installments over the following 36 months.

                              SCIENT CORPORATION

8. Employee Benefit Plans (continued)


   The following summarizes stock option activity under the Plan (in thousands, except per share amounts):

                                                        Options Outstanding
                                                     --------------------------
                                            Options                 Weighted
                                           Available Outstanding    Average
                                           for Grant   Shares    Exercise Price
                                           --------- ----------- --------------
    Shares authorized.....................   4,800        --         $  --
    Options granted below fair value......  (3,582)     3,582           .05
    Options exercised.....................     --      (2,400)          .05
    Options canceled......................     --         --            --
                                            ------     ------
   Balance at March 31, 1998..............   1,218      1,182           .05
                                            ------     ------
    Shares authorized.....................   8,630                      --
    Options granted below fair value......  (7,918)     7,918          1.53
    Options exercised.....................     --      (5,696)          .71
    Options canceled......................     452       (452)          .21
    Unvested shares repurchased...........     143        --            .05
                                            ------     ------
   Balance at March 31, 1999..............   2,525      2,952        $ 2.71
                                            ======     ======

   The minimum value of options granted from inception through March 31, 1998 and year ended March 31, 1999 was $.012 and $.962, respectively.

   The following table summarizes the information about stock options outstanding and exercisable at March 31, 1999 (in thousands, except per share amounts):

                                                        Options Vested and
                            Options Outstanding            Exercisable
                      -------------------------------- --------------------
                                   Weighted
                                    Average   Weighted   Number    Weighted
                                   Remaining  Average    Vested    Average
        Range of        Number    Contractual Exercise     and     Exercise
     Exercise Price   Outstanding    Life      Price   Outstanding  Price
     --------------   ----------- ----------- -------- ----------- --------
     $   .05-.25           229     9.20 years  $ .08        31      $ .05
     $       .65           780     9.57 years  $ .65       --       $ --
     $ 1.10-1.60         1,333     9.98 years  $1.55        13      $1.60
     $6.50-10.00           610    10.20 years  $8.88       --       $ --
                         -----                             ---
                         2,952     9.86 years  $2.71        44      $ .50
                         =====                             ===

                              SCIENT CORPORATION

8. Employee Benefit Plans (continued)


   Fair Value Disclosures

   The Company applies the measurement principles of APB No. 25 in accounting for its stock option plan. Had compensation expense for options granted for the period ended March 31, 1998 and the year ended March 31, 1999 been determined based on the fair value at the grant dates as prescribed by SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below.

                                               November 7, 1997
                                              (Inception) through   Year Ended
                                                March 31, 1998    March 31, 1999
                                              ------------------- --------------
   Net loss:
    As reported..............................       $(1,159)         $(11,701)
                                                    =======          ========
    Pro forma................................       $(1,159)         $(12,265)
                                                    =======          ========
   Net loss per share:
    As reported..............................       $  (.19)         $  (1.77)
                                                    =======          ========
    Pro forma................................       $  (.19)         $  (1.86)
                                                    =======          ========


   The Company calculated the minimum fair value of each option grant on the date of grant using the Black-Scholes option pricing model as prescribed by SFAS No. 123 using the following assumptions:

                                               November 7, 1997
                                              (Inception) through   Year Ended
                                                March 31, 1998    March 31, 1999
                                              ------------------- --------------
   Risk-free interest rates..................        5.52%             5.26%
   Expected lives (in years).................           5                 5
   Dividend yield............................           0%                0%
   Expected volatility.......................           0%                0%

   Because the determination of fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding paragraph, the above results may not be representative of future periods.

   Unearned Compensation

   In connection with certain stock option grants from inception through March 31, 1998 and the year ended March 31, 1999, the Company recognized unearned compensation totaling $1,599,000 and $33,366,000, respectively, which is being amortized over the vesting periods, generally four years, of the related options. During the period from inception through March 31, 1999, the weighted average exercise price of 10,905,000 stock options was $1.11 and the weighted average fair value was $4.32. Amortization expense recognized from inception through March 31, 1998 and the year ended March 31, 1999 totaled approximately $64,000 and $7,679,000, respectively. During the period from April 1, 1999 through April 22, 1999, the Company granted options to purchase an aggregate of 335,500 shares of Common Stock at an exercise price of $12 per share, the estimated fair value of Common Stock.

9. Subsequent Events

   Borrowings

   In April 1999, the Company drew down an additional $278,000 under the equipment lease line.

                              SCIENT CORPORATION

9. Subsequent Events (continued)


   Capital Lease Obligations

   In April 1999, the Company entered into a capital lease agreement to purchase furniture and fixtures totaling approximately $116,000. Principal and interest under the capital lease are payable in 60 equal monthly installments.

   Letter of Credit

   In April 1999, the Company maintained an additional letter of credit for approximately $104,000 to secure a lease deposit on one of its office facilities. The letter of credit expires April 2000. The letter of credit is secured by the line of credit.

   1999 Employee Stock Purchase Plan

   In April 1999, the board of directors and stockholders adopted the 1999 Employee Stock Purchase Plan (the "Plan"), which will become effective immediately prior to the effective date of the offering. The Plan reserves 1,000,000 shares of common stock for issuance thereunder. On each May 1 beginning in 2000, the aggregate number of shares reserved for issuance under the Plan will be increased automatically to 1,000,000 shares. Employees generally will be eligible to participate in the Plan if they are customarily employed by the Company for more than 20 hours per week and more than five months in a calendar year and are not (and would not become as a result of being granted an option under the Plan) 5% stockholders of the Company. Under the Plan, eligible employees may select a rate of payroll deduction up to 15% of their W-2 cash compensation subject to certain maximum purchase limitations. The first Offering Period is expected to begin on the first business day on which price quotations for the Company's common stock are available on The Nasdaq National Market. Depending on the effective date, the first Purchase Period may be more or less than six months long. Offering Periods thereafter will begin on May 1 and November 1. Purchases will occur on April 30 and October 31, or the last day of trading prior to these dates. The price at which the common stock is purchased under the Plan is 85% of the lesser of the fair market value of the Company's common stock on the first day of the applicable offering period or on the last day of that purchase period.

   Lease Agreement (unaudited)

   In May 1999, the Company entered into a lease agreement for one of its office facilities. The lease term is from May 1999 through December 2004 with future minimum lease payments totaling $2,819.000.

   Consulting Agreement (unaudited)

   In May 1999, the Company entered into a 24 month consulting agreement with a company for recruiting services. The Company paid $500,000, issued 150,000 shares and granted an option to purchase an additional 50,000 shares at $12.00 per share. The Company, using the Black-Scholes pricing model, will calculate the fair value of the shares and option on the date of issuance and grant, respectively, and will recognize the full value of the agreement over the service period.

   Letter of Credit (unaudited)

   In May 1999, the Company maintained an additional letter of credit for approximately $528,000 to secure future rents on one of its office facilities. The letter of credit expires December 2000. The letter of credit is secured by the line of credit.

                         [Inside Back Cover Art Work]

                              The Scient Approach

  [Schematic of the Scient Approach]

[Text explaining the schematic:

   Scient's methodology delivers eBusiness systems innovation and helps our clients go to market rapidly.

   Scient's strategy is to help our clients leverage and innovate their eBusiness capabilities in an iterative fashion.

                               Scient Innovation

  The Scient Approach

   Scient's approach is a well-defined methodology that has built-in feedback and iteration processes that allow us to improve the services delivered to our clients and to enhance the approach itself.

  Knowledge Management

   To capture, upgrade and refine our intellectual capital--including the Scient Approach--Scient invests in knowledge management processes and systems which are designed to enable us to bring the experiences of our entire company to bear on each client engagement.

  Technology

   Scient's investments in its Innovative Centers, Applied Technology Center and information technology infrastructure are intended to provide the robust foundation required to deliver the full range of expertise and competencies demanded by our clients' eBusiness needs.

  People

   Scient is developing a rich environment--that emphasizes professional development--and a shared culture that we believe helps us attract, train and retain outstanding management, strategic, technical, design, sales, marketing and support professionals of all levels.

                           [Scient Corporation Logo]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fees.

      SEC Registration fee.......................................... $   18,223
      NASD fee......................................................      5,570
      Nasdaq National Market initial listing fee....................     95,000
      Printing and engraving........................................    165,000
      Legal fees and expenses of the Company........................    700,000
      Accounting fees and expenses..................................    300,000
      Blue sky fees and expenses....................................      5,000
      Transfer agent fees...........................................     10,000
      Miscellaneous.................................................    401,207
                                                                     ----------
        Total....................................................... $1,700,000
                                                                     ==========

Item 14. Indemnification of Directors and Officers

   Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933 (the "Act"). Article VII of the Registrant's Bylaws provides for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant's Amended and Restated Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as directors to the Registrant and its stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. The Registrant has entered into Indemnification Agreements with its officers and directors, a form of which is attached as Exhibit 10.1 hereto and incorporated herein by reference. The Indemnification Agreements provide the Registrant's officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. The Registrant maintains liability insurance for its directors and officers. Reference is also made to Section 7 of the underwriting agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of the Registrant against certain liabilities, and
Section 1.10 of the Amended and Restated Investor Rights Agreement contained in Exhibit 4.1 hereto, indemnifying certain of the Company's stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

    (a) Since November 7, 1997 (inception), we have issued and sold the following securities:

    1. In December 1997, we issued and sold an aggregate of 8,533,332 shares of our common stock (which number reflects the two-for-one stock split effected May 8, 1998) to Eric Greenberg, our founder, for aggregate consideration of $427 pursuant to a Restricted Stock Purchase Agreement.

    2. We granted stock options to purchase 11,909,800 shares of our common stock at exercise prices ranging from $.05 to $10.00 per share to employees, consultants, directors and other service providers pursuant to our 1997 Stock Plan.

    3. On December 11, 1997 and May 11, 1998, we issued and sold an aggregate of 12,566,668 shares of our Series A Preferred Stock (which number reflects the two-for-one stock split effected May 8, 1998) for an aggregate purchase price of approximately $6,225,000 to a group of investors pursuant to a stock purchase agreement.

    4. On March 5, 1998, we issued a warrant to purchase 80,000 shares of our common stock (which number reflects the two-for-one stock split effected May 8, 1998) with an exercise price of $.10 per share to Ramsey/Beirne Associates, Inc. The warrant was subsequently exercised and we issued 80,000 shares thereunder.

    5. On May 8, 1998, we issued a warrant to purchase 25,000 shares of our common stock with an exercise price of $.25 per share to Jerry Michalski. The warrant was subsequently exercised and we issued 25,000 shares thereunder.

    6. On June 8, 1998, we issued and sold an aggregate of 2,240,477 shares of our Series B Preferred Stock for an aggregate purchase price of approximately $14,227,029 to a group of investors pursuant to a stock purchase agreement.

    7. On January 28, 1999, we issued a warrant to purchase 7,875 shares of our common stock with an exercise price of $.75 per share to Ramsey/Beirne Associates, Inc.

    8. On February 16, 1999, we issued and sold an aggregate of 1,050,649 shares of our Series C Preferred Stock for an aggregate purchase price of approximately $11,399,542 to a group of investors pursuant to a stock purchase agreement.

   The issuances described in Items 15(a)(2) were deemed exempt from registration under the Act in reliance upon Rule 701 promulgated under the Act. The issuances of the securities described in Items 15(a)(1) and 15(a)(3) through 15(a)(8) were deemed to be exempt from registration under the Act in reliance on Section 4(2) of such Act as transactions by an issuer not involving any public offering. In addition, the recipients of securities in each such transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and warrants issued in such transactions. All recipients had adequate access, through their relationships with the Registrant, to information about us.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
   No.                                 Description
 -------                               -----------
 1.1+    Form of underwriting agreement.
 2.1+    Agreement and Plan of Merger, dated May 5, 1999, for the
          reincorporation of Scient Corporation, a California corporation, into
          Scient Corporation, a Delaware corporation.
 3.1+    Amended and Restated Certificate of Incorporation of Scient, filed with the Secretary of State of Delaware on April 15, 1999.
 3.2+    Form of Second Amended and Restated Certificate of Incorporation of
          Scient to be filed after the closing of the offering made pursuant to this Registration Statement.
 3.3+    Amended and Restated Bylaws of Scient.
 4.1+    Amended and Restated Investor Rights Agreement, dated February 16,
          1999, among Scient and the investors and founder named therein, as amended.

  4.2+  Specimen Certificate of Scient's common stock.
  5.1+  Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP, counsel to Scient.
 10.1+  Form of Indemnification Agreement entered into between Scient and its directors and executive officers.
 10.2+  1997 Stock Plan.
 10.3+  1999 Equity Incentive Plan.
 10.4+  1999 Employee Stock Purchase Plan.
 10.5+  Employment Agreement between Scient and Eric Greenberg, dated December
         10, 1997.
 10.6+  Employment Agreement between Scient, Eric Greenberg and Robert M. Howe, dated February 9, 1998.
 10.7+  Employment Agreement between Scient and William H. Kurtz, dated June
         12, 1998.
 10.8+  Employment Agreement between Scient and Stephen A. Mucchetti, dated
         September 14, 1998.
 10.9+  Stock Repurchase Agreement between Scient and Robert M. Howe, dated
         December 22, 1998.
 10.10+ Recruiting Letter Agreement between Scient and Ramsey/Beirne
         Associates, Inc., dated August 20, 1998.
 10.11+ Recruiting Letter Agreement between Scient and Ramsey/Beirne
         Associates, Inc., dated February 25, 1998.
 10.12+ Recruiting Letter Agreement between Scient and Ramsey/Beirne
         Associates, Inc., dated February 25, 1998.
 10.13+ Sub-Sub-Sub-Sub-Sublease between Scient and Charles Schwab & Co., Inc., dated October 7, 1998.
 10.14+ Standard Form of Loft Lease between Scient and Lautob Realty Company, dated October 28, 1998.
 10.15+ Agreement to Sub-Sublease between Scient and Northpoint Communications,
         Inc., dated October 16, 1998.
 10.16+ Full-Recourse Promissory Note between Scient and Aron Dutta, dated
         January 28, 1999.
 10.17+ Sublease between Scient and Robins, Kaplan, Miller & Ciresi, LLP, dated
         April 13, 1999.
 10.18+ Sub-Sub-Sub-Sublease between Scient and Charles Schwab & Co., Inc., dated October 1, 1998.
 10.19+ Addendum to Sub-Sub-Sub-Sublease and Sub-Sub-Sub-Sub-Sublease between
         Scient and Charles Schwab & Co., Inc., dated October 8, 1998.
 10.20  Lease between Scient and Pembroke Real Estate, Inc., dated May 1, 1999.
 23.1 Consent of PricewaterhouseCoopers LLP, independent accountants (see page II-6).
 23.2+  Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
         LLP, counsel to Scient. Reference is made to Exhibit 5.1.
 24.1+  Power of Attorney.
 27.1+  Financial Statement Schedule (See also Item 16(b) and Schedule II).

--------
+  Previously filed with the Commission.

   (b) Financial Statement Schedule

    Schedule II--Valuations and Qualifying accounts.

   Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

   The Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

   Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation or the Bylaws of the Registrant, Indemnification Agreements entered into between the Registrant and its officers and directors, the underwriting agreement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on this 12th day of May, 1999.

                                          SCIENT CORPORATION

                                                     /s/ Robert M. Howe
                                          By: _________________________________
                                             Robert M. Howe
                                             President and Chief Executive
                                             Officer


   Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                                Title                              Date
             ---------                                -----                              ----

        /s/ Robert M. Howe           President, Chief Executive Officer and          May 12, 1999
____________________________________   Director (Principal Executive Officer)
           Robert M. Howe

                 *                   Chairman                                        May 12, 1999
____________________________________
           Eric Greenberg


       /s/ William H. Kurtz          Chief Financial Officer, Executive              May 12, 1999
____________________________________   Vice  President, Treasurer and
          William H. Kurtz             Secretary (Principal Financial and
                                       Accounting Officer)

                 *                   Director                                        May 12, 1999
____________________________________
          David M. Beirne

                 *                   Director                                        May 12, 1999
____________________________________
         Frederick W. Gluck

                 *                   Director                                        May 12, 1999
____________________________________
           Douglas Leone
*By:  /s/ Robert M. Howe
  __________________________________
   (Robert M. Howe, Attorney-in-
Fact)

                      CONSENT OF INDEPENDENT ACCOUNTANTS

   We hereby consent to the use in the Prospectus constituting part of this Registration Statement on Form S-1 of our report dated April 26, 1999 relating to the financial statements of Scient Corporation, which appears in such Prospectus. We also consent to the application of such report to the Financial Statement schedules for the period from November 7, 1997 (inception) to March 31, 1998 and the year ended March 31, 1999 listed under Item 16(b) of this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. The audits referred to in such report also included these schedules. We also consent to the reference to us under the heading "Experts" in such Prospectus.

PricewaterhouseCoopers LLP

San Jose, California
May 8, 1999

                                                                     SCHEDULE II

                               SCIENT CORPORATION

                 VALUATION AND QUALIFYING ACCOUNTS AND RESERVES
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS
                                 (in thousands)

                            Additions      Charged to
                           Balance at      Costs and  Deductions-  Balance at
 Year Ended March 31   Beginning of Period  Expenses  Write-offs  End of Period
 -------------------   ------------------- ---------- ----------- -------------
1998..................        $ --           $ --        $ --         $ --
1999..................        $ --           $ 200       $ --         $ 200

                                 EXHIBIT INDEX

 Exhibit
   No.                                 Description
 -------                               -----------
  1.1+   Form of underwriting agreement.
  2.1+   Agreement and Plan of Merger, dated May  , 1999, for the
          reincorporation of Scient Corporation, a California corporation, into
          Scient Corporation, a Delaware corporation.
  3.1+   Amended and Restated Certificate of Incorporation of Scient, filed with the Secretary of State of Delaware on April 15, 1999.
  3.2+   Form of Second Amended and Restated Certificate of Incorporation of
          Scient to be filed after the closing of the offering made pursuant to this Registration Statement.
  3.3+   Amended and Restated Bylaws of Scient.
  4.1+   Amended and Restated Investor Rights Agreement, dated February 16,
          1999, among Scient and the investors and founder named therein, as amended.
  4.2+   Specimen Certificate of Scient's common stock.
  5.1+   Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP, counsel to Scient.
 10.1+   Form of Indemnification Agreement entered into between Scient and its directors and executive officers.
 10.2+   1997 Stock Plan.
 10.3+   1999 Equity Incentive Plan.
 10.4+   1999 Employee Stock Purchase Plan.
 10.5+   Employment Agreement between Scient and Eric Greenberg, dated December
          10, 1997.
 10.6+   Employment Agreement between Scient, Eric Greenberg and Robert M.
          Howe, dated February 9, 1998.
 10.7+   Employment Agreement between Scient and William H. Kurtz, dated June
          12, 1998.
 10.8+   Employment Agreement between Scient and Stephen A. Mucchetti, dated
          September 14, 1998.
 10.9+   Stock Repurchase Agreement between Scient and Robert M. Howe, dated
          December 22, 1998.
 10.10+  Recruiting Letter Agreement between Scient and Ramsey/Beirne
          Associates, Inc., dated August 20, 1998.
 10.11+  Recruiting Letter Agreement between Scient and Ramsey/Beirne
          Associates, Inc., dated February 25, 1998.
 10.12+  Recruiting Letter Agreement between Scient and Ramsey/Beirne
          Associates, Inc., dated February 25, 1998.
 10.13+  Sub-Sub-Sub-Sub-Sublease between Scient and Charles Schwab & Co.,
          Inc., dated October 7, 1998.
 10.14+  Standard Form of Loft Lease between Scient and Lautob Realty Company, dated October 28, 1998.
 10.15+  Agreement to Sub-Sublease between Scient and Northpoint
          Communications, Inc., dated October 16, 1998.
 10.16+  Full-Recourse Promissory Note between Scient and Aron Dutta, dated
          January 28, 1999.
 10.17+  Sublease between Scient and Robins, Kaplan, Miller & Ciresi, LLP, dated April 13, 1999.
 10.18+  Sub-Sub-Sub-Sublease between Scient and Charles Schwab & Co., Inc., dated October 1, 1998.
 10.19+  Addendum to Sub-Sub-Sub-Sublease and Sub-Sub-Sub-Sub-Sublease between
          Scient and Charles Schwab & Co., Inc., dated October 8, 1998.
 10.20   Lease between Scient and Pembroke Real Estate, Inc., dated May 1,
          1999.
 23.1    Consent of PricewaterhouseCoopers LLP, independent accountants (see page II-6).
 23.2+   Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian,
          LLP, counsel to Scient. Reference is made to Exhibit 5.1.
 24.1+   Power of Attorney.
 27.1+   Financial Statement Schedule (See also Item 16(b) and Schedule II).

--------
+  Previously filed with the Commission.